Use these links to rapidly review the document
TABLE OF CONTENTS
HEELYS, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 7, 2007.

Registration No. 333-142673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HEELYS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3140 (Primary Standard Industrial Classification Code Number)	75-2880496 (I.R.S. Employer Identification Number)

3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006
(214) 390-1831
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael G. Staffaroni
Chief Executive Officer and President
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006
(214) 390-1831
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert Sarfatis, Esq. Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, TX 75201-4761 Phone: (214) 999-4245 Fax: (214) 999-3245	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 53rd at Third 885 Third Avenue New York, New York 10002-4834 Phone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 6, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

8,000,000 Shares

HEELYS, INC.

Common Stock

        The selling stockholders named in this prospectus are offering 8,000,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq Global Market under the symbol "HLYS." The closing price of our common stock on the Nasdaq Global Market on June 5, 2007 was $32.81 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares against payment in New York, New York on or about                        , 2007.

        The underwriters have a 30-day option to purchase up to 1,200,000 additional shares of common stock from the selling stockholders to cover over-allotments, if any. We will not receive any proceeds from the exercise of the over-allotment option.

Bear, Stearns & Co. Inc.	Wachovia Securities	JPMorgan

Piper Jaffray	Banc of America Securities LLC	CIBC World Markets	Robert W. Baird & Co.

The date of this prospectus is                        , 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        You should rely only on information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities and this prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where an offer or sale of shares would be unlawful. The information in this prospectus and any free writing prospectus prepared by us may be accurate only as of their respective dates.

        We own trademarks and trade names that we use in conjunction with the operation of our business. Our trademarks include HEELYS®, which is registered in the United States and in many other countries for wheeled footwear and other goods. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its owner. Use or display by us of trademarks, service marks or trade names owned by others is not intended to and does not imply a relationship between us and, or endorsement or sponsorship by, the owners of the trademarks, service marks or trade names.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering in our consolidated financial statements and notes appearing elsewhere in this prospectus and the risk factors beginning on page 6. As used in this prospectus, the terms "we," "our," "us," or "our company" refer to Heelys, Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

Our Company

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. Our distinctive product offering has driven our growth, and we believe that our HEELYS brand is becoming synonymous with an increasingly popular lifestyle activity. We believe that the growing exposure of our HEELYS brand will allow us to selectively introduce additional product categories in the future by taking advantage of our expertise in product development and sourcing, strong retail relationships and knowledge of our target consumer. In 2006, our net sales increased $144.3 million, or 328.2%, to $188.2 million from $44.0 million in 2005. For the three months ended March 31, 2007, our net sales increased $35.8 million, or 261.6%, to $49.4 million from $13.7 million for the three months ended March 31, 2006.

        We believe that HEELYS-wheeled footwear provides users with a unique combination of fun and style that differentiates it from other footwear and wheeled sports products. Our distinctive product offering has driven our growth, and we believe that our HEELYS brand is becoming synonymous with an increasingly popular lifestyle activity.

        We currently offer HEELYS-wheeled footwear in a wide variety of styles and colors at domestic retail price points ranging from $59.99 to $89.99 depending upon performance features, comfort and materials. HEELYS-wheeled footwear is protected by numerous patents and trademarks, enabling us to capture the emerging demand for our unique offering in the United States and other countries where we can enforce our patents. In 2006, and in the three-month period ended March 31, 2007, approximately 98% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell branded accessories, such as replacement wheels, helmets and other protective gear and a limited variety of apparel items.

        Our brand message emphasizes individuality and independence and is represented by our marketing slogan, "Freedom is a wheel in your sole." We believe that our brand has developed broad appeal among boys and girls between six and fourteen years of age, particularly those who associate themselves with the action sports youth lifestyle. We employ a grass-roots marketing program designed to promote our brand image, stimulate demand for our products, maintain a connection with our target consumer and capture consumer feedback on our products.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be purchased from full-line sporting goods retailers such as The Sports Authority, Modell's and Dick's Sporting Goods; specialty apparel and footwear retailers such as Journeys and The Finish Line; and select department stores, such as Nordstrom and Mervyn's. In 2006, 85.7% of our net sales were derived from retailers in the United States. For the three months ended March 31, 2007, 80.8% of our net sales were derived from retailers in the United States. Internationally, our products are sold to independent distributors with exclusive rights to specified territories.

        The growth and longstanding popularity of skateboarding, inline skating, roller skating and scooter riding in the United States reflect consumers' sustained interest in wheeled sports activities. We believe that our HEELYS-wheeled footwear, which has broad patent protection relative to other wheeled sports products, appeals to many of these same consumers. Although the market for HEELYS-wheeled footwear has grown significantly since our first product was introduced in 2000, we believe this market continues to have strong potential for growth.

Business Strengths

        We attribute our success to the following business strengths:

  •
  strong brand recognition;

  •
  appealing, high-quality products;

  •
  our focus on product innovation, supported by intellectual property protection;

  •
  an in-depth understanding of our target market;

  •
  the compelling value proposition we offer to our retail customers;

  •
  our flexible and efficient sourcing model; and

  •
  our senior management team with deep industry experience.

Growth Strategy

        We plan to continue growing our net sales and earnings through the following strategies:

  •
  increasing awareness and popularity of our HEELYS brand with consumers;

  •
  broadening our relationships with existing retail customers;

  •
  expanding our customer base; and

  •
  developing and selectively acquiring new products and brands.

Risks Affecting Us

        We face a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute our business strategies, as discussed in "Risk Factors." In particular, substantially all of our net sales are generated by one product, and we may not be able to successfully introduce new product categories. Our intellectual property may not restrict competing products that infringe on our patents from being sold. We outsource all of our manufacturing and our results of operations may be adversely affected if our independent manufacturers do not provide us with quality goods on a timely basis. If we are not able to manage our growth effectively, or if the popularity of our products does not continue to grow as rapidly as it has in the past or declines, our results of operations could suffer. As we grow, we must also effectively assimilate new employees and implement additional processes and information technology systems in order to effectively manage our business and report our financial results on a timely basis.

Corporate Information

        We were incorporated in Nevada in May 2000, and since that time have operated through a wholly-owned limited partnership organized in the State of Texas. On August 25, 2006, we reincorporated as a Delaware corporation pursuant to a merger of Heeling, Inc., a Nevada corporation, into Heelys, Inc., a Delaware corporation. Our principal executive offices are located at 3200 Belmeade Drive, Suite 100, Carrollton, Texas, and our telephone number is (214) 390-1831. Our website address is www.heelys.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	8,000,000 shares
Common stock outstanding	27,058,409 shares
Use of proceeds
The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered by this prospectus. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.
Nasdaq Global Market symbol	"HLYS"
Risk factors	See "Risk Factors" beginning on page 6 for a discussion of some of the factors that you should consider carefully before deciding to purchase our common stock.

        The number of shares of common stock outstanding is based on 27,058,409 shares of common stock outstanding as of May 31, 2007, and does not take into account 2,209,163 shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2007 and 34,028 additional shares available for issuance upon exercise of stock options not yet granted under our 2006 Stock Incentive Plan. Of the outstanding options, 437,423 are vested, 1,566,740 vest and become exercisable in 37 equal monthly installments beginning on June 30, 2007, 125,000 vest and become exercisable in four equal cumulative installments beginning December 7, 2007, 55,000 vest and become exercisable in four equal cumulative installments beginning December 12, 2007, and 25,000 vest and become exercisable in four equal cumulative installments beginning March 8, 2008.

        Unless otherwise indicated, all information in this prospectus:

  •
  assumes no underwriters' over-allotment option to purchase up to 1,200,000 additional shares of common stock from the selling stockholders; and

  •
  reflects the number of shares of our common stock outstanding on May 31, 2007.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and 2006, are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated balance sheet data at December 31, 2004, are derived from our consolidated financial statements not included herein which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007, and the consolidated balance sheet data at March 31, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$21,310	$43,950	$188,208	$13,669	$49,428
Cost of sales	14,529	28,951	122,565	8,749	31,952

Gross profit	6,781	14,999	65,643	4,920	17,476
Selling, general and administrative expenses
Sales and marketing	3,191	5,247	13,695	1,381	2,844
General and administrative	2,368	2,987	6,397	931	2,395

Total selling, general and administrative expenses	5,559	8,234	20,092	2,312	5,239

Income from operations	1,222	6,765	45,551	2,608	12,237
Other expense (income), net	1	131	589	1	(766)

Income before income taxes	1,221	6,634	44,962	2,607	13,003
Income taxes	418	2,287	15,788	912	4,552

Net income	$803	$4,347	$29,174	$1,695	$8,451

Earnings per share:
Basic	$0.06	$0.31	$1.50	$0.12	$0.31
Diluted	$0.03	$0.17	$1.16	$0.07	$0.30
Weighted average shares outstanding:
Basic	13,989	13,989	19,479	13,989	27,045
Diluted	25,353	25,353	25,114	25,353	28,351
Other Data:
Unit sales of wheeled footwear:
Pairs, domestic	423	1,145	5,195	375	1,329
Pairs, international	274	266	986	59	369

Total	697	1,411	6,181	434	1,698
Net sales, domestic	$13,835	$36,573	$161,347	$12,034	$39,944
Net sales, international	7,475	7,377	26,861	1,635	9,484
Depreciation and amortization	454	396	402	93	102

	At December 31,
				At March 31, 2007
	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,628	$738	$54,184	$69,082
Working capital	4,281	8,101	92,528	100,959
Total assets	6,321	11,990	106,338	111,781
Total long term liabilities(1)	500	—	—	—
Total stockholders' equity	4,581	8,928	93,770	102,755

(1)
Includes $500,000 of Series A Redeemable Preferred Stock outstanding at December 31, 2004.

Note: The numbers in the tables above, except per share data, have been rounded to thousands. All calculations related to the period-to-period comparisons in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are derived from the tables above, are rounded to millions and could differ immaterially if such calculations were computed without rounding.

RISK FACTORS

        Investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all of the other information in this prospectus before making an investment decision. Our business, financial condition and results of operations could be seriously harmed if any of the following risks actually occur. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We depend primarily upon sales from a single product line and the absence of continued demand for our products would have a material adverse effect on our net sales and results of operations.

        In 2005, 2006 and in the three-month period ended March 31, 2007, we generated approximately 95%, 98% and 98% of our net sales, respectively, from our HEELYS-wheeled footwear and we expect to continue to depend upon HEELYS-wheeled footwear for substantially all of our net sales in the foreseeable future. Because we are dependent on a single line of products, factors such as changes in consumer preferences may have a disproportionately greater impact on us than if we offered multiple product categories. If consumer interest in HEELYS-wheeled footwear or wheeled sports activity products in general declines, we would likely experience a significant loss of sales and may be forced to liquidate excess inventories at a discount, which would have a material adverse impact on our business and operations.

If we are unable to enforce our patents, trademarks and other intellectual property rights, competitors may be able to sell products that are substantially similar to our products, which could adversely affect our sales and damage our brand image.

        We believe our trademarks, trade names, copyrights, trade secrets, issued and pending patents, trade dress and designs are valuable and integral to our success. The costs associated with obtaining and maintaining our intellectual property rights and protecting our HEELYS brand are significant. Further, we do not know whether our pending or future patent applications will result in the issuance of patents. Even if patents are issued in the future, we cannot predict how the patent claims will be construed and such patents may not provide us with the ability to prevent the development, manufacturing or marketing of infringing products. Enforcement of our patents and other intellectual property rights is often met with defenses, counterclaims and countersuits attacking the validity and enforceability of our patents and other intellectual property rights.

        In addition, we may not be able to detect infringement of our intellectual property rights quickly or at all, and at times in the past we have not been, and in the future we may not be, successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. For example, on many occasions, we have identified knockoff products sold by others that we believe may infringe upon our intellectual property rights. Historically, knockoff products have been sold mainly in international markets, but recently we have identified an increasing number of knockoff products being sold domestically. Knockoff products are often sold under a brand name that is the same as or substantially similar to the HEELYS name. Knockoff and counterfeit products may continue to emerge, as others seek to trade on the goodwill of the HEELYS name and benefit from the consumer demand for our products. We may not be able to detect all knockoff and counterfeit products and may lose our competitive position in a given geographic market before we become aware of any such infringement. For example, our net sales in Asia decreased from $12.1 million in 2003 to $5.4 million in 2004, which we believe was primarily due to the presence of lower-priced counterfeit, knockoff and infringing products in certain Asian markets.

        To protect our HEELYS brand, we have already spent significant resources and may be required to spend significantly greater resources in the future to monitor and police our intellectual property rights.

If we are unsuccessful in enforcing our intellectual property rights, sales of counterfeit, knockoff or infringing products by others could harm our HEELYS brand and adversely affect our business, financial condition and results of operations. Even if we successfully enforce our intellectual property rights, the presence in the market of counterfeit, knockoff or infringing products of poor quality for even a short time period could have a detrimental impact on our HEELYS brand.

We may not be able to obtain and maintain patent, trademark or other intellectual property rights protection in some foreign countries, which could result in us being unable to prevent others from using our HEELYS mark, which could have a material adverse effect on our business.

        We depend upon the laws of the countries where our products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because patent laws and standards of patentability vary internationally. Consequently, in certain foreign jurisdictions, we have elected not to apply for patents or trademark registrations. Further, patent and trademark protection may not be available in every country where our products are sold. While we generally apply for patents and trademarks in most countries where we intend to sell patented products, we may not accurately predict all of the countries where patent or trademark protection will ultimately be desirable. If we fail to timely file a patent or trademark application in any such country, we will likely be precluded from doing so at a later date. Failure to adequately pursue and enforce our patent and trademark rights could damage our HEELYS brand, enable others to compete with us and impair our ability to compete effectively.

        In some countries where we have sought patent protection, third parties have challenged the validity, enforceability and scope of our patent rights. For example, the validity of our Japanese patent was challenged in May 2004, resulting in the Japan Patent Office issuing an opinion in February 2006 that our Japanese patent is invalid. We filed a lawsuit with the Intellectual Property High Court in Japan in June 2006, and we filed a Request for Trial for Correction in the Japan Patent Office in September 2006 to attempt to overturn the prior opinion. These actions are still proceeding. In addition, a third party filed a cancellation application in July 2004 with the Taiwan Intellectual Property Office to cancel our issued patent in Taiwan, and this proceeding is still pending. There can be no assurance that we will prevail in these or similar proceedings. Our HEELYS brand, business, financial condition and results of operations could be adversely affected if we fail to obtain and maintain intellectual property right protection in foreign countries where we derive a large amount of our net sales.

Because we are a consumer products company, if we fail to accurately forecast consumer demand and trends in consumer preferences, our HEELYS brand, net sales, customer relationships and results of operations may be adversely affected.

        Demand for our products, and for consumer products in general, is subject to rapidly changing consumer demand and trends in consumer preferences. Therefore, our success depends upon our ability to:

  •
  identify, anticipate, understand and respond to these trends in a timely manner;

  •
  expand the number of styles of HEELYS-wheeled footwear we offer to broaden the appeal of our products to a wider range of consumers; and

  •
  introduce appealing new products and performance features on a timely basis.

        We generally must make decisions regarding product designs several months before our products are available for sale, and it can take us up to six months to achieve full production of certain models. Accordingly, at the time we have to make decisions that determine our inventory levels, we cannot be certain that our product offerings will be well received by consumers, in which case we may be forced to liquidate excess inventories at a discount. Conversely, if we underestimate consumer demand for our products, we could have inventory shortages, which would result in lost sales, delays in shipments to retail customers and independent distributors, strains on our relationships with retail customers and independent distributors and diminished brand loyalty. Even if we introduce appealing new styles and products on a timely basis, we may set prices for our products too high to be successful. A decline in demand for our products, or any failure on our part to satisfy increased demand for our products, could adversely affect our net sales and results of operations.

We have significantly increased our sales and the scope of our operations over the past two years. If we fail to manage our growth effectively, we may experience difficulty in filling purchase orders, declines in product quality, increased costs or other operating challenges.

        We have:

  •
  transitioned from purchasing almost all of our footwear products from one independent manufacturer at December 31, 2005 to purchasing from a number of additional manufacturers in the second quarter of 2006;

  •
  increased the pairs of HEELYS-wheeled footwear sold from 697,000 pairs in 2004, to 1.4 million pairs in 2005 and to 6.2 million pairs in 2006; and

  •
  increased the number of our full-time employees from 19 at June 30, 2004 to 51 at May 31, 2007.

        We anticipate that continued growth of our operations will be required to satisfy increasing consumer demand and to avail ourselves of new market opportunities. The expanding scope of our business and growth in the number of our employees, customers and independent manufacturers have placed and will continue to place a significant strain on our management, information technology systems and other resources. To properly manage our growth, we need to hire additional employees, upgrade our existing financial and reporting systems, improve our business processes and controls and identify and develop relationships with additional independent manufacturers. We may also be required to expand our distribution facilities or add new facilities. Failure to effectively manage our growth could result in difficulty in distributing our products and filling purchase orders, declines in product quality or increased costs, any of which would adversely impact our business and results of operations.

Because we outsource all of our manufacturing to a small number of independent manufacturers, we may face challenges in maintaining a sufficient supply of products to meet demand for our products or experience interruptions in our supply chain. Any shortfall in the supply of our products may decrease our net sales and have an adverse impact on our customer relationships and results of operations.

        All of our products are produced by independent manufacturers with which we do not have long-term contracts. As such, any of them could unilaterally terminate its relationship with us or increase the prices it charges us at any time. Until May 2006, one independent manufacturer produced almost all of our HEELYS-wheeled footwear. Commencing in May 2006, when demand for our HEELYS-wheeled footwear products outstripped the capacity of this independent manufacturer, we used additional independent manufacturers to produce HEELYS-wheeled footwear. Although these additional manufacturers have enabled us to increase our monthly production capacity, we may be unable to fill a substantial number of orders placed by our customers on a timely basis. To expedite the delivery of past-due customer orders, we typically ship via air freight for which we pay higher shipping rates. During the second and third quarters of 2006 our inability to deliver customer orders on a timely basis resulted in delayed sales and higher shipping costs which caused us to miss certain internal financial targets. If we cannot procure sufficient quantities of HEELYS-wheeled footwear to meet customer demand in a timely manner, or if the quality of our products declines, customers may cancel orders, refuse shipments, negotiate for reduced purchase prices or ask us to pay extraordinary shipping costs, any of which could have a material adverse effect on our customer relationships and operating results. Additionally, if any of our independent manufacturers fail or refuse to ship any orders for any reason, our business could be adversely affected.

Our operations are dependent upon the strength of our relationships with our retail customers and independent distributors and their success in selling our products, and a small number of retail customers and independent distributors are responsible for a significant percentage of our net sales.

        Our success is dependent upon the willingness and ability of our retail customers to market and sell our products to consumers, as well as the success of our independent distributors in developing foreign markets for our products. For the year ended December 31, 2005, Big 5 Sporting Goods, Journeys and The Sports Authority were responsible for approximately 12.3%, 11.3% and 10.6% of our net sales, respectively. For the year ended December 31, 2006, Journeys and The Sports Authority accounted for approximately 12.7% and 8.8% of our net sales, respectively. In the three months ended March 31, 2007, Shiner Ltd. (our distributor in the United Kingdom), The Sports Authority and Finish Line accounted for approximately 14.8%, 13.4% and 10.7% of our net sales, respectively. If any of these or our other significant retail customers or independent distributors were to experience financial difficulties, reduce the quantity of our products it sells or stop selling our products, our financial condition and results of operations could be adversely affected.

We do not have long-term contracts with any of our retail customers or independent distributors, and the loss or material reduction in their business with us could result in reduced sales of our products.

        Our retail customers and independent distributors generally purchase products from us on a purchase order basis and do not have long-term contracts with us. Consequently, with little or no notice and without penalty, our retail customers and independent distributors may terminate their relationship with us or materially reduce the level of their purchases of our products. If this were to occur with one or more retail customers or independent distributors who purchase significant quantities of our products, it may be difficult for us to establish substitute relationships in a timely manner, which could have a material adverse effect on our financial condition and results of operations.

We rely on our independent sales representatives for our domestic sales, and if our relationships with a material number of these representatives were terminated, it could result in reduced sales of our products.

        We sell substantially all of our products domestically through our network of 20 independent sales representatives. We rely on these independent sales representatives to provide new customer prospects and market our products to our retail customers. Our independent sales representatives do not sell our products exclusively and may terminate their relationships with us at any time with limited notice. Our ability to maintain and increase our domestic sales depends in large part on our success in maintaining relationships with our independent sales representatives on commercially reasonable terms. Any failure to maintain and develop new satisfactory relationships with independent sales representatives, or any failure of our independent sales representatives to effectively market our products, could adversely affect our domestic sales.

Our current information technology systems may be unable to support our growth, and planned improvements may be inadequate or may not be successfully implemented on a timely basis, which would adversely affect our ability to operate effectively.

        We are in the process of upgrading and implementing new information technology systems to facilitate our growth, streamline our financial reporting and improve our internal controls. We have identified a number of significant deficiencies related to the security of our information technology systems that may affect the timeliness and accuracy of recording transactions and which could become material weaknesses in future periods if not remedied. The deficiencies include our need to further enhance access privileges and password settings and provide for more frequent monitoring of production critical processes. In addition, we may experience difficulties in transitioning to new or upgraded systems, including the loss of data and diminished productivity as our personnel become familiar with our new systems. As we grow and our business needs change, we could experience difficulties associated with systems transitions. If we experience difficulties in implementing new or upgraded information technology systems or experience system failures, or if we are unable to successfully modify our information technology systems to respond to changes in our business, our ability to operate effectively could be adversely affected.

Our business could suffer if our independent manufacturers violate legal requirements or fail to conform to generally accepted ethical standards.

        We expect our independent manufacturers to comply with applicable legal requirements and generally accepted ethical standards for working conditions and other matters. However, we do not control our independent manufacturers or their business practices. If any of our manufacturers were to use forced or indentured labor or child labor, fail to pay compensation in accordance with local law, fail to operate in compliance with local safety regulations or diverge from other applicable legal requirements or business practices generally accepted as ethical, we would take appropriate action, which could result in an interruption in our product supply. In addition, we could suffer negative publicity and damage to our reputation and the value of our HEELYS brand, which would adversely affect our business and results of operations.

If our independent manufacturers are unable to obtain raw materials, our costs could increase or the delivery of our products could be delayed, which could adversely affect our net sales and results of operations.

        The production capacity of our independent manufacturers is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in increased costs to us or delays in deliveries of our products from our manufacturers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our sales prices and profit margins, any of which could harm our net sales and results of operations.

Because our products are manufactured in Asia and a portion of our sales activities occur outside of the United States, we are subject to international business, political, operational, financial and economic risks that could adversely affect our net sales and results of operations.

        Conducting business internationally entails numerous risks which could interrupt or otherwise adversely affect our business, including:

  •
  increased transportation costs;

  •
  delays and other logistical problems relating to the transportation of goods shipped by ocean freight;

  •
  work stoppages, strikes, lockouts or increased security concerns at seaports;

  •
  tariffs, import and export controls and other barriers, such as quotas and local content rules;

  •
  restrictions on the transfer of funds;

  •
  changing economic conditions;

  •
  changes in governmental policies and regulations;

  •
  limitations on the level of intellectual property protections;

  •
  poor or unstable infrastructure of certain foreign countries;

  •
  trade sanctions, political unrest, terrorism, war, epidemics and pandemics;

  •
  expropriation and nationalization; and

  •
  difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions.

        These factors and the failure to effectively respond to them could result in, among other things, poor quality in our products, product shortages, delivery delays, decreased net sales and increased costs.

We are subject to foreign exchange risk, and if the U.S. dollar significantly weakens compared to the currency in the markets where our products are produced, our manufacturers could increase the prices they charge us for our products, which could reduce our profitability.

        We pay for our products and we pay commissions to our independent sourcing agent in U.S. dollars, and our independent distributors pay us in U.S. dollars. International sales accounted for approximately 35.1% of our net sales in 2004, 16.8% of our net sales in 2005, 14.3% of our net sales in 2006 and 19.2% of our net sales in the three months ended March 31, 2007. We do not engage in any foreign currency hedging transactions. If the U.S. dollar strengthens compared to the currency in the foreign markets where our products are sold, our products will be more expensive in those markets making them less attractive to consumers. If the U.S. dollar significantly weakens compared to the currency in the foreign markets where our products are produced, our manufacturers could increase the prices they charge us for our products, which could reduce our profitability. There can be no assurance that we can effectively mitigate our foreign exchange risk.

HEELYS-wheeled footwear could become subject to import duties in the United States, and if we cannot increase our prices to compensate for such duties, it could reduce our profitability.

        HEELYS-wheeled footwear is currently classified by U.S. Customs and Border Protection as a skate, and as such we do not pay import duties to the United States. This customs classification can be changed at any time and, although we would vigorously oppose any proposed change, there can be no assurance that we would prevail. If the classification for HEELYS-wheeled footwear changed and HEELYS-wheeled footwear became subject to an import duty, it might be difficult to increase our prices to compensate for any such duty, which could reduce our profitability.

Third parties may claim that we are infringing their intellectual property rights, and such claims may be costly to defend, may require us to pay licensing fees, damages or other amounts and may prevent or limit the manufacture, marketing or sale of our products.

        Third parties may successfully claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe valid intellectual property rights of third parties, we may be unaware of the intellectual property rights of others that may cover some of our technology or products. For example, because many patent applications in the United States are not publicly disclosed immediately after they are filed, we could adopt technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

        Our competitors in both the United States and foreign countries may have applied for or obtained, or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, market or sell our products. Although we may conduct our own independent review of patents issued to certain third parties, we cannot assure you that we will be aware of all pre-existing technology that may subject us to patent litigation. If we are forced to defend against infringement claims, whether or not such claims are resolved in our favor, we could encounter expensive and time-consuming litigation which could divert the attention of our management and other key personnel from our business operations. Furthermore, if we are found to be infringing intellectual property rights of others, we could be required to pay licensing fees or damages. In addition, if we are not able to obtain license agreements on terms acceptable to us, or at all, we may be prevented from manufacturing, marketing or selling our products. As a result, our net sales could be significantly reduced and our cost of sales could be significantly increased, either of which could have an adverse effect on our business.

We are dependent on our management team and other personnel, and the failure to attract and retain such individuals could adversely affect our operations.

        Our future success will depend in large part on our ability to retain Michael G. Staffaroni, Michael W. Hessong, Charles D. Beery and Patrick F. Hamner and to attract and retain other qualified managerial personnel. Our management and other employees can terminate their employment with us at any time, and we do not maintain key person life insurance. Our inability to attract or retain qualified employees, or the loss of any key employee, could harm our business and results of operations. We recently hired a Vice President — Marketing, a Vice President — Design and Development and a Vice President — Sourcing. Our failure to successfully integrate any of these individuals into our management team could adversely affect our business and results of operations.

We are subject to product liability, warranty and recall claims and our insurance coverage may not cover such claims, which could cause us to incur substantial costs and adversely affect our business.

        Due to the inherent risk of injury related to the use of our products, our business exposes us to claims for product liability and warranty claims if our products actually or allegedly fail to perform as expected, or the use of our products results or is alleged to result in personal injury, disability or death. There can be no assurance that we will be able to successfully defend or settle the product liability claims and lawsuits to which we are and in the future may be subject.

        We attach warning labels to our products and packaging relating to safe usage and the risk of injury. However, if a product liability claim is brought against us, the content of the warnings, the placement of them or both may be considered inadequate by courts, exposing us to liability. We cannot be certain that our safety warning labels are adequate. Product liability claims could result in us having to expend significant time and expense to defend these claims and to pay, if necessary, settlement amounts or damages, which could adversely affect our financial condition. In addition, claims that use of our products resulted in an injury, disability or death could cause our HEELYS brand image and operating performance to suffer by damaging our reputation and prospects and by diverting the time and attention of our management, even if we are not at fault.

        There can be no assurance that our product liability insurance coverage will be adequate, that our insurers will be financially viable when payment of a claim is required or that we will be able to obtain such insurance in the future on acceptable terms, if at all.

        If any of our products are or are alleged to be defective, we may be required to recall that product. Any product recall could cause us to incur substantial cost, and irreparably harm our relationships with our customers, which could adversely affect our business.

Additional bans on the use of our HEELYS-wheeled footwear due to public safety and liability concerns could adversely affect our net sales and results of operations.

        Various places of business and other institutions, such as shopping malls and schools, have imposed bans on the use of our HEELYS-wheeled footwear due to public safety and liability concerns. If the number of businesses and other institutions instituting such bans increases in the future, consumers could find our HEELYS-wheeled footwear less appealing, which could adversely affect our net sales and results of operations.

Expanding our distribution to mass merchants could have a material adverse effect on our gross margin, brand image and results of operations.

        We sell our products to sporting goods retailers, specialty apparel and footwear retailers and select department stores in an effort to maintain a high-quality image for our HEELYS brand and premium price points for our products. Although we do not currently anticipate distributing to mass merchants, if we choose to do so in the future it could have a material adverse effect on our gross margin and could negatively affect our HEELYS brand image and our reputation with consumers, which could adversely affect our results of operations and financial condition.

Our operating results are subject to seasonal and quarterly variations in our net sales and net income, which could adversely affect the price of our common stock.

        We have experienced, and expect to continue to experience, substantial seasonal and quarterly variations in our net sales and net income. These variations are primarily related to increased sales of our products during the holiday selling season. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of holidays and advertising initiatives and changes in our product mix. In addition, variations in weather conditions may significantly affect our results of operations.

        As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate significantly.

As a relatively young consumer products company, we may not be able to compete effectively, which could have a negative impact on our sales and our business.

        We compete with companies that sell to young consumers in several different product markets, including footwear, sporting goods and recreational products. These markets are intensely competitive and we expect competition to increase in the future. A number of our competitors have significantly greater financial, marketing, distribution and manufacturing resources than we do, as well as greater brand awareness in the markets in which they operate. We also compete with counterfeit, knockoff and infringing products, which are often sold at lower prices. If we fail to remain competitive with respect to the quality, design, price and timely delivery of products, our business, financial condition and results of operations could be materially adversely affected.

We may have difficulty identifying and successfully integrating acquisitions into our business and any acquisitions we make could result in adverse consequences.

        We may make acquisitions of complementary companies and products. The pursuit of acquisitions may divert the attention of management and cause us to incur significant expenses identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        We have limited experience acquiring other businesses and may not be able to successfully integrate any acquired operations with our business or effectively manage the combined business following an acquisition. We also may not achieve the anticipated benefits of an acquisition due to any of the following factors:

  •
  unanticipated costs associated with making the acquisition and operating the acquired business;

  •
  harm to our business relationships with independent manufacturers, retail customers and independent distributors;

  •
  loss of key employees of the acquired business; or

  •
  difficulties associated with entering product categories or markets in which we have little or no prior experience.

        If we experience any of the difficulties noted above, our business and financial condition could be adversely affected.

Risks Related to this Offering

The trading price of our common stock has been and may continue to be volatile and you may lose all or a part of your investment.

        Since our initial public offering in December 2006, the price of our common stock as reported by the Nasdaq Global Market has ranged from a low of $27.25 on March 14, 2007 to a high of $40.09 on February 5, 2007. The trading price of our common stock could continue to fluctuate significantly for various reasons, including:

  •
  expiration of lock-up agreements;

  •
  our operating and financial performance and prospects;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, other public announcements and filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

  •
  strategic actions by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in general economic conditions in the United States and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

  •
  sales of our common stock by us or members of our management team.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in our industry. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Future sales of our common stock in the public market could lower the trading price of our common stock, and the exercise of outstanding stock options and any additional capital raised by us through the sale of our common stock may dilute your ownership in us.

        We may sell additional shares of common stock in the future. Our Certificate of Incorporation authorizes us to issue 75,000,000 shares of common stock. As of May 31, 2007, we had 27,058,409 shares of common stock outstanding. Of this amount, a total of 15,416,284 shares, including the 8,000,000 shares that the selling stockholders are selling in this offering and 7,386,750 of the shares sold in our initial public offering in December 2006 may be resold immediately in the public market unless held by "affiliates" of ours as that term is defined in Rule 144 of the Securities Act of 1933, or the Securities Act. Of the remaining 11,642,125 shares, 11,058,700 will be restricted from immediate resale under lock-up agreements to be entered into between certain of our current stockholders and the underwriters. These lock-up agreements are described in "Underwriting" and expire 90 days after the date of this prospectus, unless Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., on behalf of the underwriters, consent otherwise. Such period could be extended by the underwriters for up to an additional 34 days under certain circumstances. Immediately after the expiration of the lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements.

        In addition, as of May 31, 2007, options to purchase 2,209,163 shares of our common stock were outstanding and 34,028 additional shares of our common stock were available for future awards under our 2006 Stock Incentive Plan. Of this total, 437,423 are vested, 1,566,740 vest and become exercisable in 37 equal monthly installments beginning June 30, 2007, 125,000 vest and become exercisable in four equal cumulative installments beginning December 7, 2007, 55,000 vest and become exercisable in four equal cumulative installments beginning December 12, 2007 and 25,000 vest and become exercisable in four equal cumulative installments beginning March 8, 2008. We have filed a registration statement under the Securities Act covering all of the shares of common stock reserved for issuance under our 2006 Stock Incentive Plan, including the shares issuable upon exercise of the outstanding options. The registration statement has become effective and permits the resale of shares issued under this plan in the public markets without restriction under the Securities Act.

        After completion of this offering and the expiration of the lock-up agreements, holders of 8,839,610 shares of our outstanding common stock will have demand and other registration rights, as described in "Description of Capital Stock."

        We cannot predict the effect, if any, that future issuances and sales of our common stock will have on the trading price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing trading prices for our common stock.

Existing stockholders significantly influence our corporate governance.

        Upon completion of this offering, our executive officers, key employees, directors and their affiliates will beneficially own, in the aggregate, approximately 41.9% of our outstanding common stock. In addition, Capital Southwest Venture Corporation, or "CSVC," which will own approximately 15.2% of our common stock after this offering, has the contractual right to designate (i) two nominees for director to be included in management's slate of director nominees, so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. As a result, through its designees, CSVC may significantly influence our corporate governance.

Our Certificate of Incorporation and By-Laws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the value of an investment in our common stock.

        Our Certificate of Incorporation and By-Laws and Delaware corporate law contain provisions that could delay or prevent a change in control of our company or changes in our management. Among other things, these provisions:

  •
  authorize our board of directors, without prior stockholder approval, to issue preferred stock with rights, privileges and preferences, including voting rights, senior to those of our common stock;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

  •
  impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

        These provisions could discourage proxy contests, make it more difficult for our stockholders to elect directors and take other corporate actions and may discourage, delay or prevent a change in control or changes in our management that a stockholder might consider favorable. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could deprive you of the opportunity to sell your common stock at a price in excess of the prevailing trading price and cause the trading price of our common stock to decline.

As a public company, we are required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

        SEC rules require that, as a publicly traded company, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to the completion of our initial public offering in December 2006, we were not required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time. We may experience difficulty in meeting the SEC's reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

        As a public company we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other SEC and Nasdaq rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2007, to attest to our assessment of our internal control over financial reporting. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors and testing of our internal control over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. Documentation and testing of our internal controls, which we have not undertaken in the past, will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs.

        During the course of our testing, we may identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting it may negatively impact our business, results of operations and reputation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements with respect to our financial condition, results of operations and business that are not historical information. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements can be identified by the use of terminology such as "subject to," "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "may," "will," "should," "can," the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

        All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and assumptions, but they are inherently uncertain, we may not realize our expectations and our assumptions may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Factors that may materially affect such forward-looking statements include:

  •
  significant competition;

  •
  our ability to adequately enforce our intellectual property rights;

  •
  unfavorable publicity, consumer perception or material product liability claims concerning our products;

  •
  costs of compliance and our failure to comply with governmental regulations;

  •
  economic, political and other risks associated with our international manufacturing and sales;

  •
  our failure to satisfy consumer demand for our products;

  •
  changes in consumer preferences or demand for our products;

  •
  our inability to attract and retain key members of management;

  •
  the effects of seasonality on our sales; and

  •
  other factors described in this prospectus under "Risk Factors."

        Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, performance or achievements. We do not have any obligation and do not intend to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

INDUSTRY AND MARKET DATA

        Industry and market data used in this prospectus were obtained through surveys and studies conducted by third parties, industry and general publications and our internal research. Industry data estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors."

USE OF PROCEEDS

        All of the shares of common stock being offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares.

PRICE RANGE OF COMMON STOCK

        Our common stock, par value $0.001, has been listed on the Nasdaq Global Market under the stock symbol "HLYS" since December 8, 2006. Prior to that time there was no public market for our stock. The initial public offering price of our common stock on December 8, 2006 was $21.00 per share. As of May 31, 2007, there were 28 holders of record of our common stock. The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	High	Low
2006
Fourth Quarter (since December 8, 2006)	$38.75	$30.00
2007
First Quarter	$40.09	$27.25
Second Quarter (through June 5, 2007)	$38.68	$27.27

        On June 5, 2007, the last reported sales price of our common stock on the Nasdaq Global Market was $32.81.

DIVIDEND POLICY

        In the past we have not paid any dividends, nor do we anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our outstanding indebtedness, earnings, capital requirements, financial condition and future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or net profit for the then current and immediately preceding fiscal years, and other factors that our board of directors may deem relevant. Our revolving credit facility prohibits us from paying dividends or making other distributions to our stockholders, and future agreements governing our borrowings, and the terms of any preferred stock we may issue in the future, will also likely contain restrictive covenants prohibiting us from paying dividends.

CAPITALIZATION

        The following table provides our cash and cash equivalents and our capitalization as of March 31, 2007.

        You should read this table in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and related notes included elsewhere in this prospectus.

At March 31, 2007
(dollars in thousands, except par value)
Cash and cash equivalents	$69,082

Total debt	—
Stockholders' equity:
Common stock, $0.001 par value, 75,000,000 shares authorized, 27,047,382 shares issued and outstanding	27
Additional paid-in capital	60,329
Retained earnings	42,399

Total stockholders' equity	102,755

Total capitalization	$102,755

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and 2006 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002, 2003 and 2004 are derived from our consolidated financial statements not included herein which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007, and the consolidated balance sheet data at March 31, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$25,820	$22,215	$21,310	$43,950	$188,208	$13,669	$49,428
Cost of sales	17,741	15,583	14,529	28,951	122,565	8,749	31,952

Gross profit	8,079	6,632	6,781	14,999	65,643	4,920	17,476
Selling, general and administrative expenses
Sales and marketing	3,048	2,739	3,191	5,247	13,695	1,381	2,844
General and administrative	3,035	2,184	2,368	2,987	6,397	931	2,395

Total selling, general and administrative expenses	6,083	4,923	5,559	8,234	20,092	2,312	5,239

Income from operations	1,996	1,709	1,222	6,765	45,551	2,608	12,237
Other expense (income), net	43	33	1	131	589	1	(766)

Income before income taxes	1,953	1,676	1,221	6,634	44,962	2,607	13,003
Income taxes	667	575	418	2,287	15,788	912	4,552

Net income	$1,286	$1,101	$803	$4,347	$29,174	$1,695	$8,451

Earnings per share:
Basic	$0.09	$0.08	$0.06	$0.31	$1.50	$0.12	$0.31
Diluted	$0.05	$0.04	$0.03	$0.17	$1.16	$0.07	$0.30
Weighted average shares outstanding:
Basic	13,989	13,989	13,989	13,989	19,479	13,989	27,045
Diluted	25,353	25,353	25,353	25,353	25,114	25,353	28,351
Other Data:
Unit sales of wheeled footwear:
Pairs, domestic	415	292	423	1,145	5,195	375	1,329
Pairs, international	420	454	274	266	986	59	369

Total	835	746	697	1,411	6,181	434	1,698
Net sales, domestic	$13,058	$9,458	$13,835	$36,573	$161,347	$12,034	$39,944
Net sales, international	12,762	12,757	7,475	7,377	26,861	1,635	9,484
Depreciation and amortization	304	548	454	396	402	93	102

	At December 31,
							At March 31, 2007
	2002	2003		2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$54	$1,200	(1)	$1,628	$738	$54,184	$69,082
Working capital	4,015	3,355		4,281	8,101	92,528	100,959
Total assets	7,881	5,549		6,321	11,990	106,338	111,781
Total long term liabilities(2)(3)	2,526	598		500	—	—	—
Total stockholders' equity	2,677	3,778		4,581	8,928	93,770	102,755

(1)
Includes $1.1 million of cash on deposit held under a previously outstanding revolving line of credit.

(2)
Includes current portion of long-term debt.

(3)
Includes $500,000 of Series A Redeemable Preferred Stock outstanding at December 31, 2002, 2003 and 2004.

Note: The numbers in the tables above, except per share data, have been rounded to thousands. All calculations related to the period-to-period comparisons in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are derived from the tables above, are rounded to millions and could differ immaterially if such calculations were computed without rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in this discussion. Please refer to "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. In 2006, and in the three-month period ended March 31, 2007, approximately 98% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell branded accessories such as replacement wheels, helmets and other protective gear and a limited variety of apparel items.

        We introduced HEELYS-wheeled footwear in 2000, and for several years our domestic sales were concentrated with one large, national specialty retailer. Although we initially focused on driving our domestic sales growth, we also established relationships with an independent distributor in each of Japan, South Korea and Southeast Asia. As a result, the sources of our net sales were largely concentrated and we were susceptible to customer-specific and region-specific factors, including competition from counterfeit, knockoff and infringing products in international markets. This concentration caused variability in our results of operations. Since that time, we have diversified our retail customer base in the United States and expanded our international distribution channels to mitigate this concentration.

        Since 2003, our domestic net sales have increased rapidly. We believe that this increase has resulted primarily from the growing acceptance of HEELYS-wheeled footwear by consumers, increasing recognition of our HEELYS brand name and expanding distribution of HEELYS-wheeled footwear to existing and new retail customers. We believe that our grass-roots marketing programs, quality products and relationships with our retail customers have contributed to this growing demand. Continued growth of our net sales will depend on consumer demand for HEELYS-wheeled footwear and our ability to satisfy this demand. A number of factors may impact consumer demand for our products, including:

  •
  the effectiveness of our marketing strategies;

  •
  our ability to effectively distribute our products;

  •
  our ability to design products that appeal to our target consumers;

  •
  our ability to protect our intellectual property rights;

  •
  general economic conditions, particularly changes in consumer discretionary spending patterns; and

  •
  changes in the popularity of and participation rates in wheeled sports activities.

        We intend to continue to diversify our product offering with new HEELYS-wheeled footwear models, product categories and accessories in order to benefit from the increasing recognition of our HEELYS brand and the growing market for action sports-inspired products. Designing, marketing and distributing new products will require us to devote additional resources to product development, marketing and operations. These additional resources may include hiring new employees to support our growth in these areas and increasing amounts allocated to product advertising and promotion. Each of these additional resource commitments will increase our selling, general and administrative expenses. Because the selling price and unit cost of new products may differ from those of our existing products, sales of these new products may also impact our gross margin. In addition, we may seek to selectively acquire products and companies that offer products that are complementary to ours.

General

Net Sales

        Net sales represent primarily sales of HEELYS-wheeled footwear, less an estimated reserve for sales returns, allowances and discounts. A small portion of our net sales is derived from the sale of accessories such as replacement wheels, helmets and other protective gear and a limited variety of apparel items. Amounts billed to domestic customers for shipping and handling are included in net sales.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be found in full-line sporting goods retailers, specialty apparel and footwear retailers and select department stores and online retailers. As of May 31, 2007, our customer base of retail customers in the United States included more than 850 accounts that operated more than 7,400 stores. Based on communications with these customers, we believe that as of May 31, 2007, our HEELYS-wheeled footwear was offered for sale in more than 5,700 of these stores. In 2006, 85.7% of our net sales were derived from domestic retail customers. For the three months ended March 31, 2007, 80.8% of our net sales were derived from domestic retail customers. Internationally, our products are sold to independent distributors with exclusive rights to specified territories. Sales to our independent distributors are denominated in U.S. dollars. As of May 31, 2007, we had 28 independent distributors. For the three months ended March 31, 2007, the United Kingdom accounted for 14.8% of our net sales. No country, other than the United States and the United Kingdom, accounted for 10% or more of our net sales for the three months ended March 31, 2007. In 2005 and 2006, no country, other than the United States, accounted for 10% or more of our net sales.

Cost of Sales and Gross Profit

        Cost of sales consists primarily of the cost to purchase finished products from our independent manufacturers. Cost of sales also includes commissions paid to our independent sourcing agent, inbound and outbound freight, warehousing expenses, tooling depreciation, royalty expenses related to licensed intellectual property and an inventory reserve for shrinkage and write-downs.

        We source all of our products and accessories from manufacturers located in China, Indonesia and South Korea. Our product costs are largely driven by the prices we negotiate with our independent manufacturers. Each season, we negotiate a unit price for each model of HEELYS-wheeled footwear. Factors that influence these prices include raw materials and labor costs and foreign exchange rates. We pay our independent sourcing agent a commission equal to a specified percentage of our per unit cost, with the percentage decreasing when our annual purchases exceed a predetermined unit volume threshold. We believe that our sourcing model allows us to minimize our capital investment, retain the production flexibility, cost-effectiveness and scalability inherent in the use of independent manufacturers and focus our resources on developing new products and enhancing our HEELYS brand image. In December 2006, we hired a Vice President — Sourcing to manage our relationship with our independent sourcing agent and manufacturers.

        We have generally avoided selling our products at close-out prices due to strong demand. Should demand for our products slow, we may discount our products to reduce our inventory, which may cause our gross profit as a percentage of net sales, or gross margin, to decline. Our gross margin is affected by our sourcing and distribution costs, our product mix and our ability to avoid excess inventory by accurately forecasting demand for our products. The unit prices that we charge our domestic retail customers are generally higher than what we charge our independent distributors for similar products, because our independent distributors are responsible for distribution and marketing costs relating to our products. The gross margin for products sold to our domestic retail customers and independent distributors are similar, however, due to higher shipping costs and standard customer discounts and allowances related to domestic sales.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of wages and related payroll and employee benefit costs, sales and marketing expenses, advertising costs, travel and insurance expenses, product development costs, costs to enforce our intellectual property rights, depreciation, amortization, professional fees, facility expenses and costs associated with operating as a public company. Our selling, general and administrative expenses have increased annually as we have increased our marketing expenses and expanded our infrastructure to support our sales growth. In addition, our product liability insurance premiums have increased as our net sales have increased.

        We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires the measurement of compensation cost of stock-based compensation awards based on the estimated fair value of that award on the date of grant. We recognize this compensation cost using the straight-line method over the period during which the employee is required to provide service in exchange for the award — the requisite service period. No compensation cost is recognized for awards for which the employee does not render the required service. If the requisite service is not provided, all previously recognized compensation cost is reversed. For all awards granted to-date, the requisite service period is the same as the vesting period of the award. For the three months ended March 31, 2007, we recognized $456,000 of stock-based compensation cost, of which $139,000 is included in sales and marketing expense and $261,000 is included in general and administrative expense. The balance, $56,000, is included in cost of sales. We did not grant any stock-based compensation awards prior to June 2006.

        We expect that our selling, general and administrative expenses will continue to increase in future periods as we continue to hire additional personnel, develop our infrastructure, increase our brand recognition through marketing, increase our product development efforts, secure and enforce our intellectual property rights and incur additional expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002.

  Income Taxes

        We operate through Heeling Sports Limited, a Texas limited partnership, and, accordingly, have not incurred significant amounts of Texas franchise taxes. Texas recently passed legislation amending its franchise tax law. We do not expect this change in the Texas franchise tax law to have a material impact on our effective tax rate.

Results of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	68.2	65.9	65.1	64.0	64.6

Gross profit	31.8	34.1	34.9	36.0	35.4
Selling, general and administrative expenses
Sales and marketing	15.0	11.9	7.3	10.1	5.8
General and administrative	11.1	6.8	3.4	6.8	4.8

Total selling, general and administrative expenses	26.1	18.7	10.7	16.9	10.6
Income from operations	5.7	15.4	24.2	19.1	24.8
Other expense (income), net	—	0.3	0.3	—	(1.5)

Income before income taxes	5.7	15.1	23.9	19.1	26.3
Income taxes	2.0	5.2	8.4	6.7	9.2

Net income	3.8%	9.9%	15.5%	12.4%	17.1%

Comparison of the Three Months Ended March 31, 2007 and Three Months Ended March 31, 2006

        Net sales.    Net sales increased $35.8 million, or 261.6%, to $49.4 million for the three months ended March 31, 2007 from $13.7 million for the three months ended March 31, 2006. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear, which increased by 1.3 million pairs, or 291.2%, to 1.7 million pairs for the three months ended March 31, 2007 from 434,000 pairs for the three months ended March 31, 2006, partially offset by a lower average selling price due to product mix. For the three months ended 2007, 80.8% of our net sales were derived from domestic retail customers, compared to 88.0% for the three months ended March 31, 2006. Domestically, our net sales increased $27.9 million, or 231.9%, to $39.9 million for the three months ended March 31, 2007 from $12.0 million for the three months ended March 31, 2006. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 954,000 pairs, or 254.4%, to 1.3 million pairs for the three months ended March 31, 2007 from 375,000 pairs for the three months ended March 31, 2006. Internationally, our net sales increased $7.8 million, or 480.2%, to $9.5 million for the three months ended March 31, 2007, compared to $1.6 million for the three months ended March 31, 2006.

        Gross profit.    Gross profit increased $12.6 million to $17.5 million for the three months ended March 31, 2007 from $4.9 million for the three months ended March 31, 2006. Our gross margin was 35.4% for the three months ended March 31, 2007 compared to 36.0% for the three months ended March 31, 2006. The decrease in gross margin was attributed to an increase in our estimated reserves for returns and co-op advertising and marketing discretionary fund allowances of 1.5% of our net sales. This increase was offset by reduced costs of 0.4% of net sales related to reduced freight costs and 0.3% of net sales related to efficiencies in operating our distribution center.

        Sales and marketing expense.    Sales and marketing expense increased $1.5 million to $2.8 million for the three months ended March 31, 2007 from $1.4 million for the three months ended March 31, 2006. This increase was primarily the result of a $510,000 increase in sales commissions related to our increased domestic net sales partially offset by a decrease in commission rates, a $284,000 increase in co-op advertising resulting from increased sales, a $198,000 increase in payroll and payroll related expenses resulting from an increase in the number of employees to support our growth, a $143,000 increase in point-of-sale marketing efforts and $139,000 in stock-based compensation costs. Although the dollar amount of sales and marketing expense increased, sales and marketing expense as a percentage of net sales decreased to 5.8% for the three months ended March 31, 2007 from 10.1% for the three months ended March 31, 2006.

        General and administrative expense.    General and administrative expense increased $1.5 million to $2.4 million for the three months ended March 31, 2007 from $931,000 for the three months ended March 31, 2006. This increase was the result of $548,000 in costs directly attributable to our status as a public company after the completion of our initial public offering in December 2006, a $320,000 increase in payroll and related employee costs resulting from an increase in headcount, $261,000 in stock-based compensation costs, $220,000 in legal fees to enforce our intellectual property and a $162,000 increase in our product liability insurance premiums due to increased sales volume, partially offset by a $148,000 reduction in our provision for doubtful accounts from December 31, 2006 to March 31, 2007. Although the dollar amount of general and administrative expense increased, as a percentage of net sales, general and administrative expense decreased to 4.8% for the three months ended March 31, 2007 from 6.8% for the three months ended March 31, 2006.

        Operating income.    As a result of the above factors, operating income increased $9.6 million to $12.2 million for the three months ended March 31, 2007 from $2.6 million for the three months ended March 31, 2006. As a percentage of net sales, operating income increased to 24.8% for the three months ended March 31, 2007 from 19.1% for the three months ended March 31, 2006.

        Income taxes.    Income taxes were $4.6 million for the three months ended March 31, 2007, representing an effective income tax rate of 35.4%, compared to $912,000 for the three months ended March 31, 2006, representing an effective income tax rate of 35.0%. We currently expect our effective tax rate to be approximately 35.4% for the fiscal year ended December 31, 2007.

        Net income.    As a result of the above factors, net income was $8.5 million for the three months ended March 31, 2007 compared to $1.7 million for the three months ended March 31, 2006. As a percentage of net sales, net income increased to 17.1% for the three months ended March 31, 2007 from 12.4% for the three months ended March 31, 2006.

Comparison of the Years Ended December 31, 2006 and December 31, 2005

        Net sales.    Net sales increased $144.3 million, or 328.2%, to $188.2 million in 2006 from $44.0 million in 2005. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear, which increased by 4.8 million pairs, or 338.1%, to 6.2 million pairs in 2006 from 1.4 million pairs in 2005. In 2006, 85.7% of our net sales were derived from domestic retail customers, compared to 83.2% in 2005. Domestically, our net sales increased $124.8 million, or 341.2%, to $161.3 million in 2006 from $36.6 million in 2005. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 4.1 million pairs, or 353.7%, to 5.2 million pairs in 2006 from 1.1 million pairs in 2005. Internationally, our net sales increased $19.5 million, or 264.1%, to $26.9 million in 2006, compared to $7.4 million in 2005. This increase was primarily the result of increased sales to distributors in the United Kingdom, Canada and Ireland, partially offset by decreased sales to distributors in Japan and Spain/Portugal.

        Gross profit.    Gross profit increased $50.6 million to $65.6 million in 2006 from $15.0 million in 2005. Our gross margin was 34.9% in 2006 compared to 34.1% in 2005. The increase in gross margin was attributed to a decrease in our product costs of 0.8% of net sales due to product mix and reduced sourcing commissions; reduced costs of 0.4% of net sales related to efficiencies in operating our distribution center and reduced royalty expense of 0.2% of net sales related to fewer royalty-based sales. These cost reductions were partially offset by increased freight costs of 0.7% of net sales, including extraordinary air freight costs incurred to offset startup production delays at several of our new independent manufacturers.

        Sales and marketing expense.    Sales and marketing expense increased $8.4 million to $13.7 million in 2006 from $5.2 million in 2005. This increase was primarily the result of a $6.4 million increase in sales commissions related to our increased domestic net sales, together with a $696,000 increase in television advertising, a $561,000 increase in co-op advertising, and $127,000 in stock-based compensation. Although the dollar amount of sales and marketing expense in 2006 increased from the prior period, as a percentage of net sales, sales and marketing expense decreased to 7.3% in 2006 from 11.9% in 2005.

        General and administrative expense.    General and administrative expense increased $3.4 million to $6.4 million in 2006 from $3.0 million in 2005. This increase was primarily the result of a $1.2 million increase in our product liability insurance premiums which are based on sales volumes, $602,000 in payroll and related costs due to an increase in the number of employees, $441,000 in stock-based compensation expense and a $328,000 increase in our provision for doubtful accounts due to increased sales volume. Although the dollar amount of general and administrative expense in 2006 increased from the prior period, as a percentage of net sales, general and administrative expense decreased to 3.4% in 2006 from 6.8% in 2005.

        Operating income.    As a result of the above factors, operating income increased $38.8 million to $45.6 million in 2006 from $6.8 in 2005. As a percentage of net sales, operating income increased to 24.2% in 2006 from 15.4% in 2005.

        Income taxes.    Income taxes were $15.8 million in 2006, representing an effective income tax rate of 35.1%, compared to $2.3 million in 2005, representing an effective income tax rate of 34.5%.

        Net income.    As a result of the above factors, net income was $29.2 million in 2006 compared to $4.3 million in 2005. As a percentage of net sales, net income increased to 15.5% in 2006 from 9.9% in 2005.

Comparison of the Years Ended December 31, 2005 and 2004

        Net sales.    Net sales increased $22.6 million, or 106.2%, to $44.0 million in 2005 from $21.3 million in 2004. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear, which increased by 714,000 pairs, or 102.4%, to 1.4 million pairs in 2005 from 697,000 pairs in 2004. In 2005, 83.2% of our net sales were derived from domestic retail customers compared to 64.9% in 2004. Domestically, our net sales increased $22.7 million, or 164.4%, to $36.6 million in 2005 from $13.8 million in 2004. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 722,000 pairs, or 170.7%, to 1.1 million pairs in 2005 from 423,000 pairs in 2004. Internationally, our net sales decreased $98,000, or 1.3%, to $7.4 million in 2005 compared to $7.5 million in 2004. This decrease was primarily the result of lower sales in Japan that we believe occurred primarily due to competing counterfeit and knockoff products, partially offset by increased sales to independent distributors in Canada, the United Kingdom, Ireland and Spain/Portugal.

        Gross profit.    Gross profit increased $8.2 million to $15.0 million in 2005 from $6.8 million in 2004. Our gross margin improved to 34.1% in 2005 from 31.8% in 2004. The increase in gross margin was primarily due to decreases in our product costs of 1.0% of net sales due to product mix and cost reductions, reduced inventory reserve costs of 0.8% of net sales based on actual experience, reduced costs of 0.3% of net sales related to efficiencies in operating our distribution center and reduced royalty expense of 0.3% of net sales related to fewer royalty-based sales, all of which were partially offset by increased freight costs of 0.1% of net sales.

        Sales and marketing expense.    Sales and marketing expense increased $2.1 million to $5.2 million in 2005 from $3.2 million in 2004. This increase was primarily the result of a $1.3 million increase in sales commissions related to our increased domestic net sales, together with a $415,000 increase in advertising expense. Although the dollar amount of sales and marketing expense in 2005 increased from the prior period, as a percentage of net sales, sales and marketing expense decreased to 11.9% in 2005 from 15.0% in 2004.

        General and administrative expense.    General and administrative expense increased $619,000 to $3.0 million in 2005 from $2.4 million in 2004. This increase was primarily the result of $304,000 in increased compensation expense due to an increase in the number of our employees and amount of bonus payments, and a $110,000 increase in our bad debt expense as we increased our provision for doubtful accounts due to increased sales volume. Although the dollar amount of general and administrative expense in 2005 increased from the prior period, as a percentage of net sales, general and administrative expense decreased to 6.8% in 2005 from 11.1% in 2004.

        Operating income.    As a result of the above factors, operating income increased $5.5 million to $6.8 million in 2005 from $1.2 million in 2004. As a percentage of net sales, operating income increased to 15.4% in 2005 from 5.7% in 2004.

        Income taxes.    Income taxes were $2.3 million in 2005, representing an effective income tax rate of 34.5%, compared to $418,000 in 2004, representing an effective income tax rate of 34.2%.

        Net income.    As a result of the above factors, net income was $4.3 million in 2005 compared to $803,000 in 2004. As a percentage of net sales, net income increased to 9.9% in 2005 from 3.8% in 2004.

Liquidity and Capital Resources

        Our primary cash need is for working capital, which we generally finance with cash flow from operating activities. In December 2006, we completed an initial public offering of our common stock. We received approximately $58.8 million in net proceeds, after deducting an aggregate of $4.6 million in underwriting discounts and commissions and $2.2 million in other expenses incurred in connection with the offering. As of March 31, 2007, we used $8.5 million of these proceeds to repay amounts outstanding under our revolving credit facility and $11.5 million for working capital purposes. We intend to use the remaining proceeds to fund infrastructure improvements, including expanding and upgrading our information technology systems; hiring new employees; marketing and advertising programs; product development; working capital needs; and other general corporate purposes. Our liquidity may be impacted by fluctuations in demand for our products, investments in our infrastructure and expenditures on marketing and advertising.

        The table below sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows from operating, investing and financing activities and our ending balance of cash and cash equivalents:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)
Cash and cash equivalents at beginning of period	$61	$1,628	$738	$738	$54,184
Cash provided by (used in) operating activities	711	21	(2,180)	2,879	16,549
Cash provided by (used in) investing activities	863	(416)	(505)	(54)	(456)
Cash (used in) provided by financing activities	(7)	(495)	56,131	(96)	(1,195)

Cash and cash equivalents at end of period	$1,628	$738	$54,184	$3,467	$69,082

        Cash flow from operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, stock-based compensation expense and gains or losses on sales of assets and the effect of changes in operating assets and liabilities, principally including accounts receivable, inventory, accounts payable and accrued expenses.

        For the three months ended March 31, 2007, cash provided by operating activities was $16.5 million compared to $2.9 million for the three months ended March 31, 2006. Cash provided by operating activities for the three months ended March 31, 2007 consisted primarily of net income, adjusted for non-cash items, and a decrease in net working capital of $7.7 million. The decrease in net working capital for the three months ended March 31, 2007 was primarily due to a decrease of $14.1 million in accounts receivable which was the result of seasonality fluctuations and an increase of $1.6 million in income taxes payable resulting from an increase in the liability for the current period provision offset by estimated tax payments, partially offset by an increase in inventory of $4.3 million primarily due to increased inventory in transit at March 31, 2007 and a $4.0 million decrease in accounts payable and accrued expenses which was primarily the result of a $2.9 million decrease in amounts received from customers or credits due to customers in excess of invoices they owe us, which are included in accrued expenses.

        In 2006, cash used in operating activities was $2.2 million and consisted primarily of an increase in net working capital of $31.7 million partially offset by net income of $29.2 million and non-cash items of $384,000. The increase in net working capital was primarily the result of an increase of $35.0 million in accounts receivable due to increased net sales, an increase of $4.6 million in inventory primarily due to the timing of receipt of our initial inventory for our spring product line and an increase in inventory in transit, an increase of $644,000 in prepaid expenses due to higher liability insurance premiums resulting from increased net sales, partially offset by an increase in accounts payable of $1.1 million, accrued expenses of $4.9 million and income taxes payable of $2.5 million, net of excess tax benefit on stock-based compensation awards, related to our increased income before income taxes.

        In 2005, cash provided by operating activities was $21,000 and consisted of net income of $4.3 million, increased by adjustments for non-cash items of $244,000, offset by an increase of $4.6 million in net working capital. The increase in net working capital consisted primarily of increases in accounts receivable of $5.8 million due to the increase in net sales for the period, and an increase in inventory of $542,000, partially offset by increases in accrued expenses of $1.2 million and income taxes payable of $209,000.

        In 2004, cash provided by operating activities was $711,000 and consisted of net income of $803,000, increased by adjustments for non-cash items of $399,000, partially offset by an increase of $491,000 in net working capital. The increase in net working capital consisted primarily of an increase in accounts receivable of $778,000 and a decrease in accounts payable of $130,000, partially offset by a decrease in inventory of $279,000 and an increase in income taxes payable of $115,000.

        Investing activities relate primarily to investments in intangible assets and capital expenditures. Investments in intangible assets are amounts we capitalize related to the acquisition and enforcement of our patents and trademarks. Our capital expenditures are primarily related to leasehold improvements, furniture and fixtures, computer equipment, warehouse equipment and product molds and designs.

        For the three months ended March 31, 2007, cash used in investing activities was $456,000 compared to $54,000 for the three months ended March 31, 2006. This $402,000 increase in cash used was mainly due to the leasehold improvements to our corporate headquarters to expand our office space and purchases of office equipment and furniture and fixtures to accommodate increased headcount. Additionally, during the three months ended March 31, 2007, we began to expand and upgrade our information technology systems to support recent growth.

        In 2006, cash used in investing activities was $505,000 compared to $416,000 in 2005. The cash used in investing activities primarily related to purchases of equipment and legal and other costs capitalized related to securing intellectual property rights. In 2005, cash used in investing activities was $416,000, consisting primarily of $236,000 for capital expenditures and $180,000 for legal and other costs capitalized related to securing intellectual property rights. In 2004, cash provided by investing activities was $863,000, consisting primarily of $1.1 million from the withdrawal of cash on deposit with our commercial lender, partially offset by $209,000 for legal and other costs capitalized related to securing intellectual property rights and $84,000 in capital expenditures.

        Financing activities relate primarily to our initial public offering in December 2006, net borrowings and repayments under our revolving credit facility and promissory notes, redemptions of our preferred stock, the exercise of stock options and the excess tax benefit on stock-based compensation awards. We borrow funds under our revolving credit facility primarily to fund seasonal increases in our inventory and selling, general and administrative expenses. We repay amounts outstanding on our revolving credit facility with cash generated from the sale of our inventory and the collection of accounts receivable. We also borrow funds from commercial finance companies to finance the payment of insurance premiums.

        For the three months ended March 31, 2007, net cash used in financing activities was $1.2 million. This was primarily the result of the payment of $1.1 million of liabilities incurred in connection with our initial public offering, which we closed in December 2006, and principal payments on our promissory notes of $211,000 offset by $22,000 in cash provided by the exercise of stock options. For the three months ended March 31, 2006, net cash used in financing activities was $96,000 which was due to principal payments on the promissory notes we executed to finance certain of our insurance policies.

        In 2006, cash provided by financing activities was $56.1 million compared to $495,000 used in 2005. The cash provided by financing activities in 2006 is primarily the result of the completion of our initial public offering in December 2006. We sold 3,125,000 shares of common stock at a price of $21.00 per share for total gross proceeds of $65.6 million. The net proceeds were $61.0 million, after deducting $4.6 million in underwriting discounts and commissions. We incurred a total of $2.2 million in other direct expenses in connection with this offering of which $1.1 million was paid in 2006, bringing the net cash provided by the offering to $59.9 million. Cash provided by financing activities in 2006 also included $120,000 in net proceeds from short-term debt, $117,000 excess tax benefit on stock-based compensation awards and $35,000 proceeds from the exercise of stock options, offset by our repurchase of $4.0 million in shares of our common stock from certain of our stockholders. In 2005, cash used in financing activities was $500,000 related to our redemption of our Series A Preferred Stock. In 2004, cash used in financing activities was $7,000 related to the net repayment of our promissory notes.

        We believe that our cash flow from operating activities and borrowings available to us under our revolving credit facility, together with the net proceeds from the initial public offering for our common stock, will be sufficient to meet our liquidity needs and capital expenditure requirements for at least the next 12 months.

Revolving Credit Facility

        On August 20, 2004, we entered into a $3.0 million revolving credit facility with a predecessor of JPMorgan Chase Bank, N.A. On August 28, 2006, we amended this revolving credit facility, increasing our maximum amount available to $25.0 million. In December 2006, we repaid all amounts outstanding under this revolving credit facility with a portion of the proceeds from our initial public offering. The maximum amount available under our revolving credit facility was decreased to $10.0 million on January 1, 2007 and on February 7, 2007, we amended our revolving credit facility to (a) decrease the maximum amount available to $2.0 million, (b) eliminate the 0.25% non-usage fee and (c) eliminate certain other terms, including terms requiring us to provide monthly reports regarding our inventory and accounts receivable. This revolving credit facility expires on June 30, 2007. Borrowings are subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory. Accounts receivable, inventory and general intangibles other than our patents and trademarks are pledged as collateral for our revolving credit facility and we are subject to compliance with certain covenants, including maintaining a minimum level of net worth of at least $7.0 million as of the end of each fiscal quarter and a minimum interest coverage ratio of 2.5 to 1.0. Our revolving credit facility also prohibits us from, among other things, incurring indebtedness for borrowed money, guaranteeing the obligations of another person or entity, creating or permitting any liens on our assets, paying dividends or making other distributions to our stockholders. Currently, we are in compliance with these covenants. Indebtedness under our revolving credit facility bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. At December 31, 2006, the applicable interest rate under our revolving credit facility was 8.0% per annum. There were no outstanding borrowings under our revolving credit facility at December 31, 2006. There were no borrowings under this revolving credit facility during the three months ended March 31, 2007. An irrevocable standby letter of credit in the amount of $50,000 is outstanding under our revolving credit facility in favor of the landlord for our corporate headquarters. The landlord may draw upon this letter of credit if we are in default under the lease. The letter of credit expires on March 1, 2008.

Contractual Obligations and Commercial Commitments

        The following table summarizes our significant contractual cash obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Debt obligations	$211	$211	$—	$—	$—
Operating lease obligations(1)	1,741	189	575	419	558

Total obligations	$1,952	$400	$575	$419	$558

(1)
Our office lease provides that if we are in default of the lease, we must pay certain damages to the landlord, and the landlord may elect to require us to continue to pay rent through the end of the lease term or to pay the present value of the excess, if any, of the aggregate rent otherwise payable through the end of the lease over the aggregate fair market value of the premises for the lease period.

        We lease our corporate headquarters, an approximately 48,400 square-foot facility located in Carrollton, Texas, consisting of approximately 34,500 square feet of warehouse space and approximately 13,900 square feet of office space. Our lease expires in August 2015, but we have two five-year extension options. The information in the table above does not include these lease extensions.

        We pay monthly royalties related to a feature incorporated in our grind-and-roll HEELYS-wheeled footwear equal to a percentage of the purchase price we pay to our manufacturers, net of the costs of the wheels and any other skating apparatus. Because the royalty is calculated in this manner, we cannot quantify the future royalty payments. In 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, we expensed $143,000, $179,000, $299,000, $28,000 and $47,000, respectively, in royalties. Our payment obligation for these royalties will terminate on December 31, 2008.

Seasonality and Quarterly Results

        The following table sets forth certain financial information for the periods indicated. The data is prepared on the same basis as the audited consolidated financial statements. All recurring, necessary adjustments are reflected in the data below.

	Three months ended
	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06	3/31/07
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$5,432	$10,656	$12,964	$14,898	$13,669	$30,927	$72,511	$71,101	$49,428
Cost of sales	3,472	7,003	8,668	9,808	8,749	20,237	47,584	45,995	31,952

Gross profit	1,960	3,653	4,296	5,090	4,920	10,690	24,927	25,106	17,476
Selling, general and administrative expenses
Sales and marketing	624	1,082	1,556	1,986	1,381	2,954	4,639	4,721	2,844
General and administrative	575	855	703	853	931	1,220	1,883	2,363	2,395

Total selling, general and administrative expenses	1,199	1,937	2,259	2,839	2,312	4,174	6,522	7,084	5,239

Income from operations	761	1,716	2,037	2,251	2,608	6,516	18,405	18,022	12,237
Other expense (income), net	(4)	2	78	55	1	77	324	187	(766)

Income before income taxes	765	1,714	1,959	2,196	2,607	6,439	18,081	17,835	13,003
Income taxes	264	591	675	757	912	2,254	6,294	6,328	4,552

Net income	$501	$1,123	$1,284	$1,439	$1,695	$4,185	$11,787	$11,507	$8,451

Earnings per share:
Basic	$0.04	$0.08	$0.09	$0.10	$0.12	$0.27	$0.49	$0.47	$0.31
Diluted	0.02	0.04	0.05	0.06	0.07	0.17	0.48	0.44	0.30
Weighted average shares outstanding:
Basic	13,989	13,989	13,989	13,989	13,989	15,435	23,904	24,720	27,045
Diluted	25,353	25,353	25,353	25,353	25,353	24,501	24,752	25,952	28,351
Other Data:
Net sales, domestic	$4,336	$8,391	$10,796	$13,050	$12,034	$27,201	$61,387	$60,725	$39,944
Net sales, international	1,096	2,265	2,168	1,848	1,635	3,726	11,124	10,376	9,484
Depreciation and amortization	92	94	90	120	93	95	102	112	102

        Similar to other vendors of footwear products, sales of our products are subject to seasonality. There are three major buying seasons in footwear: spring/summer, back-to-school and holiday. Shipments for spring/summer take place during the first quarter and early weeks of the second quarter, shipments for back-to-school generally begin in May and finish in late August and shipments for the holiday season begin in October and finish in early December. Historically, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the back-to-school and holiday seasons. In 2006, due to the growth of our business and delays we experienced from our independent manufacturers, we experienced a higher percentage of net sales in the third quarter in comparison to the total year than we have experienced in the past, as many orders were delayed from the second quarter to the third quarter, thereby causing the second quarter to be lower than normal and the third quarter to be higher than normal. In 2006, we estimate that approximately $20 million of net sales shifted from the second quarter to the third quarter due to late shipments. Our first quarter has typically been our lowest sales quarter. Although weather is a factor in our seasonality, it is difficult to measure its impact. Results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Internal Controls

        We have commenced a program to comprehensively document and analyze our system of internal controls sufficient to satisfy our reporting obligations as a public company. We are continuing this program to prepare for our first management report on internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, for the year ending December 31, 2007. We have contracted with Weaver & Tidwell L.L.P., a certified public accounting and consulting firm, to assist us with these efforts. We believe this added expertise and experience will augment our internal resources. We believe adequate resources and expertise, both internal and external, will be committed to meet the Sarbanes-Oxley Act of 2002 Section 404 requirements.

Backlog

        We typically receive most of our orders three to four months prior to the date the products are shipped to customers. Generally, these orders are not subject to cancellation prior to the date of shipment. At December 31, 2006, our backlog was approximately $53.2 million, compared to approximately $10.7 million at December 31, 2005. At March 31, 2007, our backlog was approximately $116.5 million, compared to approximately $72.7 million at March 31, 2006. For a variety of reasons, including the timing of release dates for our product offerings, shipments, order deadlines and receipt of orders, backlog may not be a reliable measure of future sales and may not be comparable from one period to another.

Vulnerability Due to Customer Concentration

        In 2004, A.G. Corporation Japan accounted for 19.4% of our net sales and Big 5 Sporting Goods represented 15.8% of our net sales. In 2005, Big 5 Sporting Goods, Journeys and The Sports Authority represented 12.3%, 11.3% and 10.6% of our net sales, respectively. In 2006, Journeys and The Sports Authority accounted for 12.7% and 8.8% of our net sales, respectively. For the three months ended March 31, 2007, Shiner Ltd. (our distributor in the United Kingdom), The Sports Authority and Finish Line represented 14.8%, 13.4% and 10.7% of our net sales, respectively. For the three months ended March 31, 2006, The Sports Authority accounted for 16.2% of our net sales. No other retail customer or independent distributor accounted for 10% or more of our net sales in any of these periods. We anticipate that our net sales may remain concentrated for the foreseeable future. If any of our significant retail customers or independent distributors decreases its purchases of our products or stops purchasing our products, our net sales and results of operations could be adversely affected.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure at the date of our financial statements. We continually evaluate our estimates and judgments, including those related to net sales, intangible assets and stock compensation. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results or changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe that the following discussion addresses the critical accounting policies that are necessary to understand and evaluate our reported consolidated financial results.

        Revenue Recognition.    Revenues are recognized when merchandise is shipped and the customer takes title and assumes risk of loss, collection of relevant receivables are probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the agreement with the customer. Revenues are stated net of estimated returns and other allowances, including permitted returns of damaged or defective merchandise and markdowns. Other allowances include funds for promotional and marketing activities and a volume-based incentive program.

        Reserve for Uncollectible Accounts Receivable.    We continually make estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the failure of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. If we determined that a smaller or larger reserve was appropriate, we would record a benefit or charge to general and administrative expense in the period in which we made such a determination.

        Inventory Write-Downs.    We also continually make estimates relating to the net realizable value of our inventories, based on our assumptions about future demand and market conditions. If we estimate that the net realizable value of our inventory is less than the cost of the inventory recorded on our books, we record a write-down equal to this difference. This write-down is recorded as a charge to cost of sales.

        Long-Lived Assets.    Long-lived assets, including furniture and fixtures, office equipment, plant equipment, leasehold improvements, computer hardware and software and certain intangible assets, are recorded at cost and this cost is depreciated over the asset's estimated useful life. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and certain intangible assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans or changes in anticipated cash flow. When factors indicate that a long-lived asset or certain intangible property should be evaluated for possible impairment, we review the asset or property to assess recoverability from future operations using the undiscounted pre-tax future net cash flows expected to be generated by that asset or property. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value.

        Income Tax.    We estimate what our effective tax rate will be for the full year and record a quarterly income tax expense in accordance with the anticipated effective annual tax rate. As the year progresses, we continually refine our estimate based upon actual events and income before income taxes by jurisdiction during the year. This process may result in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax expense during the quarter in which the change in estimate occurs so that the year-to-date expense equals the expected annual rate. Texas recently passed legislation overhauling its franchise tax law. We do not expect this change in the Texas franchise tax law to have a material impact on our effective tax rate.

        Stock-Based Compensation.    We account for stock-based compensation in accordance with SFAS No. 123(R), which requires the measurement of compensation cost based on the estimated fair value of the award on the date of grant. We recognize that cost using the straight-line method over the period during which an employee is required to provide service in exchange for the award — the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. We determine the grant-date fair value of employee stock options using the Black-Scholes option-pricing model. The amount of compensation expense recognized will depend upon numerous factors and estimates, including the number and vesting period of option grants, the publicly traded price of our common stock, the estimated volatility of our common stock price, estimates of the timing and volume of exercises and forfeitures of the options and fluctuations in future interest and income tax rates.

Quantitative and Qualitative Disclosures About Market Risk

        We have a $2.0 million revolving credit facility with JPMorgan Chase Bank, N.A. that will expire on June 30, 2007. As of December 31, 2005 and 2006, there were no outstanding borrowings under this revolving credit facility. There were no borrowings under this revolving credit facility during the three months ended March 31, 2007. To the extent we borrow under our revolving credit facility, which bears interest at floating rates based either on the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate, we are exposed to market risk related to changes in interest rates. If applicable interest rates were to increase by 100 basis points, for every $1.0 million outstanding under our revolving credit facility, our income before income taxes would be reduced by approximately $10,000 per year. We are not party to any derivative financial instruments.

        We pay our independent sourcing agent and our independent distributors pay us in U.S. dollars. Because our independent manufacturers buy materials and pay for manufacturing expenses in their local currencies, to the extent the U.S. dollar weakens compared to such local currencies, our operating results may be adversely affected. Conversely, to the extent the U.S. dollar strengthens compared to local currencies in foreign markets where our products are sold, our products may appear more expensive relative to local products.

Recent Accounting Pronouncements

        In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, or "SFAS 155," an amendment of FASB Statements No. 133 and 140. SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. This combination is referred to as a hybrid financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe our adoption of SFAS 155 will have a significant impact on our financial position, cash flow or results of operations.

        In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, or "SFAS 156," an amendment of FASB Statements No. 140. SFAS 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and to choose the subsequent measurement method. SFAS 156 is effective for us as of January 1, 2007. Early adoption is permitted as of the beginning of our fiscal year provided we have not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not believe our adoption of SFAS 156 will have a significant impact on our financial position, cash flow or results of operations.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or "FIN 48," an interpretation of FASB Statement No. 109. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We were required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We adopted FIN 48 effective January 1, 2007. There was no material impact on our financial position, cash flows or results of operations resulting from the adoption of FIN 48.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, or "SFAS No. 157." SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition.

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, or "SFAS No. 158," an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in the employer's statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The adoption of SFAS 158 will not have a significant impact on our financial position, cash flow or results of operations.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or "SAB 108." SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, Materiality, regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our consolidated financial position, results of operations or cash flows.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or "SFAS 159." SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS No. 159 to have a material impact on our financial position, cash flows or results of operations.

BUSINESS

Introduction

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. Our distinctive product offering has driven our growth, and we believe that our HEELYS brand is becoming synonymous with an increasingly popular lifestyle activity. We believe that the growing exposure of our HEELYS brand will allow us to selectively introduce additional product categories in the future by taking advantage of our expertise in product development and sourcing, strong retail relationships and knowledge of our target consumer.

        We believe that HEELYS-wheeled footwear provides users with a unique combination of fun and style that differentiates it from other footwear and wheeled sports products. Our HEELYS brand message emphasizes individuality and independence and is represented by our marketing slogan, "Freedom is a wheel in your sole." We believe that our HEELYS brand has developed broad appeal among boys and girls between six and fourteen years of age, particularly those who associate themselves with the action sports youth lifestyle. We employ a grass-roots marketing program designed to promote our HEELYS brand image, stimulate demand for our products, maintain a connection with our target consumer and capture consumer feedback on our products.

        We currently offer HEELYS-wheeled footwear in a wide variety of styles and colors at domestic retail price points ranging from $59.99 to $89.99 depending upon performance features, comfort and materials. HEELYS-wheeled footwear is protected by numerous patents and trademarks, enabling us to capture the emerging demand for our unique offering in the United States and other countries where we can enforce our patents. In 2006, and in the three-month period ended March 31, 2007, approximately 98% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell branded accessories, such as replacement wheels, helmets and other protective gear.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be purchased from full-line sporting goods retailers such as The Sports Authority, Modell's and Dick's Sporting Goods, specialty apparel and footwear retailers, such as Journeys and The Finish Line, and select department stores, such as Nordstrom and Mervyn's. Our products can also be purchased from select online retailers such as Zappos.com. In 2006, 85.7% of our net sales were derived from retailers in the United States. For the three months ended March 31, 2007, 80.8% of our net sales were derived from retailers in the United States. Internationally, our products are sold to independent distributors with exclusive rights to specified international territories.

        We were founded in May 2000 by Roger R. Adams, the inventor of HEELYS-wheeled footwear. Michael G. Staffaroni joined our team in August 2000 and became our Chief Executive Officer in January 2001. Mr. Staffaroni brings significant management experience in both the branded athletic footwear and action sports industries. Since our inception, our management team has carefully cultivated the HEELYS brand name, enhanced our product offering and developed our infrastructure to meet the rapidly increasing demand for our products.

Target Market

        The growth and longstanding popularity of skateboarding, inline skating, roller skating and scooter riding in the United States reflect consumers' interest in wheeled sports activities. For example, skateboarding and inline skating have remained a part of youth culture for more than 40 and 25 years, respectively. Our HEELYS-wheeled footwear, which we believe has broad patent protection relative to other wheeled sports products, appeals to many of these same consumers. While the market for

HEELYS-wheeled footwear has grown significantly since our first product was introduced in 2000, we believe this market continues to have growth potential.

        Our products appeal to a broad range of young, active consumers around the world who enjoy wheeled sports activities. Our primary market is six to fourteen year-old boys and girls, an age group in the United States that the U.S. Census Bureau estimated to be 36.1 million people in 2006 and projected to grow to 38.5 million people by 2016. Based upon our sales of 5.2 million pairs of HEELYS-wheeled footwear in the United States during 2006, we believe that our target market offers significant growth potential for both HEELYS-wheeled footwear and future product introductions. In addition, we believe we benefit from greater repeat purchases by our consumers relative to other wheeled sports products, driven by the natural replacement cycle of children's footwear and the new styles that we offer each season.

        We believe that our products have become more popular in recent years due to the trend among young people away from traditional team sports and toward individual, action sports. We believe events such as the X Games, the inclusion of snowboarding medal events in the Winter Olympics and the national recognition of leading boardsport athletes have broadened general awareness and increased the popularity of the action sports youth lifestyle. The trend towards individual, action sports has influenced the styles and performance features of our products and our marketing strategies.

Business Strengths

        We attribute our success to the following business strengths:

  •
  Strong Brand Recognition.    We believe that our brand awareness is a significant competitive strength. We have positioned the HEELYS brand to represent a fun, youthful and active image and we believe it now defines an emerging lifestyle activity with a following among consumers in our target market. For the quarter ended March 31, 2007, HEELYS-wheeled footwear had the highest market share of skateboard-related footwear brands for both retail sales dollars and units sold, at 46.2% and 31.9%, respectively, according to data collected by NPD, a retail and apparel industry research group.

  •
  Appealing, High Quality Products.    We strive to provide high-quality, stylish products. We carefully select our independent manufacturers and diligently monitor their manufacturing process to ensure the quality of their finished goods. To stimulate demand for our products and encourage repeat purchases by consumers, we endeavor to consistently offer a line of wheeled footwear that combines style, comfort and high-quality components including ABEC-rated bearings, specially formulated polyurethane wheels and abrasion-resistant outsoles and upper materials. We have generally introduced more than 20 standard styles each year in an attempt to respond to changing consumer tastes and preferences.

  •
  Focus on Innovation with Intellectual Property Protection.    Our innovative HEELYS-wheeled footwear is highly differentiated from other wheeled sports products and athletic footwear. We believe that our patents and pending patent applications enable us to maintain this differentiation. We own more than 80 issued patents and pending patent applications in more than 25 countries, of which more than 55 are related to our HEELYS-wheeled footwear. We also have more than 75 registered trademarks and pending trademark applications in more than 30 countries. We believe that our experience introducing HEELYS-wheeled footwear to the market and our growing brand awareness will allow us to successfully develop and introduce additional products incorporating innovative designs and technologies that appeal to our target consumers.

  •
  In-Depth Understanding of Our Target Market.    We employ a grass-roots marketing model that enables us to regularly interact with and maintain an in-depth understanding of our target market. In 2006, our event marketing managers, or "EMMs," coordinated more than 3,000 in-store clinics and demonstrations, allowing us to communicate our brand message in an interactive, fun environment. In addition, our EMMs use online marketing techniques such as hosting message boards and contributing to skate-oriented chat rooms. We also sponsor "team riders" to showcase HEELYS-wheeled footwear in high-traffic, public areas. Through these multifaceted interactions with our target consumers, we continually refine our understanding of their evolving preferences. We intend to use this insight to develop new HEELYS-wheeled footwear models, strengthen and extend our HEELYS brand and offer additional product categories.

  •
  Compelling Value Proposition for Retail Customers.    We believe that our differentiated product offering and brand name represent a compelling value proposition for our retail customers. Our products have historically enabled our retail customers to achieve high sales volumes at or near our suggested retail prices, rapid inventory turns and attractive margins. These results have allowed us to develop strong relationships and expand our product offerings with our retail customers, and add new retail customers.

  •
  Flexible and Efficient Sourcing Model.    By outsourcing manufacturing, we eliminate the need to purchase raw materials and limit the amounts we are required to spend on working capital, capital expenditures and overhead. This enables us to focus our resources on developing new products and brand-enhancing activities. We do not have any long-term manufacturing contracts, choosing instead to retain the flexibility to change our manufacturing sources if necessary. We have developed systems and procedures that enable us to actively monitor product quality, control product costs and facilitate timely product delivery.

  •
  Senior Management Team with Deep Industry Experience.    Our senior management team, which has overseen our company since its inception, has been instrumental in developing our HEELYS brand, establishing strong relationships with retail customers and international distributors and directing our growth. Our Chief Executive Officer has approximately 30 years of experience in the branded footwear and action sports industries and has held senior level positions at the Rollerblade division of Benetton Group S.p.A. and L.A. Gear. Our Senior Vice President — Global Sales has more than 25 years of sales and marketing experience in the athletic apparel and footwear industries and has held executive level and sales positions at L.A. Gear, Kaepa, Nike, Stride-Rite and Wilson Sporting Goods.

Growth Strategy

        We plan to continue growing our net sales and earnings through the following strategies:

  •
  Increase Awareness and Popularity of our HEELYS Brand.    We plan to increase the awareness and popularity of our HEELYS brand, which we believe will fuel demand for our products. By conveying our brand message through word-of-mouth, grass-roots and traditional marketing, we seek to strengthen our understanding of and broaden our target market. We believe that enhanced brand awareness will allow us to expand sales of our current products and successfully offer new product categories.

  •
  Broaden Our Relationships with Existing Retail Customers.    Many of our retail customers do not initially sell our products in all of their stores, choosing to evaluate consumer acceptance of our products in a limited number of stores. As the demand for our products continues to grow and our relationships with our retail customers develop, we believe that certain of our retail customers will continue to increase the number of stores in which our products are sold and expand the selection of our products that they offer. Based on the success that these retailers have had selling our products, we believe that we will have opportunities to expand our sales with existing retail customers in the future. In addition, we encourage our independent distributors to pursue similar growth strategies with their customers.

  •
  Expand Our Customer Base.    We intend to increase our domestic distribution by selectively adding new retail customers. In particular, we believe that there are a number of regions in the United States where our products are under-distributed and we intend to add retailers in these regions to increase our distribution. We believe that international distribution also represents a significant growth opportunity for us. We intend to take advantage of this opportunity by encouraging our existing distributors to expand their market presence and by establishing relationships with distributors in new international markets.

  •
  Develop and Selectively Acquire New Products and Brands.    Our vision is to become an action-sports lifestyle company, consistently bringing innovative branded products to the global market. We intend to leverage our HEELYS brand and our reputation for innovation, quality, performance and comfort by expanding our apparel and accessories product offerings, entering new product categories and increasing the breadth of HEELYS branded products sold by our existing retail customers. In addition to continually updating our HEELYS-wheeled footwear offering with new colors, materials and textures to keep our style assortment fresh and developing related products and technologies, we believe opportunities exist to acquire complementary brands and products that appeal to our target market.

Products

        Our primary product is HEELYS-wheeled footwear, patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can remove the wheel to transform HEELYS-wheeled footwear into street footwear. HEELYS-wheeled footwear is offered in more than 20 styles, incorporating various comfort and performance features and colors at five retail price points. We traditionally offer a new line of HEELYS-wheeled footwear twice each year for the spring/summer selling season and the back-to-school and holiday selling seasons.

        HEELYS-wheeled footwear can be classified into the following three categories:

Single-Wheel. Our single-wheel HEELYS-wheeled footwear have one detachable wheel and are available in various sizes for men, women and children. We offer wheels of various performance capabilities in order to appeal to beginners and advanced users. Single-wheel HEELYS-wheeled footwear represented approximately 89.1% of our net sales in 2006. Suggested domestic retail prices for our single-wheel HEELYS-wheeled footwear generally range from $59.99 to $89.99.

Two-Wheel. Our two-wheel HEELYS-wheeled footwear include two detachable wheels, are designed for novice users and are offered only in children's sizes. This category represented approximately 5.6% of our net sales in 2006. The suggested domestic retail price for our two-wheel HEELYS-wheeled footwear is generally $59.99.

Grind-and-Roll. Grind-and-roll HEELYS-wheeled footwear represent our highest performance category and are preferred by enthusiasts seeking a challenging and exciting action sports experience. This category features a single detachable wheel and a patented, hard nylon plate in the arch, enabling the consumer to slide, or "grind," on hand railings and other similar surfaces. Consumers can use our grind- and-roll HEELYS-wheeled footwear to perform distinctive maneuvers, similar to those performed by skateboarders and inline skaters. The grind-and-roll category represented approximately 3.3% of our net sales in 2006. The suggested domestic retail price for our grind-and-roll HEELYS-wheeled footwear is generally $89.99.

        In addition to offering our standard styles, we collaborate with certain of our retail customers to develop HEELYS-wheeled footwear styles that these retail customers have the exclusive rights to sell. This special make-up program enables these customers to differentiate their HEELYS-wheeled footwear product offering and allows us to broaden our product range. These exclusive products are made to order and shipped directly to our retail customers, thereby mitigating our inventory risk. In 2006, special make-up program products represented approximately 23.5% of our net sales.

        In the past, we sold less-expensive wheeled footwear under the "Cruz" brand name exclusively to certain of our independent distributors. The Cruz brand represented approximately 17.7% and 3.3% of our net sales in 2004 and 2005, respectively. Although we have not sold any Cruz branded footwear since 2005, we may choose to re-launch this product line in the future.

        We also offer a selection of HEELYS branded accessories, including protective gear such as helmets and wrist, elbow and knee guards, heel plugs, wheel bags and replacement wheels and a limited variety of apparel items. We plan to take advantage of growing consumer awareness of our brand name and our strong retail relationships to expand our HEELYS branded accessories offerings. In response to demand from certain of our retail customers, we began to offer HEELYS branded apparel and additional accessories in the third quarter of 2006.

Product Design and Development

        We intend to continually update and refine our product offerings in response to evolving consumer preferences. For example, in 2002 we introduced the grind plate for our grind-and-roll HEELYS-wheeled footwear and the two-wheel HEELYS-wheeled footwear and in 2003 we introduced specific styles for girls and the "sole saver" heel plug, which provides a finished look to the footwear by covering the wheel cavity when the wheel is removed. We believe that introducing new products, performance features and designs allows us to maintain premium price points, encourages repeat purchases and creates incremental consumer demand for our products. We monitor changing consumer trends and identify new product opportunities through close, interactive contact with our target consumers, frequent dialogue between our EMMs, and our retail customers and input from our sponsored "team riders" who are paid to use and promote our products.

        Our product development efforts include both incremental improvements to our existing products and entirely new technologies and product categories. Incremental improvements to our existing products include introducing new styles, improving the materials used in our wheels and designing lighter shoes with greater durability and enhanced comfort and performance features.

        Our product design and development process is rigorous and highly collaborative, using input from our sales staff, product development professionals, retail customers, EMMs and consumers. We focus not only on the performance of our products, but also on production cost and efficiency. Prior to hiring our Vice President — Design and Development in October 2006, we outsourced the aesthetic, non-technical aspects of our product design, such as color and style, to independent product designers.

Sales

        We carefully control the distribution of our products to protect and enhance our HEELYS brand and maintain our ability to offer our products at premium price points. We sell our products domestically directly to retail customers and internationally through independent distributors. Currently, we do not sell our products to mass merchants or directly to consumers.

Domestic Sales

        As of May 31, 2007, our customer base of retail customers in the United States included more than 850 accounts that operated more than 7,400 stores. Based on communications with those customers, we believe that as of May 31, 2007, our HEELYS-wheeled footwear was offered for sale in more than 5,700 of those stores. These retail customers include a variety of full-line sporting goods retailers, specialty apparel and footwear retailers and select department stores. Our products are also sold through select online retailers. We attempt to choose retail customers who appeal to our target market and who are able and willing to merchandise our products in a manner that we believe is consistent with our brand message and positioning. Big 5 Sporting Goods, Dick's Sporting Goods, Modell's, The Sports Authority, Journeys, The Finish Line, Nordstrom, Mervyn's and Zappos.com are examples of our domestic retail customers. In 2004, 2005, 2006 and for the three months ended March 31, 2007, our domestic net sales were $13.8 million, $36.6 million, $161.3 million and $39.9 million, respectively, representing 64.9%, 83.2%, 85.7% and 80.8% of our total net sales, respectively.

        We believe that there are numerous opportunities to expand our domestic distribution. We intend to increase our domestic distribution by expanding the number of stores in which HEELYS-wheeled footwear is sold by existing retail customers and by adding new retail customers. Due to our limited funding at our inception, we focused our marketing resources on specific regions of the country that we believed embraced wheeled sports and innovative products such as HEELYS-wheeled footwear. As the exposure of our products and brand name increased and our financial position improved, we expanded our focus to other regions of the country.

        We are committed to providing the highest levels of service to our retail customers. We maintain a national sales force of 20 independent sales representatives, each of whom is assigned an exclusive territory and is compensated on a commission basis, and who together are responsible for substantially all of our domestic sales. We believe that our product line represents a significant percentage of the sales made by these independent sales representatives. Our Senior Vice President — Global Sales, who oversees our independent sales representatives, and our independent sales representatives are supported by our fifteen-person sales and customer service department.

International Sales

        As of May 31, 2007, we offered our products internationally through 28 independent distributors, each of which has exclusive rights to a designated territory. In 2006, our largest international territories by net sales were the United Kingdom, Canada and Ireland. For the three months ended March 31, 2007, the United Kingdom accounted for 14.8% of our net sales. We select our independent distributors based on their relationships with appropriate retailers, their ability to effectively represent the HEELYS brand and their execution of our distribution strategy. In order to maintain a consistent brand image throughout the world, we provide marketing, distribution and product training support to our independent distributors. Each distributor must meet minimum sales goals and is responsible for funding its local marketing campaigns, maintaining its own inventory and providing sufficient sales, distribution and customer service infrastructure. In 2004, 2005, 2006 and the three months ended March 31, 2007, our international net sales were $7.5 million, $7.4 million, $26.9 million and $9.5 million, respectively, representing 35.1%, 16.8%, 14.3% and 19.2% of our total net sales, respectively. In 2004, Japan accounted for 19.4% of our total net sales. In 2005 and 2006, no country other than the United States accounted for 10% or more of our net sales. For the three months ended March 31, 2007, the United Kingdom accounted for 14.8% of our total net sales. We believe that international distribution represents a meaningful growth opportunity for us that we intend to take advantage of by encouraging our existing distributors to expand their market presence and by establishing relationships with distributors in new international markets.

Principal Customers

        In 2004, A.G. Corporation in Japan accounted for 19.4% of our net sales and Big 5 Sporting Goods represented 15.8% of our net sales. In 2005, Big 5 Sporting Goods, Journeys and The Sports Authority represented 12.3%, 11.3% and 10.6% of our net sales, respectively. In 2006, Journeys and The Sports Authority accounted for 12.7% and 8.8% of our net sales, respectively. For the three months ended March 31, 2007, Shiner Ltd. (our distributor in the United Kingdom), The Sports Authority and Finish Line accounted for 14.8%, 13.4% and 10.7% of our net sales, respectively. No other retail customer or independent distributor accounted for 10% or more of our net sales in any of these periods.

Marketing

        Our marketing strategy is to position our products and the HEELYS brand to represent a lifestyle that includes excitement, individuality and the unique culture of action sports. To promote awareness of our HEELYS brand, we utilize a multi-faceted strategy that includes event marketing activities, television advertising, point-of-purchase, or "POP," displays and product placement and public relations opportunities. While we fund the cost of these activities domestically, our independent distributors are solely responsible for these costs in their markets.

Event Marketing Activities

        We employ a team of six EMMs that enables us to reach consumers at the grass-roots level and help drive foot traffic to our retail customers' locations. EMMs increase consumer awareness of our products by hosting in-store product clinics and demonstrations, teaching store personnel how to use our products, employing "guerrilla" marketing methods such as arranging for our sponsored "team riders" to skate in high traffic public areas and using online marketing techniques such as hosting message boards and contributing to skate-oriented chat rooms. EMMs educate retail sales personnel on techniques to maximize sell-through of our products and to promote product awareness and safety.

Television Advertising

        Television advertisements are an important and highly effective tool for increasing awareness of our brand and products among our target consumers because these advertisements allow us to show consumers HEELYS-wheeled footwear in action. Advertisements air in selected regions of the United States during our primary selling seasons on cable channels such as ABC's Family Channel, Nickelodeon and The Cartoon Network. As part of our regional television advertising strategy, we feature the name of a local retail customer at the end of our television advertisements. This tactic is intended to drive consumers to specific retail customers and allows us to evaluate the effectiveness of our advertising. We ran our first national cable television advertising campaign in the fourth quarter of 2005. During 2006, and the first three months of 2007, we continued utilizing both regional and national television advertising campaigns and expect to continue to follow this approach in the future.

Point-of-Purchase Displays

        Certain of our retail customers have committed valuable floor space to POP displays we provide to enhance the presentation of our products. Through the use of these POP displays, we are able to present the HEELYS brand message to consumers in a consistent manner and increase our shelf space in our retail customers' locations. EMMs ensure that our merchandise is effectively featured using POP displays.

Product Placement

        Because HEELYS-wheeled footwear is highly differentiated from other wheeled sports products and other footwear, we often receive requests from television shows, magazines and news organizations to review or highlight our products. While we have not paid for product placement, our products have been featured in numerous television and print spots, including television networks such as CNN and CNBC; television shows such as House, The Amazing Race, The Girls Next Door, So You Think You Can Dance, Good Morning America and CSI: Miami; magazines and newspapers such as Time, People, The Wall Street Journal, In Style, Newsweek and Sports Illustrated; and the World Book Encyclopedia and McGraw-Hill school textbooks. HEELYS-wheeled footwear was used in the Miramax film Spy Kids 2 as well as in the Lionsgate film Employee of the Month; and has been featured in pop artist Usher's music videos and television specials. We believe that product placement activities enable us to build awareness of our products and our HEELYS brand in a cost-effective manner.

Manufacturing and Sourcing

        We do not own or operate any manufacturing facilities and we purchase our products as finished goods from independent manufacturers. We do not have any long-term manufacturing contracts, choosing instead to retain the flexibility to change our manufacturing sources if necessary. We believe that alternate manufacturing sources are available at comparable costs to those we currently experience.

        We carefully monitor all aspects of the production of our HEELYS-wheeled footwear, including the development and manufacturing of prototypes, initial production runs and final product manufacturing. We perform an array of inspection procedures at various stages of the production process, including examination and testing of raw materials and components prior to manufacture, work-in-process at various stages of production and finished goods prior to shipment. Historically, our defective return rate has been less than 1.0% of our net sales. We also conduct on-site visits to our manufacturers' facilities to confirm that they engage in ethical business practices.

        Boss Technical Services, our independent sourcing agent, helps us identify and develop relationships with manufacturers of our footwear products and provides quality inspection, testing, logistics and product development and design assistance. We pay for these services on a commission basis. We also hired a Vice President — Sourcing in December 2006 to manage our relationship with Boss Technical Services and our manufacturers.

        Bu Kyung Industrial, which is owned by one of the owners of Boss Technical Services, has manufactured HEELYS-wheeled footwear since our inception and until 2006 was responsible for manufacturing substantially all of our HEELYS-wheeled footwear. Due to rapid growth in demand for our HEELYS-wheeled footwear, in 2006 we began using a number of other manufacturers to supply our products. As of May 31, 2007, we were using five independent manufacturers. We expect Bu Kyung Industrial to continue to manufacture a significant portion of our footwear products, but we expect to develop relationships with additional manufacturers in order to secure additional capacity and mitigate the risk associated with using a limited number of manufacturers.

Order Fulfillment and Inventory Management

        Our products are inspected, bar coded and packaged by our independent manufacturers and transported by container ship typically to Long Beach, California. Our independent manufacturers mark, label and pre-ticket our products for certain of our larger retail customers. For products sold in the United States, after the products clear U.S. customs, we use an independent freight forwarder and customs broker to ship them via rail by container either to our distribution center located in Carrollton, Texas, or directly to our retail customers. In 2006, and in the three-month period ended March 31, 2007, approximately 81.2% and 70.9% of our products in the United States were shipped directly to our retail customers, respectively. Upon receipt at our warehouse, merchandise is inspected and recorded in our management information systems and packaged for delivery. We maintain electronic data interchange, or "EDI," connections with many of our larger retail customers in order to automate order tracking and inventory management. Substantially all of our products destined for international distribution are sent directly by our independent manufacturers to our independent distributors.

        To allow us to better plan our production volume with our manufacturers, we offer our retail customers discount incentives to place advance orders. We typically receive most of our orders, which are not subject to cancellation, three to four months in advance of the scheduled delivery dates. To manage our inventory risk, we regularly monitor available sell-through data and seek input on anticipated consumer demand from our retail customers.

Intellectual Property — Patents and Trademarks

        We have both domestic and international patent coverage for the technology incorporated in our HEELYS-wheeled footwear and own more than 80 issued patents and pending patent applications in more than 25 countries, of which more than 55 are related to our HEELYS-wheeled footwear. Our first patent was a method patent that was issued in June 2002 and includes coverage for wheeled footwear, including HEELYS-wheeled footwear, with a wheel in the heel that allows the user to transition from walking or running to skating by shifting weight to at least one wheel in the heel. We also own a variety of trademarks, with more than 75 registered trademarks and pending trademark applications in more than 30 countries.

        We have vigorously enforced and expect to continue to vigorously enforce our intellectual property rights against infringers domestically and around the world. Despite the challenges inherent in combating infringers in international jurisdictions that may not protect intellectual property rights to the same extent as the United States, we have cooperated with the appropriate authorities and they have conducted successful raids, customs seizures and product confiscations of products that infringe our intellectual property rights in various countries. We have obtained agreements from importers and retailers to cease and desist all infringing activities and, in some cases have been paid monetary compensation. We have also successfully asserted our patent rights against manufacturers of infringing products.

        We have an exclusive worldwide license to use intellectual property related to the technology used in our grind-and-roll HEELYS-wheeled footwear. We pay a royalty of 12.0% of our cost on certain products, $1.00 per unit on certain styles of footwear and 25% of any sublicensed revenue of any non-footwear products, apparel and accessories or similar items that absent our license would infringe the trademarks relating to such products under the license agreement. Provided that we make all required royalty payments, at December 31, 2008, title to this intellectual property automatically transfers to us without any further payment. The licensor has the right to reacquire the intellectual property if we fail to make the required royalty payments.

Employees

        As of May 31, 2007, we employed a total of 51 full-time employees, 45 of whom work in our Carrollton, Texas headquarters. Our full-time employees include 15 in sales and customer service, six in marketing, three in product development, eight in executive and administration, two in information technology, five in finance and 12 in warehousing operations. We also employ temporary warehouse employees during peak shipment periods. We are not a party to any labor agreements and none of our employees are represented by a labor union.

        In September 2004, we entered into an agreement with an affiliate of Gevity HR, Inc. a professional employer organization, or "PEO," under which Gevity provides payroll and employee benefit services and acts as a co-employer of our employees. We believe this arrangement allows us to provide our employees with competitive benefits in a cost-effective manner.

Insurance and Product Liability

        We purchase insurance to cover standard risks associated with our business, including policies to cover commercial general liability and other casualty and property risks. Our insurance rates depend upon our safety record as well as trends in the insurance industry. Through our PEO our employees are also covered by workers' compensation insurance, the cost of which is retrospective and varies depending upon the frequency and severity of claims during the policy year.

        We face an inherent risk of exposure to personal injury or product liability claims if, among other things, use of our products results in injury, disability or death. We believe our insurance coverage is sufficient for the risks relating to our products. Our coverage involves retentions with primary and excess liability coverage above the retention amount.

        We retain certain property and casualty risks based on our analysis of the risk, the frequency and severity of a loss and the cost of insurance for the risk. We believe that the risk we have assumed through retention is not significant and payments of retained claims will not have an adverse impact on our performance.

Information Technology Systems

        Our information technology systems are designed to provide us with, among other things, comprehensive order processing, production, accounting and management information for the sourcing, importing, distribution and marketing aspects of our business. We use the Microsoft Dynamics SL version 6.0 software, with several customizations that enhance this package for our purposes. We also maintain an EDI system that provides a computer link between us and certain of our customers, which enables us to monitor purchases, inventory and retail sales and also improves our efficiency in responding to customer needs. Prior to May 1, 2006, when we hired a Director of Information Technology, we outsourced all of our information technology functions.

        We are in the process of expanding and upgrading our information technology systems to support recent and expected future growth. Specifically, we plan to add servers and data warehousing machines and enhance our order management, inventory and EDI modules. We will also evaluate and may implement a new warehouse management system, a new customer-relationship management tool that will integrate with our website for improved customer service and an online and off-site backup system with full data recovery and redundancy capability. Although we do not have an enterprise resource planning system, after making these upgrades, we believe our information technology systems will be sufficient to meet our anticipated growth for the foreseeable future.

Properties

        We lease our corporate headquarters, an approximately 48,400 square-foot facility located in Carrollton, Texas, consisting of approximately 34,500 square feet of warehouse space and approximately 13,900 square feet of office space. Our lease expires in August 2015, but we have two five-year extension options. Although we believe that our existing facility is adequate to meet our current requirements, we have begun to explore alternatives with third party warehouse logistics providers for additional warehouse space in the United States and Belgium.

Competition

        We compete with companies that focus on the young consumer across a number of markets, including footwear, sporting goods and recreational products. Many of these companies have substantially greater financial, distribution and marketing resources than we have. Product design, performance, styling, comfort, quality, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our HEELYS brand, the intellectual property related to the design of HEELYS-wheeled footwear, the quality of our products and our relationships with retailers and distributors allow us to compete effectively in the markets we serve. In certain international markets where enforcing our intellectual property rights is more difficult than in the United States, we compete against counterfeit, knockoff and infringing products, which typically are offered at lower prices.

Legal Matters

        Due to the nature of our products, from time to time we have to defend against personal injury and product liability claims arising out of personal injuries that allegedly are suffered using our products. To date, none of these claims has had a material adverse effect on us. We are also engaged in various claims and legal proceedings relating to intellectual property matters, especially in connection with enforcing our intellectual property rights against the various third parties importing and selling knockoff products domestically and internationally. Often, such legal proceedings result in counterclaims against us that we must defend. We believe that none of our pending legal matters will have a material adverse effect upon our liquidity, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following sets forth, as of May 31, 2007, our directors, executive officers and other significant employees.

Name	Age	Position
Michael G. Staffaroni	50	Chief Executive Officer, President and Director
Roger R. Adams	52	Director of Research and Development and Director
Michael W. Hessong	41	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary
Charles D. Beery	55	Senior Vice President — Global Sales
Patrick F. Hamner	51	Chairman of the Board and Director
James S. Peliotes	40	Vice President — Marketing
Robert W. Byrne	42	Vice President — Design and Development
William D. Albers	51	Vice President — Sourcing
Samuel B. Ligon(1)(2)	68	Director
Richard E. Middlekauff(1)(2)	64	Director
James T. Kindley(1)(2)	60	Director
Jeffrey G. Peterson	33	Director

(1)
Member of the compensation committee

(2)
Member of the audit committee

        Michael G. Staffaroni has served as our Chief Executive Officer since January 2001, as our President since May 2006 and as one of our directors since August 2006. Before joining us as Chief Executive Officer, Mr. Staffaroni served as our full-time consultant from August 2000 to January 2001. From September 1995 to February 2000, Mr. Staffaroni was Vice President of the Rollerblade division of Benetton Group, S.p.A., a worldwide design, marketing, manufacturing and distribution company. From May 1992 to September 1995, Mr. Staffaroni served as Vice President of Research, Design and Development at L.A. Gear, an athletic footwear company. Mr. Staffaroni began his footwear career in 1976 and during his career has been involved in product development, marketing, operations and general management. Mr. Staffaroni attended the University of Wisconsin- Milwaukee.

        Roger R. Adams is the inventor of HEELYS-wheeled footwear. Mr. Adams has been one of our directors since he founded our company in 2000, and served as our President and Secretary until May 2006, when he became our Director of Research and Development. Before inventing HEELYS-wheeled footwear and founding our company, Mr. Adams served as a crisis associate, mental health counselor, mental health supervisor and regional coordinator for the State of Oregon from 1990 to 1995. Mr. Adams has extensive industry experience and has been involved in the skate industry for over 40 years, including operating his family's skate centers and working in his family's skate distribution company and skate-related manufacturing company. Mr. Adams received a Bachelor of Arts degree in psychology and a graduate degree in clinical counseling and independent studies from Pacific Lutheran University. Mr. Adams is the first cousin of Richard E. Middlekauff, one of our directors.

        Michael W. Hessong has served as our Chief Financial Officer since December 2000 and as our Vice President — Finance, Treasurer and Secretary since May 2006. Mr. Hessong served as Vice President — Finance of the Marketing Continuum, a promotional marketing company, from May 1998 to December 2000. He also served as Vice President — Finance of Firstcom Music, a licensor of production music, from August 1997 to May 1998, and was the Controller and Director of Operations for Jokari/US, Inc., a consumer product company from May 1993 to August 1997. Mr. Hessong is a licensed certified public accountant in the State of Texas and received a Bachelor of Science in accounting from Oklahoma State University.

        Charles D. Beery has served as our Senior Vice President — Global Sales since March 2001. Mr. Beery has over 25 years of athletic footwear and marketing experience. He has held executive level and sales positions at L.A. Gear, Nike, Stride-Rite, Kaepa and Wilson Sporting Goods. Mr. Beery received a Bachelor of Science in physical education from Texas Tech University.

        Patrick F. Hamner has served as one of our directors and our Chairman of the Board since May 2000, and became a full-time employee of our company in May 2006. Prior to May 2006, Mr. Hamner was a Senior Vice President of Capital Southwest Corporation, a publicly traded venture capital investment company, and its subsidiary CSVC. Mr. Hamner has over 24 years of venture capital experience and business start-up and development activities. Mr. Hamner currently serves on the board of directors of Blue Magic, Inc., Jet-Lube, Inc., The RectorSeal Corporation and The Whitmore Manufacturing Company, all of which are chemical or lubricant manufacturing companies and are wholly owned by Capital Southwest Corporation. From October 2001 to October 2002, Mr. Hamner served as Chairman of the National Association of Small Business Investment Companies. Mr. Hamner received a Bachelor of Science in mechanical engineering, cum laude, from Southern Methodist University and a Master of Business Administration from the University of Texas.

        James S. Peliotes has served as our Vice President — Marketing since October 2006. Mr. Peliotes has over 17 years of experience with consumer products companies. From August 2002 through September 2006, Mr. Peliotes served as a Business Unit Manager for Easton-Bell Sports, a sports products company. From July 2000 through July 2002, Mr. Peliotes served as a Director of Brand Management for Diageo, a liquor manufacturer. From August 1989 through June 2000, Mr. Peliotes served in various marketing and product manager positions at Kimberly-Clark Corporation, a worldwide consumer products company. Mr. Peliotes has a Bachelor of Arts from Lakeland College and a Master of Business Administration from the University of Nevada, Las Vegas.

        Robert W. Byrne has served as our Vice President — Design and Development since October 2006. Mr. Byrne has almost 20 years experience in product design and development. Before joining us, Mr. Byrne worked from August 1998 through May 2005 as a product designer and developer at Skechers USA, Inc., an international footwear company. From December 1993 through August 1998, Mr. Byrne served as Vice President at Edge Quest, a research and development footwear company, and from May 1989 through December 1993, he was in product design and development at L.A. Gear, an athletic footwear company. Mr. Byrne received a Bachelor of Arts in Art Communication from Roanoke College.

        William D. Albers has served as our Vice President — Sourcing since December 2006. Mr. Albers has over 24 years of experience in sourcing, manufacturing, and technologies development in the footwear industry. Before joining us, Mr. Albers was Director of Development at Pony International from June 2004 to December 2006 and Director of Development for Nautica Footwear from 2002 through 2006. From May 2001 through July 2002, Mr. Albers served as West Coast Sales Manager for Polymer Dynamics, Inc. From June 1999 through May 2001, Mr. Albers served as Senior Development Manager of Soft Goods Accessories at Specialized Bicycle Components. Mr. Albers has a Bachelor of Science in Health and Physical Education from George Mason University.

        Samuel B. Ligon has served as one of our directors since June 2000. Mr. Ligon has more than 31 years of experience with various consumer product companies. Mr. Ligon served as Chairman of the Board of Jokari/US, Inc., a consumer products company, from 1975 through July 2006, and has served as Chairman of the Board and CEO of Smith Abrasives, Inc., a consumer products company since 1993. Mr. Ligon has served since September 2003 as a director and since July 2005 as a member of the audit committee of the board of directors of Capital Southwest Corporation. Mr. Ligon has a Bachelor

of Science from Auburn University and a Master of Business Administration from Harvard Business School.

        Richard E. Middlekauff has served as one of our directors since our inception in 2000. Since June 1977, Mr. Middlekauff has owned a Ford car dealership in Plano, Texas. Mr. Middlekauff received a Bachelor of Science in business administration from Oregon State University and a Master of Business Administration from Cal-State Long Beach. Mr. Middlekauff is the first cousin of Roger R. Adams.

        James T. Kindley has served as one of our directors since August 2006. Mr. Kindley has over 35 years of consumer product experience. Currently, Mr. Kindley is a senior lecturer at the Cox Graduate School of Business at Southern Methodist University where he has taught in the marketing department since 1996. From 1996 to 1999, Mr. Kindley served as President of American Designer Pottery, a manufacturer of polyurethane garden containers, from 1990 to 1995 as Vice President of Marketing for Williamson-Dickie Mfg. Co., from 1988 to 1990 as Vice President of Marketing for Bissell, Inc. and from 1985 to 1988 as Group Product Manager for Newell Rubbermaid Inc. He is also engaged by several companies as a new product consultant and holds over ten patents. Mr. Kindley has served as a member of the board of directors of Williamson-Dickie Mfg. Co. since 2002. Mr. Kindley has a Bachelor of Science from Georgia Institute of Technology, a Master of Science in product design from the Illinois Institute of Technology and a Master of Business Administration from Harvard Business School.

        Jeffrey G. Peterson has served as one of our directors since May 31, 2007. Mr. Peterson joined Capital Southwest Corporation in 2001 and has served as its Vice President since 2005. In this capacity, he serves on the board of directors of PalletOne, Inc., Media Recovery, Inc., BOXX Technologies, Inc., Balco, Inc. and Wellogix, Inc., and on the advisory board of BankCap Partners Fund I, L.P. Prior to joining Capital Southwest Corporation, Mr. Peterson was an investment banker advising clients in connection with mergers, acquisitions and dispositions, leveraged buyouts and capital-raising activities with Scott & Stringfellow, Inc. from 1997 through 1999. He also served at Banc One Corporation from 1995 through 1996, where he helped underwrite commercial banking facilities as a Credit Analyst. Mr. Peterson received a Master of Business Administration with distinction from the Johnson Graduate School of Management at Cornell University and a Bachelor of Business Administration from the University of Texas at Austin.

Board of Directors

        Our business and affairs are managed by or under the direction of our board of directors. In providing this oversight, our board adheres to general guidelines designed to ensure that it has access to relevant information, and is structured and operates in a manner allowing it to exercise independent business judgment. Our board of directors performs a number of functions for us and our stockholders, including:

  •
  overseeing our management;

  •
  reviewing our long-term strategic plans; and

  •
  reviewing and approving annual operating budgets.

        Our board derives its power and governance guidelines from our By-Laws. The complete text of our By-Laws is posted on the Investor Relations page of our website at www.heelys.com under the caption "Governance."

Director Independence

        The rules of The Nasdaq Global Market require that our board of directors be comprised of a majority of independent directors. Our board of directors has determined that Messrs. Kindley, Ligon, Middlekauff and Peterson are independent directors as defined by Rule 4200(a)(15) of The Nasdaq Marketplace Rules. Our board of directors has determined that each member of our audit committee and compensation committee is an independent director in accordance with those standards and applicable SEC rules and regulations.

        Mr. Middlekauff is the first cousin of Roger Adams. Mr. Adams is our Director of Research and Development and a member of our board of directors. Mr. Adams is not an executive officer of Heelys. Our board of directors has concluded that, in its opinion, Mr. Middlekauff's relationship with Mr. Adams would not interfere with Mr. Middlekauff's exercise of independent judgment in carrying out his responsibilities as a director.

        Mr. Peterson is Vice President of Capital Southwest Corporation. Capital Southwest Venture Corporation, which is a wholly owned subsidiary of Capital Southwest Corporation, beneficially owns more than 5% of our outstanding common stock and has the right to designate up to two nominees to management's slate of directors. Our board has determined that in its opinion, Mr. Peterson's relationship with Capital Southwest Corporation would not interfere with his exercise of independent judgment in carrying out his responsibilities as a director.

Code of Business Conduct and Ethics

        Our board has adopted a Code of Business Conduct and Ethics that applies to all directors, executive officers and employees. Each of our directors, executive officers and employees is expected to conduct our business and affairs with honesty and integrity and is expected to adhere to high standards of conduct. Our objective is that all persons who deal with us believe that we not only scrupulously follow the law, but also act ethically and honestly. Our code of business conduct sets out general principles to guide our directors, executive officers and employees in determining proper business conduct and in making ethical decisions as they perform their duties.

        The complete text of our Code of Business Conduct and Ethics is posted on the Investor Relations page of our website at www.heelys.com under the caption "Governance."

Board Committees

        Our board of directors has established an audit committee and a compensation committee. Each of these committees has a written charter, approved by our board of directors, establishing the authority and responsibilities of such committee. Each committee's charter is posted on the Investor Relations page of our website at www.heelys.com under the caption "Governance."

        Audit Committee.    Our audit committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act, reviews and monitors (i) our corporate financial reporting and our internal and external audits, including our internal audit and control functions, the results and scope of our annual audit and other services provided by our independent registered public accounting firm and (ii) our compliance with legal matters that have a significant impact on our financial reports. Our audit committee also consults with management and our independent registered public accounting firm before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, our audit committee has the responsibility to consider and appoint, and determine the services of and the fee arrangements with, our independent registered public accounting firm.

        Our audit committee has the power to establish subcommittees and delegate powers to such subcommittees, but it has not established any such subcommittee or delegated any of its powers.

        The current members of our audit committee are Messrs. Ligon, Middlekauff and Kindley, each of whom has been determined to be independent by our board of directors. Our board of directors has determined that Mr. Ligon, the chairman of our audit committee, is an "audit committee financial expert" under applicable SEC rules and has the required financial sophistication pursuant to the rules of The Nasdaq Global Market.

        Compensation Committee.    Our compensation committee determines, or reviews and approves, forms of compensation provided to our executive officers and our directors, including stock compensation. In addition, our compensation committee administers and oversees the administration of the stock and other incentive compensation plans or programs for all of our other employees. As part of these responsibilities, our compensation committee administers our 2006 Stock Incentive Plan and the Heelys, Inc. Annual Incentive Plan. Under our compensation committee's charter, our compensation committee may delegate the day-to-day administration of the compensation plan and programs to our employees. In addition, our compensation committee may establish subcommittees consisting of one or more members of our compensation committee and delegate its authority and responsibilities to such subcommittees as it deems appropriate, but it has not established any subcommittees and currently has no plans to do so. The current members of the compensation committee are Messrs. Ligon, Middlekauff and Kindley, each of whom has been determined to be independent by our board of directors.

Director Nomination Process

        As permitted under The Nasdaq Marketplace Rules, we do not have a separate nominating committee or other committee performing a similar function. Instead of such nominating committee, we have adopted a director-nomination process by which our independent directors, acting as a majority, are authorized to recommend individuals to the board for the board's selection as director nominees. A copy of our director-nomination process is posted on the Investor Relations page of our website at www.heelys.com under the caption "Governance."

        Our independent directors review and interview qualified candidates, make recommendations to our board of directors for nominations and select the management nominees for the directors to be elected by our stockholders. The independent directors may take into account all factors they consider appropriate in fulfilling their responsibilities to identify and recommend individuals to our board as director nominees.

        Under our director-nomination process, our independent directors may use multiple sources for identifying and evaluating nominees for directors, including referrals from our directors and management and input from third parties, such as executive-search firms retained by our board. Our independent directors are required to interview candidates and obtain background information about them and then determine whether to recommend a candidate.

        Our independent directors must consider qualified nominees recommended by our stockholders. Nominees for directors who are recommended by our stockholders are evaluated in the same manner as any other nominee for director. Stockholders may submit recommendations to the independent directors, in care of our board, through a written notice addressed to our Secretary at our principal executive offices, not less than 120 days before the anniversary of the date on which our proxy statement was released to our stockholders in connection with the previous year's annual meeting of stockholders, or as otherwise provided in our By-Laws.

        A stockholder's written recommendation of a nominee must include or be accompanied by (1) all information relating to the recommended person that is required to be disclosed in solicitations of proxies for election of directors under the proxy rules of the SEC, including a description of the qualifications of the recommended person and (2) a written statement from the recommended person that he or she is willing to be named in the proxy statement as a nominee and to serve as a director if elected.

        In addition, such written recommendation must set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (1) the name and address of such stockholder, as they appear on our books, and of such beneficial owner, (2) the class and number of shares of our stock that are owned beneficially and held of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination. Furthermore, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of our stockholders to present a nomination, such nomination shall be disregarded, notwithstanding that we may have received proxies in respect of such vote.

        The independent directors must also consider each individual designated in accordance with our agreement with CSVC and certain of our other stockholders pursuant to which CSVC has the contractual right to designate (i) two persons to be included in management's slate of director nominees so long as it owns at least 15% of the outstanding shares of our common stock and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. CSVC designated Messrs. Ligon and Peterson as their nominees for election as directors at our 2007 annual meeting of stockholders held on May 31, 2007.

Compensation Committee Interlocks and Insider Participation

        None of the current members of our compensation committee has, at any time, been one of our executive officers or employees. None of our executive officers has ever served as a member of our board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our compensation committee.

Limitation of Liability and Indemnification

        Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director or officer derived an improper personal benefit.

        Our By-Laws provide that:

  •
  we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may indemnify our other employees and agents to the same extent that we indemnify our directors and officers; and

  •
  we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

        We have also entered into an indemnification agreement with each of our directors and officers containing provisions that require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. We have obtained directors' and officers' liability insurance.

Executive Compensation

Compensation Discussion and Analysis

  Overview

        The following discussion should be read in conjunction with the various tables and accompanying narrative disclosures appearing below. Those tables and narrative provide more detailed information regarding the compensation and benefits awarded to, earned by, or paid to our Chief Executive Officer, Chief Financial Officer and our other executive officers named in the Summary Compensation Table. We refer to these officers collectively as our named executive officers.

        Our compensation committee determines, or reviews and approves, forms of compensation provided to our named executive officers and certain other key executive officers, including stock compensation, to ensure that total compensation paid to those officers is fair, reasonable and competitive.

  Philosophy

        Our philosophy is to reward executives based on individual performance as well as aligning executives' interest with those of our stockholders with the ultimate objective of improving stockholder value. We believe that total compensation and accountability should increase with position and responsibility. Consistent with this philosophy, total compensation is higher for individuals with greater responsibility and greater ability to influence our targeted results and strategic initiatives. Our compensation committee has structured compensation to establish a relationship between executive pay and our performance that we believe has the elements required to attract, retain and motivate key executives.

  Compensation Elements

        During 2006, named executive officers were compensated primarily through a combination of base salary, performance-based incentive cash bonus and equity-based compensation, and our Senior Vice President — Global Sales' compensation also included commissions.

        While our named executive officers were granted equity based incentive awards in 2006, we do not currently have an established plan of granting stock options on a regular or on-going basis and prior to such awards, we had not previously granted any stock options. Our compensation committee may, if deemed necessary and desirable, grant equity-based compensation awards to any of our officers or employees for such number of shares of common stock as the compensation committee may deem to be in our best interests.

  Base Salary

        In determining base salary levels, our compensation committee considers the difficulty and scope of the job, the competitive market pay levels among companies with which we compete for talent and the executive's performance. To determine the competitive market pay levels, our compensation committee considers several factors, including peer company performance and individual pay levels at those peer companies and the executives' experience and performance.

        The base salaries for our named executive officers for 2006 were largely determined on the judgment of our compensation committee taking into account the factors described above. The base salaries for 2006 were calculated using a percentage increase over 2005 base salaries.

        Mr. Hessong has served as our Chief Financial Officer since December 2000 and as our Vice President — Finance, Treasurer and Secretary since May 2006. As a result of this increase in position and responsibility, Mr. Hessong's annual base salary was increased from $150,000 to $175,000, effective May 15, 2006. This increase was recommended by our executive management team and approved by our compensation committee. In addition to the expected increase in responsibilities resulting from Mr. Hessong's changed position within our company, there was an increase in his responsibilities resulting from the decision to pursue an initial public offering of our common stock as well as the anticipated increase in the number of employees that would directly report to Mr. Hessong.

        Effective January 1, 2007, the annual base salaries for all of our named executive officers, with the exception of Mr. Adams, were increased. Mr. Staffaroni's annual base salary increased from $238,000 to $400,000; Mr. Hessong's increased from $175,000 to $231,000; Mr. Hamner's increased from $210,000 to $231,000; and Mr. Beery's increased from $139,236 to $250,000. In determining the adjusted annual base salary levels, our compensation committee considered all of the factors described above. In determining competitive market pay levels, our compensation committee reviewed an analysis, prepared by the chairman of our board of directors, which compared the 2005 compensation being paid to executive officers at eight peer public companies. Consideration was also given to a compensation study prepared by Watson Wyatt Worldwide, Inc., a human resource consulting firm. Finally, our compensation committee took into consideration the past performance of the named executive officers, the increase in responsibilities resulting from our initial public offering in December 2006 and the growth and financial performance that we experienced in 2006.

  Performance-Based Incentive Cash Bonus

        The incentive cash bonus is intended to reward behavior and results that assist in meeting our business, strategic and financial goals. Performance criteria are set annually and may include business objectives, earnings or other financial criteria applicable to the executive, us or both.

        For 2006, there where three components to the performance-based incentive bonus: (1) 50% of the total bonus opportunity was based on the achievement of earnings versus budget (earnings being measured by EBITDA (earnings before interest, taxes depreciation and amortization)); (2) successful management of inventory levels, cash needs, and legal expenses; and (3) individual performance versus annual objectives. The maximum bonus amount that may have been earned ranged from 40% to 100% of base salary. In 2006, each of the named executive officers was awarded the maximum amount.

        Effective January 1, 2007, our compensation committee approved the Heelys, Inc. Annual Incentive Plan, or the Incentive Bonus Plan. The Incentive Bonus Plan was established to (1) offer selected employees, including our executive officers, an opportunity to participate in our growth and financial success, (2) provide us an opportunity to attract and retain the best available personnel for positions of substantial responsibility, (3) provide incentives by means of performance-related incentives to achieve short-term performance goals and (4) promote the growth and success of our business by aligning the financial interests of selected employees with that of our other stockholders. The Incentive Bonus Plan provides for the grant of annual performance bonuses and discretionary bonuses.

        An annual performance bonus is an award that is based solely on account of the attainment of one or more specific performance targets in relation to one or more performance goals. A performance goal is the business criteria (and related factors) selected by our compensation committee to measure our level of performance during the performance period.

        The Incentive Bonus Plan has been designed with the intent to eliminate or minimize the need for the award of a discretionary bonus. Our compensation committee recognizes, however, that unusual circumstances may occur that prevent payment of appropriate awards to a few key eligible employees. In recognition of truly extraordinary performance, occasional discretionary bonus awards may be appropriate and granted by our compensation committee. A discretionary bonus is primarily intended to provide a means of redressing inequities in annual performance bonus award determinations or to reward exemplary performance on a very limited basis. The awarding of a discretionary bonus is made entirely at the discretion of our compensation committee.

        The Incentive Bonus Plan is administered by our compensation committee, which has the authority to interpret the Incentive Bonus Plan and to make all determinations specified in or permitted by the Incentive Bonus Plan or deemed necessary or desirable for its administration. Our compensation committee may, in its sole discretion, and subject to the provisions of the Incentive Bonus Plan, from time to time delegate any or all of its authority to administer the Incentive Bonus Plan to any other person, persons or committee as it deems necessary or appropriate for the proper administration of the Incentive Bonus Plan, except that no such delegation shall be made in the case of awards intended to be qualified under Section 162(m) of the Internal Revenue Code of 1986, as amended or awards held by employees who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

        For 2007, there are 12 employees, including our named executive officers, who are eligible for a performance-based bonus. Our compensation committee or, if authorized, our Chief Executive Officer, may determine from time to time to revise or expand the employees eligible for an award under the Incentive Bonus Plan.

        Our compensation committee is responsible for establishing (i) the performance goals that will apply to that performance period; (ii) with respect to each such performance goal, the specific performance factors and targets related to each participant and, if achieved, the targeted amount of the participant's annual performance bonus and such other applicable terms of the annual performance bonus as may be required; and (iii) the criteria for computing the amount that will be paid with respect to each level of attained performance.

        Our compensation committee also sets the minimum level of performance, based on objective factors and criteria, that must be attained during the performance period before any performance goal is deemed to be attained and any annual performance bonus will be earned and become payable and the percentage of the annual performance bonus that will be earned and become payable upon attainment of various levels of performance that equal or exceed the minimum required level.

        Our compensation committee may, in its discretion, select performance goals and specific performance factors and targets (absolute or relative to the performance of one or more peer companies or an index of peer companies) that are set forth in the Incentive Bonus Plan and that they believe measure our performance or one or more of our business units or divisions.

        Our compensation committee has established the performance goals for the 2007 performance period by reference to the growth in diluted earnings per share (as determined in accordance with generally accepted accounting principles) for the fiscal year ended December 31, 2007 over diluted earnings per share for the fiscal year ended December 31, 2006. Diluted earnings per share for the fiscal year ended December 31, 2006 was $1.16. The following schedule details the performance goals (growth in diluted earnings per share) and the potential payments (performance-based cash incentive bonus) for the 2007 performance period for our named executive officers.

	Potential Payments Under Non-Equity Incentive Plan Awards(1) ($)
Name	15% Growth in Diluted EPS	Target 20% Growth in Diluted EPS	Maximum 30% Growth in Diluted EPS
Michael G. Staffaroni	$150,000	$300,000	$600,000
Michael W. Hessong	57,750	115,500	231,000
Patrick F. Hamner	57,750	115,500	231,000
Charles D. Beery	62,500	125,000	250,000
Roger R. Adams	26,250	52,500	105,000

(1)
No performance bonus is earned if the growth in diluted earnings per share is less than 10%. The maximum amount of performance bonus is earned if the growth in diluted earnings per share is 30% or greater. If the growth in diluted earnings per share is greater than 10% but less than 15%; or greater than 15% but less than 20%; or greater than 20% but less than 30%, an interpolated amount of performance bonus is earned. The maximum amount that may be earned ranges from 70% to 150% of base salary and is capped at two times the target performance bonus amount. There are no threshold or minimum payout amounts.

        As soon as administratively feasible after the end of each performance period and not later than a date that would prevent timely payment, our compensation committee is required to determine whether the performance goals applicable to annual performance bonus awards for such performance period were satisfied and, if such performance goals were satisfied, in whole or in part, the amount earned and payable for each participant granted an annual performance bonus award. In applying performance goals, our compensation committee may, in its discretion, exclude unusual or infrequently occurring items (including the cumulative effect of changes in the law, regulations or accounting rules), and it may determine no later than 90 days after the commencement of any applicable performance period to exclude other items, each determined in accordance with generally accepted accounting principles (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management. Annual performance bonuses shall be paid in cash no later than March 15 immediately following the performance period.

        Our compensation committee, in its sole discretion, may terminate the Incentive Bonus Plan at any time and may amend the Incentive Bonus Plan at any time in such respects as the committee may deem advisable; provided, no amendment, suspension or termination of the Incentive Bonus Plan shall materially adversely affect the rights of any participant with respect to compensation previously earned and not yet paid. In the event that the Incentive Bonus Plan shall be suspended or terminated during the course of a performance period, an incentive award, calculated in accordance with the terms of the Incentive Bonus Plan prior to such event, will be paid to participants on a pro rata basis.

  Equity Based Compensation Awards

        Equity based incentive compensation is intended to align the interests of our executives with the interests of our stockholders. We believe that it also allows us to attract able individuals and to provide a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain stock ownership, reinforcing their concern for our welfare. Equity grants are made at the discretion of our compensation committee.

  Commissions

        During 2006, Mr. Beery, our Senior Vice President — Global Sales, earned commissions on net sales invoiced, excluding net sales derived from certain specified independent distributors. Commissions were calculated at 0.5% of invoiced net sales and were paid monthly in cash. Commissions were paid to Mr. Beery to compensate him for his role as our Senior Vice President — Global Sales. The commission structure was based upon estimated net sales for the year. Because of the considerable growth in our net sales during 2006, commissions earned by Mr. Beery were a significant portion of his compensation.

        Effective January 1, 2007, Mr. Beery's compensation was restructured and no longer includes commissions. This restructuring was done to align Mr. Beery's compensation with those of the other members of our executive management team and our stockholders' interests.

  Retirement Program

        Our executive officers are eligible to participate in the same qualified retirement program available to most of our other employees. The program consists of a 401(k) plan. Contributions by us are discretionary and are made on behalf of each eligible employee who is employed by us on the last day of the plan year. For 2006, we elected to make a matching contribution on behalf of each eligible employee who was employed by us on December 31, 2006 of 100% of each eligible employee's salary deferral contributions to the 401(k) plan limited to 6% of any such employee's contribution for the year.

        Because it has been determined that our 401(k) plan is top heavy for the 2007 plan year, we will be required to make a contribution for 2007 of 3% of eligible wages for all eligible non-key employees who are employed by us on the last day of the 2007 plan year, regardless of whether any such employee elects to contribute to the 401(k) plan during the 2007 year.

  Perquisites and Other Personal Benefits

        In 2006, each of Mr. Hessong and Mr. Hamner received $500 per month for the use and maintenance of a personal car or truck. Effective January 1, 2007, we terminated the car allowance benefit.

        Messrs. Staffaroni, Hessong and Beery are reimbursed for insurance premiums for life insurance policies for their respective benefit. Coverage amounts are $500,000. Mr. Hamner will be added to this program in 2007.

  Equity Award Grant Policy

        In June 2006, we adopted the 2006 Stock Incentive Plan. The 2006 Stock Incentive Plan provides for the granting of equity awards in the form of stock options.

        Equity awards are granted at the discretion of our compensation committee. New employees below the director level must reach their first anniversary of employment prior to being eligible for an equity award grant. New employees working at or above the director level and all new members of our board of directors would be eligible for immediate grant of stock options upon employment with us or upon joining our board of directors. The granting of equity awards will be targeted to occur on the last trading day of the second month of each fiscal quarter.

        As of April 19, 2007, there were 29,028 shares of our common stock remaining available that may be granted to our employees, consultants and nonemployee directors under the 2006 Stock Incentive Plan. Stockholder approval would be necessary to increase the number of shares available for stock option grants.

  Compliance with Section 162(m) of the Internal Revenue Code

        Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executive officers, unless such compensation qualifies as "performance-based compensation." Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by our stockholders. We expect that all compensation paid in 2006 to the executive officers under the plans and programs described above will qualify for deductibility, either because the compensation is below the threshold for non-deductibility provided in Section 162(m) or the compensation qualifies as performance-based compensation.

  Summary Compensation Table

        The following Summary Compensation Table sets forth information concerning the compensation paid to or earned by: (i) our Chief Executive Officer, (ii) our Chief Financial Officer and (iii) our other named executive officers listed below. The compensation described in this table does not include medical, group life insurance or other benefits that are generally available to all of our salaried employees.

Name and Principal Position	Year	Salary ($)		Commissions ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Michael G. Staffaroni Chief Executive Officer and President	2006	$238,000	(3)	$—	$87,614	$238,000	$14,015	(7)	$577,629
Michael W. Hessong Chief Financial Officer, Vice President — Finance, Treasurer and Secretary	2006	165,625	(4)	—	110,181	121,250	19,820	(8)	416,876
Patrick F. Hamner Chairman of the Board	2006	129,769	(5)	—	209,743	129,769	6,990	(9)	476,271
Charles D. Beery Senior Vice President — Global Sales	2006	139,236	(6)	937,741	76,994	55,694	13,200	(10)	1,222,865
Roger R. Adams(11) Director of Research and Development	2006	150,000		—	—	105,000	13,200	(12)	268,200

(1)
Dollar amounts in the Option Awards column reflect the compensation expense recognized by us for financial statement reporting purposes with respect to stock options during the 2006 fiscal year in accordance with SFAS 123(R). For a discussion of the assumptions made in the valuation reflected in the Option Awards column, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2006, included elsewhere in this prospectus.

(2)
Amounts consist of cash incentive compensation awards earned for services rendered in 2006. The amounts were paid pursuant to the 2006 performance-based incentive bonus program.

(3)
Effective January 1, 2007, Mr. Staffaroni's base annual salary was increased to $400,000.

(4)
Mr. Hessong's annual salary was $150,000 from January 1, 2006 through May 15, 2006 and $175,000 from May 16, 2006 through December 31, 2006. Effective January 1, 2007, Mr. Hessong's base annual salary was increased to $231,000.

(5)
Mr. Hamner joined us in May of 2006, and received salary compensation during 2006 of $129,769, reflecting an annualized salary of $210,000. Effective January 1, 2007, Mr. Hamner's base annual salary was increased to $231,000.

(6)
Effective January 1, 2007, Mr. Beery's base annual salary was increased to $250,000.

(7)
Includes $13,200 representing a contribution made by us under our 401(k) plan and $815 representing the dollar value of insurance premiums paid by us during 2006 with respect to life insurance for the benefit of Mr. Staffaroni.

(8)
Includes $13,200 representing a contribution made by us under our 401(k) plan, a $6,000 car allowance and $620 representing the dollar value of insurance premiums paid by us during 2006 with respect to life insurance for the benefit of Mr. Hessong. Effective January 1, 2007, Mr. Hessong will no longer receive a car allowance.

(9)
Includes $3,240 representing a contribution made by us under our 401(k) plan and a $3,750 car allowance. Effective January 1, 2007, Mr. Hamner will no longer receive a car allowance.

(10)
Includes $13,200 representing a contribution made by us under our 401(k) plan. Mr. Beery was not reimbursed for any insurance premiums during 2006 but was reimbursed in January 2007, the dollar value of which was $1,395.

(11)
Mr. Adams served as our President and Secretary until May 2006, when he transitioned to his current position as our Director of Research and Development.

(12)
Includes $13,200 representing a contribution made by us under our 401(k) plan.

  Grants of Plan-Based Awards

        The following table sets forth information concerning grants of awards made to our named executive officers during 2006.

					All Other Option Awards: Number of Securities Underlying Options (#)
		Potential Payments Under Non-Equity Incentive Plan Awards(6)					Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Michael G. Staffaroni	06/23/06				330,000	(1)	4.05	672,930
Michael G. Staffaroni		0	119,000	238,000
Michael W. Hessong	06/23/06				415,000	(2)	4.05	846,260
Michael W. Hessong		0	60,625	121,250
Patrick F. Hamner	06/23/06				790,000	(3)	4.05	1,610,953
Patrick F. Hamner		0	64,885	129,769
Charles D. Beery	06/23/06				290,000	(4)	4.05	591,363
Charles D. Beery		0	27,847	55,694
Roger R. Adams	—	0	52,500	105,000	—		—	—

(1)
Includes 123,575 incentive stock options which vest and become exercisable as follows: 4,119.7 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 2,059.85 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 4,119.7 shares each month for the period beginning January 31, 2010 and ending June 30, 2010. Includes 206,425 of non-qualified stock options which vest and become exercisable as follows: 2,755.3 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 4,815.15 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 2,755.3 shares each month for the period beginning January 31, 2010 and ending June 30, 2010.

(2)
Includes 123,575 incentive stock options which vest and become exercisable as follows: 4,119.7 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 2,059.85 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 4,119.7 shares each month for the period beginning January 31, 2010 and ending June 30, 2010. Includes 291,425 of non-qualified stock options which vest and become exercisable as follows: 4,526.125 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 6,585.975 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 4,526.125 shares each month for the period beginning January 31, 2010 and ending June 30, 2010.

(3)
Includes 123,575 incentive stock options which vest and become exercisable as follows: 4,119.7 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 2,059.85 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 4,119.7 shares each month for the period beginning January 31, 2010 and ending June 30, 2010. Includes 666,425 of non-qualified stock options which vest and become exercisable as follows: 12,338.625 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 14,398.475 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 12,338.625 shares each month for the period beginning January 31, 2010 and ending June 30, 2010.

(4)
Includes 123,575 incentive stock options which vest and become exercisable as follows: 4,119.7 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 2,059.85 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 4,119.7 shares each month ending January 31, 2010 and ending June 30, 2010. Includes 166,425 of non-qualified stock options which vest and become exercisable as follows: 1,921.975 shares each month for the period beginning July 31, 2006 and ending December 31, 2006; 3,981.825 shares each month for the period beginning January 31, 2007 and ending December 31, 2009; and 1,921.975 shares each month for the period beginning January 31, 2010 and ending June 30, 2010.

(5)
Reflects the aggregate grant date fair values, computed in accordance with SFAS 123(R). Refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2006, included elsewhere in this prospectus.

(6)
Our 2006 performance-based cash incentive program was designed to reward executive and senior management-level employees for their individual performance and for our performance. The 2006 performance-based cash incentive program consisted of the following components (1) 50% of the total bonus opportunity was based on the achievement of earnings versus budget (earnings being measured by EBITDA (earnings before interest, taxes depreciation and amortization)), (2) successful management of inventory levels, cash needs, and legal expenses and (3) individual performance versus annual objectives. The maximum amount that may have been earned ranged from 40% to 100% of base salary. There were no threshold or minimum payout amounts. Actual amounts earned by our named executive officers for 2006 are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

  2006 Stock Incentive Plan

        On June 23, 2006, our board of directors adopted and our stockholders approved our 2006 Stock Incentive Plan. We have reserved 2,272,725 shares of common stock for issuance under our 2006 Stock Incentive Plan pursuant to the exercise of options granted under our 2006 Stock Incentive Plan. If any options granted under our 2006 Stock Incentive Plan are forfeited or terminate for any other reason without having been exercised in full, then the shares subject to those options that are not purchased will become available for additional grants under our 2006 Stock Incentive Plan. As of May 31, 2007, options to purchase 2,209,163 shares of our common stock were outstanding under our 2006 Stock Incentive Plan, 34,028 additional shares were available for future option grants and options to purchase 29,534 shares of our common stock had been exercised.

        Under our 2006 Stock Incentive Plan, all of our employees, including directors and officers and any independent contractor or advisor who performs services for us or one of our subsidiaries, are eligible to receive grants of nonqualified options, while our employees only are eligible to receive grants of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended. Our 2006 Stock Incentive Plan is administered by our compensation committee, which selects the persons to whom options will be granted, determines the number of shares to be subject to each grant and prescribes the other terms and conditions of each grant, including the amount and type of consideration to be paid to us upon exercise and the vesting schedule.

        The exercise price under nonqualified options and ISOs must be at least 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of our voting power, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of our voting power cannot exceed five years.

        If a change of control of our company (as defined in our 2006 Stock Incentive Plan) occurs, all of the options issued and outstanding under our 2006 Incentive Stock Plan will accelerate and become fully vested and exercisable.

        The stock option agreements provide that stock options that are not exercisable as of the date of termination of employment shall expire and, so long as the option holder's service is not terminated for cause (as defined in the 2006 Stock Incentive Plan), options which are exercisable as of such date will remain exercisable for a three-month period, or one year after the option holder's death or total disability.

  Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information concerning equity awards for each of our named executive officers that remained outstanding as of December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael G. Staffaroni	41,249	288,751	4.05	06/23/16
Michael W. Hessong	51,874	363,126	4.05	06/23/16
Patrick F. Hamner	98,749	691,251	4.05	06/23/16
Charles D. Beery	36,249	253,751	4.05	06/23/16
Roger R. Adams	—	—	—	—

(1)
Generally, all of the stock options granted to our named executive officers vest in 48 equal monthly installments beginning July 31, 2006, assuming continued employment. Please refer to Grants of Plan-Based Awards table above for more precise vesting terms.

  Option Exercise

        There were no exercises of stock options during 2006 by any of our named executive officers.

  Potential Payments Upon Termination or Change-In-Control

  Employment Agreements

        We entered into an employment agreement with Mr. Adams in May 2000 and with each of Messrs. Staffaroni, Hessong and Beery in November 2005. Each of the agreements with Messrs. Staffaroni and Beery was amended and restated in September 2006, at which time we also entered into an employment agreement with Mr. Hamner. Each of the agreements with Messrs. Adams and Hessong was amended and restated in November 2006. Each of the agreements with Messrs. Staffaroni, Hamner, Hessong and Beery was amended in April 2007, effective as of January 1, 2007. The initial employment terms under the employment agreements expire on December 31, 2008 (December 31, 2007 for Mr. Adams). Each of the employment agreements is subject to an automatic annual one-year renewal, unless either we or the employee provides 90-day advance notice of termination.

        Under each employment agreement, if the executive is terminated without cause, including in connection with a change of control (as defined in the employment agreements), or if he is constructively terminated due to a reduction in his title or scope of his responsibilities or because he is required to relocate more than 50 miles from our company's headquarters, he is entitled to receive an amount equal to his annual base salary (for Mr. Staffaroni, two times his annual base salary) plus one month of base salary for each year of completed service in excess of five years. Such payments will be made in equal monthly installments over one year after termination (two years for Mr. Staffaroni). In addition, the executive will be reimbursed for the cost of the monthly health insurance premiums payable by such executive to maintain coverage for such executive and his dependents for up to 18 months after his termination without cause.

        Each employment agreement also provides that upon death or disability, the executive or his estate will be entitled to be paid an amount equal to the executive's then current annual base salary (two years for Mr. Staffaroni). Such payments will be made in equal monthly installments over one year after such executive's death or disability (two years for Mr. Staffaroni). Each employment agreement prohibits the executive from disclosing our confidential or proprietary information and contains certain non-competition and non-solicitation provisions which restrict the executive during the term of his employment and for a period of one year after the date of termination of employment.

        The stock option awards were granted to our named executive officers under our 2006 Stock Incentive Plan. These awards, in accordance with the terms and conditions of the 2006 Stock Incentive Plan, provide for accelerated vesting upon a change of control.

  Termination Without Cause

        The following table illustrates the benefits that would have been received by our named executive officers assuming a hypothetical termination without cause occurring on the last business day of the fiscal year ended December 31, 2006.

Name	Salary Continuation(1) ($)	Health Insurance(2) ($)	Total ($)
Michael G. Staffaroni	$476,000	$21,026	$497,026
Michael W. Hessong	189,583	21,600	211,183
Patrick F. Hamner	227,500	20,916	248,416
Charles D. Beery	139,236	21,026	160,262
Roger R. Adams	162,500	17,625	180,125

(1)
Salary continuation benefits include an amount equal to annual base salary (two times annual base salary for Mr. Staffaroni) plus one month of base salary for each year of completed service in excess of five years (including service as a member of our board of directors).

(2)
The amount shown above is the current cost of health insurance premiums to maintain coverage for the named executive officer and his dependents for 18 months.

  Change-In-Control

        The following table illustrates the benefits that would have been received by our named executive officers assuming a hypothetical change-in-control occurring on the last business day of the fiscal year ended December 31, 2006.

Name	Salary Continuation(1) ($)	Stock Option Acceleration(2) ($)	Health Insurance(3) ($)	Total ($)
Michael G. Staffaroni	$476,000	$8,102,353	$21,026	$8,599,379
Michael W. Hessong	189,583	10,189,315	21,600	10,400,498
Patrick F. Hamner	227,500	19,396,503	20,916	19,644,919
Charles D. Beery	139,236	7,120,253	21,026	7,280,515
Roger R. Adams	162,500	—	17,625	180,125

(1)
Salary continuation benefits include an amount equal to annual base salary (two times annual base salary for Mr. Staffaroni) plus one month of base salary for each year of completed service in excess of five years (including service as a member of our board of directors).

(2)
Calculated as the intrinsic value per option, multiplied by the number of options that become immediately vested upon a change in control. The intrinsic value per option is calculated as the excess of the closing market price of our common stock on December 29, 2006 of $32.11 per share over the exercise price of the option. The following number of options would have immediately vested upon change of control:

Name	Number of Options
Michael G. Staffaroni	288,751
Michael W. Hessong	363,126
Patrick F. Hamner	691,251
Charles D. Beery	253,751
Roger R. Adams	—
(3)
Current cost of the health insurance premiums to maintain coverage for the named executive officer and his dependents for 18 months.

  Death or Disability

        The following table illustrates the benefits that would have been received by the named executive officers assuming a hypothetical death or disability occurring on the last business day of the fiscal year ended December 31, 2006.

Name	Salary Continuation(1) ($)	Total ($)
Michael G. Staffaroni	$476,000	$476,000
Michael W. Hessong	175,000	175,000
Patrick F. Hamner	210,000	210,000
Charles D. Beery	139,236	139,236
Roger R. Adams	150,000	150,000

(1)
Salary continuation benefits include an amount equal to annual base salary (two times annual base salary for Mr. Staffaroni).

  Director Compensation

        In accordance with our By-Laws, our directors are entitled to compensation for their services as determined by our compensation committee, including payment of their expenses, if any, for attendance at each meeting of our board of directors and a fixed payment for attendance at each meeting of our board of directors. In addition, our directors may be entitled to the issuance of stock options under our 2006 Stock Incentive Plan from time to time as determined by our compensation committee. Members of special or standing committees of the board of directors may be provided compensation for service as committee members, as determined by our compensation committee.

        Currently, other than James T. Kindley, due to their existing equity ownership our directors do not receive compensation for services they provide as directors or members of board of directors' committees. However, our directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and committee meetings.

        Mr. Kindley is paid $12,000 per year for serving on our board of directors, $5,000 per year for chairing our compensation committee and, subject to an $8,000 per year maximum, $750 and $500 for each board meeting and committee meeting, respectively, attended in person. Mr. Kindley's compensation package was approved by our board of directors in a special meeting held on July 13, 2006.

        On March 8, 2007, Mr. Kindley was granted 10,000 incentive stock options. These options were granted with an exercise price of $31.76, which was the closing trading price of our stock on March 8, 2007. The options vest and become exercisable in four equal cumulative installments on each successive anniversary date of the grant and have a contractual term of ten years. The decision to grant Mr. Kindley stock options was made by our compensation committee, with Mr. Kindley abstaining, after taking into consideration, among other things, director compensation at peer companies and our compensation committee's belief that the granting of stock options to Mr. Kindley aligns his interest with those of our stockholders. Currently, Mr. Kindley jointly owns with his spouse 2,000 shares of our common stock.

        We account for stock-based compensation in accordance with SFAS No. 123(R), which requires the measurement of compensation cost based on the estimated fair value of the award on the date of grant. We recognize that cost using the straight-line method over the period during which the employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which required service is not rendered.

        The options granted to Mr. Kindley were valued at $15.30 per share. Value was determined using the Black-Scholes option pricing model using the following assumptions: (1) expected volatility of 41.74%; (2) dividend yield of 0%; (3) risk-free interest rate of 4.46%; and (4) expected life of 6.25 years. Expected volatility was estimated using the historical volatility of comparable public companies. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant. Expected life was calculated using the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment.

        The following table summarizes the compensation earned by Mr. Kindley during 2006:

Director Compensation Table

Name	Feese Earned or Paid in Cash(1) ($)	Total ($)
James. T. Kindley	$9,274	$9,274

(1)
Includes $4,076 for serving on our board of directors and $1,698 for chairing our compensation committee. Fees for serving on our board of directors and chairing our compensation committee were paid pro rata for the period from August 28, 2006, the date Mr. Kindley was elected to our board and as chairman of our compensation committee, through December 31, 2006. The amount set forth in the table also includes $3,500 in fees paid or earned for attendance at board and compensation committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since January 1, 2006, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  •
  employment agreements with certain executive officers, which are discussed above under the caption "Executive Compensation;"

  •
  compensation paid to James T. Kindley for his service as a director, which is discussed above under the caption "Director Compensation;" and

  •
  the transactions described below.

Agreement with Roger R. Adams

        In May 2006, we purchased 724,300 shares of our common stock owned by Mr. Adams for a purchase price of $1,999,937, or approximately $2.76 per share. Simultaneously with this sale and purchase, Mr. Adams also sold to Patrick F. Hamner, the chairman of our board of directors, 362,150 shares of our common stock owned by Mr. Adams for a purchase price of $999,969, or approximately $2.76 per share.

Agreements with CSVC

        In May 2000, we borrowed $1,800,000 from CSVC, which we repaid in August 2003, and sold to CSVC 1,745,455 shares of Series A Preferred Stock for a purchase price of $480,000 and 436,364 shares of our Series B Preferred Stock for a purchase price of $120,000.

        In May 2005, we redeemed all of our Series A Preferred Stock from CSVC for a purchase price of $480,000. In June 2006, each share of Series B Preferred Stock held by CSVC was converted into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006.

        In September 2006, we entered into an agreement with CSVC and certain of our other stockholders pursuant to which CSVC has the contractual right to designate (i) two persons to be included in management's slate of director nominees so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. The two director nominees designated by CSVC are Jeffrey G. Peterson, a Vice President of Capital Southwest Corporation, and Samuel B. Ligon. William R. Thomas, who served as one of our directors from August 2006 until May 31, 2007 and did not stand for re-election to our board of directors, is President, Chairman of the Board and a director of Capital Southwest Corporation.

        In May 2000, in connection with our formation and initial capitalization, our initial stockholders and investors entered into an Investor Rights Agreement giving the investors the right to designate directors, a right of first refusal to purchase shares of our common stock, a right of co-sale with respect to shares of our common stock and a right to purchase additional shares of our common stock. Upon the consummation of our initial public offering in December 2006, the Investor Rights Agreement was terminated.

Agreement with Richard E. Middlekauff

        Richard E. Middlekauff has served as one of our directors since our inception in 2000. In April 2006, we purchased 724,325 shares of our common stock owned by Mr. Middlekauff for a purchase price of $2,000,006, or approximately $2.76 per share.

Agreements with Samuel B. and Patricia P. Ligon

        Mr. Ligon has served as one of our directors since June 2000. In May 2000, we borrowed $75,000 from Samuel and Patricia Ligon (his spouse), which we repaid in August 2003, and sold Mr. and Mrs. Ligon 72,727 shares of Series A Preferred Stock for a purchase price of $20,000 and 18,181 shares of Series B Preferred Stock for a purchase price of $5,000.

        In May 2005, we redeemed all of our Series A Preferred Stock from Mr. and Mrs. Ligon for a purchase price of $20,000. In June 2006, each share of Series B Preferred Stock held by Mr. and Mrs. Ligon was converted into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006.

Indemnification

        We have entered into an indemnification agreement with each of our directors and officers. A description of the indemnification available to our directors and officers under these agreements is discussed under the caption "Corporate Governance; Limitation of Liability and Indemnification."

Participation in Directed Share Program

        We completed an initial public offering of our common stock in December 2006. The underwriters of the offering reserved for sale, at the initial public offering price, shares of our common stock being offered for sale in the offering for our employees and their families and other persons associated with us who expressed an interest in purchasing shares of common stock in our initial public offering. All members of our board of directors and executive officers were eligible to participate in this directed share program. Mr. Kindley, one of our directors, purchased 2,000 shares of our common stock under this directed share program.

Review and Approval Policy

        Pursuant to resolutions adopted by our board of directors on August 29, 2006, all transactions between us and our officers, directors, principal stockholders and their affiliates must be on terms no less favorable to us than we could obtain from unrelated third parties and must be approved by a majority of the outside independent and disinterested directors.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 2007, and after the sale of shares in this offering by:

  •
  each director;

  •
  each of the named executive officers;

  •
  all of our directors and named executive officers as a group;

  •
  each person who is known by us to own beneficially more than 5% of our voting securities; and

  •
  each selling stockholder participating in this offering.

        Beneficial ownership is determined in accordance with the SEC's rules and includes voting or investment power with respect to securities and includes shares issuable under stock options that are exercisable within 60 days of May 31, 2007. Shares issuable under stock options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options and the percentage ownership of executive officers and directors as a group, but are not outstanding for computing the percentage ownership of any other person.

        Percentage ownership calculations are based on 27,058,409 shares of common stock outstanding as of May 31, 2007.

        To our knowledge, except as indicated in the footnotes to the following table and under applicable community property laws, the persons or entities identified in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each stockholder listed in the table below is c/o Heelys, Inc., 3200 Belmeade Drive, Suite 100, Carrollton, Texas 75006.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
			Number of Shares to be Sold in the Offering
Name of Beneficial Owners†
	Shares	Percentage		Shares	Percentage
Directors and Executive Officers
Michael G. Staffaroni(1)	1,143,212	4.2%	88,889	1,054,323	3.9%
Roger R. Adams(2)	4,887,066	18.1%	1,733,333	3,153,733	11.7%
Michael W. Hessong(3)	384,105	1.4%	40,000	344,105	1.3%
Charles D. Beery(4)	477,855	1.8%	40,000	437,855	1.6%
Patrick F. Hamner(5)	559,649	2.1%	31,111	528,538	1.9%
Richard E. Middlekauff(6)	2,435,234	9.0%	866,667	1,568,567	5.8%
Samuel B. Ligon(7)	308,515	1.1%	—	308,515	1.1%
Jeffrey G. Peterson(8)	9,317,310	34.4%	5,200,000	4,117,310	15.2%
James T. Kindley(9)	2,000	*	—	2,000	*
James S. Peliotes	—	—	—	—	—
Robert W. Byrne	—	—	—	—	—
William D. Albers	—	—	—	—	—
All directors and executive officers as a group (12 persons)(10)	19,514,946	70.9%	8,000,000	11,514,946	41.9%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Capital Southwest Venture Corporation(8)(11)	9,317,310	34.4%	5,200,000	4,117,310	15.2%
All Selling Stockholders			8,000,000

*
Less than 1% of the outstanding shares

†
The principal and selling stockholders acquired shares of our common stock and preferred stock in connection with our formation and through a private placement in May 2000, as compensation for services and pursuant to subsequent purchases and gifts between the stockholders.

(1)
Includes 1,060,713 shares of common stock owned by Staffaroni Partners LP, a family limited partnership. Mr. Staffaroni may be deemed to share with his spouse voting power and investment power over these shares. The shares are being offered by the partnership. Includes options for Mr. Staffaroni to purchase an aggregate of 82,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007. If the underwriters exercise in full their option to purchase additional shares of our common stock, the partnership will sell an additional 111,111 shares of our common stock. Mr. Staffaroni acquired his shares of our common stock in 2001 by purchasing shares under our 2001 Long-Term Incentive Plan.

(2)
Includes 4,773,441 shares owned by the RRA Family Trust UA dated March 14, 2007, as amended. Mr. Adams is the sole trustee and settlor of the trust and exercises sole voting and investment power over these shares. The shares are being offered by the trust. Also includes 113,625 shares of common stock owned by CYPO, Inc., a Texas corporation wholly owned by the trust. If the underwriters exercise in full their option to purchase additional shares of our common stock, the trust will sell an additional 211,111 shares of our common stock. Mr. Adams acquired his shares of our common stock in connection with our formation.

(3)
Includes options to purchase an aggregate of 103,749 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Hessong will sell an additional 50,000 shares of our common stock. Mr. Hessong acquired his shares of our common stock in 2001 by purchasing shares under our 2001 Long-Term Incentive Plan.

(4)
Includes options to purchase an aggregate of 72,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Beery will sell an additional 50,000 shares of our common stock. Mr. Beery acquired his shares of our common stock in 2001 by purchasing shares under our 2001 Long-Term Incentive Plan.

(5)
Includes options to purchase an aggregate of 197,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Hamner will sell an additional 38,889 shares of our common stock. Mr. Hamner acquired his shares of our common stock in 2006 by purchasing shares from Mr. Adams.

(6)
Includes 250,000 of shares owned by The Middlekauff 2006 Children's Trust. Mr. Middlekauff is the trustee of the trust and exercises voting and investment power over these shares, but Mr. Middlekauff disclaims beneficial ownership of such shares. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Middlekauff will sell an additional 105,556 shares of our common stock. Mr. Middlekauff acquired his shares of our common stock in connection with our formation.

(7)
All of Mr. Ligon's shares are owned jointly with Patricia Ligon, his spouse. Mr. Ligon acquired shares of our Series B Preferred Stock in May 2000 and these shares were converted to shares of our common stock in June 2006.

(8)
Mr. Peterson was elected to our board of directors at our 2007 annual meeting of stockholders held on May 31, 2007. Mr. Peterson is a Vice President of Capital Southwest Corporation. As indicated in the table, Capital Southwest Venture Corporation, which is a wholly owned subsidiary of Capital Southwest Corporation, beneficially owns more than 5% of our outstanding common stock. Mr. Peterson may be deemed to share voting power and investment power with respect to the shares of common stock beneficially owned by Capital Southwest Venture Corporation. Mr. Peterson disclaims beneficial ownership of such shares. The address for Mr. Peterson and Capital Southwest Venture Corporation is 12900 Preston Road, Suite 700, Dallas, Texas 75230. If the underwriters exercise in full their option to purchase additional shares of our common stock, Capital Southwest Venture Corporation will sell an additional 633,333 shares of our common stock. Capital Southwest Venture Corporation acquired shares of our Series B Preferred Stock in May 2000 and these shares were converted to shares of our common stock in June 2006.

(9)
All of Mr. Kindley's shares are owned jointly with Susan George Kindley, his spouse.

(10)
Includes options to purchase an aggregate of 456,246 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(11)
William R. Thomas, one of our directors from August 2006 until May 31, 2007, is President, Chairman of the Board and a director of Capital Southwest Corporation. Mr. Thomas did not stand for re-election to our board of directors at our 2007 annual meeting of stockholders held on May 31, 2007.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following is a summary description of our capital stock. Our Certificate of Incorporation and By-Laws provide further information about our capital stock.

Common Stock

        As of May 31, 2007, there were 27,058,409 shares of common stock outstanding held by 28 stockholders of record.

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all of the directors standing for election (subject only to any special rights that may hereafter be granted to holders of preferred stock to elect one or more directors). Subject to preferences that may be applicable to shares of preferred stock then outstanding, if any, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and the shares of our common stock to be issued upon completion of this offering will be fully paid.

        In September 2006, we entered into an agreement with CSVC and certain of our other stockholders pursuant to which CSVC has the contractual right to designate (i) two persons to be included in management's slate of director nominees so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock.

Preferred Stock

        In May 2000, we sold 1,818,182 shares of Series A Preferred Stock for $500,000 and 454,545 shares of Series B Preferred Stock for $125,000. The Series A Preferred Stock was nonconvertible and redeemable, and in May 2005, we redeemed all of the shares of Series A Preferred Stock for $500,000. Each share of the Series B Preferred Stock was convertible into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006. In June 2006, all outstanding shares of Series B Preferred Stock were converted into shares of our common stock.

        Our board of directors has the authority, without further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of such preferred stock, including dividend, conversion and voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

        Beginning 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), holders of 8,839,610 shares of our common stock will be entitled to rights with respect to the registration of such shares under the

Securities Act. Under the terms of the agreements between us and these holders, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Some of these holders also may demand that we file at our expense a registration statement under the Securities Act with respect to shares of our common stock owned by them, in which case we are required to use our best efforts to effect this registration, and if we are eligible to file a registration statement on Form S-3, some of these holders have the right to demand that we file a registration statement for such holder on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, By-Laws and Delaware Law

        Certificate of Incorporation and By-Laws.    Our Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. As described above, our Certificate of Incorporation permits our board of directors to issue preferred stock with voting or other rights without stockholder action. Our By-Laws provide that stockholder meetings may only be called by our board of directors or stockholders having a majority of the voting power of capital stock entitled to vote at such a meeting. These provisions, which require the vote of stockholders holding at least a majority of the voting power of the capital stock to amend, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions could also have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the trading price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

        Delaware Takeover Statute.    As a Delaware corporation, we are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain specified exceptions, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

  •
  prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may deem to be in their best interests.

        Election, Appointment and Removal of Directors.    Our board of directors is authorized to fill vacant director positions or increase the size of our board. Any vacancy created by the resignation, removal or other termination of a director nominated by CSVC must be filled in accordance with the agreement between CSVC and us.

        Special Meeting of Stockholders.    Our Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our By-Laws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders having a majority of the voting power of capital stock entitled to vote at such a meeting.

        Advance Notice Requirements for Stockholders Proposals and Director Nominations.    Our By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders or a special meeting to elect directors, must provide us with timely written notice of their proposal. To nominate any candidate for election as a director at any annual meeting of stockholders to elect any directors, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date that we released our proxy statement to stockholders for the previous year's annual meeting. If, however, no meeting was held in the prior year, no proxy statement was released to stockholders for the prior year's meeting or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the 90th day before the date of the annual meeting or on the tenth day following the day on which the date of the annual meeting is first publicly announced or disclosed (including by sending or transmitting notice of the meeting), whichever is earlier. To be timely to nominate any candidate for election as a director at any special meeting of stockholders to elect any directors, a stockholder's notice must be delivered to and received at our principal executive offices no later than the tenth day following the day on which the date of the special meeting and the number of directors to be elected at that meeting is first publicly announced or disclosed. Our By-Laws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or a special meeting of stockholders to elect directors. Subject to the foregoing, our By-Laws specifically acknowledge CSVC's right to nominate directors in accordance with the agreement between CSVC and us.

        Authorized But Unissued Shares.    Our board of directors can approve the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of proxy contest, tender offer, merger or other transaction.

        Amendment of By-Laws.    Our directors are generally authorized to amend or replace our By-Laws, subject to exceptions regarding denying action by stockholder consent and calling special stockholders' meetings, and subject to the right of our stockholders to amend or replace our By-Laws. Our directors may not amend or repeal any amendment of our By-Laws adopted by the stockholders that specifies the votes necessary for the election of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

The Nasdaq Global Market Listing

        Our common stock is listed on The Nasdaq Global Market under the symbol "HLYS."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, we will have outstanding 27,058,409 shares of common stock, based upon our shares outstanding at May 31, 2007. Of the shares to be outstanding upon the completion of this offering, a total of 15,416,284 shares, including 7,386,750 of the shares sold in our initial pubic offering and the 8,000,000 shares sold in this offering, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

        Of the remaining 11,642,125 shares of common stock outstanding immediately after this offering, all are "restricted shares" as that term is defined in Rule 144 under the Securities Act and 11,058,700 are subject to lock-up agreements with the underwriters. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, none of these 11,058,700 shares may be sold until the expiration of 90 days after the date of this prospectus (and such period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements expiring 90 days after the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 270,584 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Any of our employees, officers, directors or consultants who purchased shares of our common stock under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all Rule 701 shares held by our directors, officers and affiliates are subject to lock-up agreements and will only become eligible for sale upon the expiration of the lock-up agreements. Bear, Stearns & Co. Inc., Wachovia Capital

Markets, LLC and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements.

        As of May 31, 2007, options to purchase a total of 2,209,163 were outstanding under our 2006 Stock Incentive Plan and 34,028 additional shares were available for issuance upon exercise of options not yet granted under our 2006 Stock Incentive Plan. On December 19, 2006, we filed a registration statement on Form S-8 under the Securities Act to register all shares of our common stock reserved for issuance under our 2006 Incentive Stock Incentive Plan. This registration statement has become effective and, accordingly, 437,423 shares of our common stock that may be issued upon the exercise of vested options that will be available for immediate resale in the open market, subject to compliance by our affiliates with the requirements of Rule 144 and their respective lock-up agreements.

Registration Rights

        Beginning 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), holders of 8,839,610 shares of our common stock will be entitled to certain rights with respect to the registration of such shares, under the Securities Act. See "Description of Capital Stock — Registration Rights." Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

        The selling stockholders intend to offer the shares of our common stock through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., acting as representatives of the underwriters named below and joint book-running managers for this offering, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Banc of America Securities LLC
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
Total	8,000,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Other Relationships

        The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We have a $2 million revolving credit facility from JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc. On June 30, 2007 this facility will expire. At our request, JPMorgan Chase Bank, N.A. has also issued to our landlord a $50,000 letter of credit under our revolving credit facility, which is held as security for our obligations under the lease for our corporate headquarters. JPMorgan Chase Bank, N.A. has received customary interest, non-usage and other fees and expenses for the revolving credit facility and the letter of credit.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering payable by us, excluding the underwriting discount and commissions, are estimated at $400,000. We have agreed to pay the expenses of the selling stockholders incurred in connection with this offering, other than underwriting discounts and commissions.

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 1,200,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

        If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position would be created that can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

No Sales of Similar Securities

        We, each of our executive officers and directors and the selling stockholders, subject to limited exceptions, have agreed not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without first obtaining the written consent of Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc.

        The 90-day period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 90-day period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in either of which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Notwithstanding the foregoing, parties who have agreed not to sell or transfer shares of our common stock during such period of time may transfer shares during such period, without the prior written consent of Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc.:

    (i)
    as a bona fide gift or gifts;

    (ii)
    to any trust for the direct or indirect benefit of such party or his or her immediate family; or

    (iii)
    by will or intestate succession;

provided, however, it is a condition to any such transfer that the transferee (or trustee in the case of clause (ii) above) execute an agreement stating that such transferee (or trustee) is receiving and holding shares of our common stock subject to the provisions of the agreement pursuant to which these persons agreed not to sell or transfer shares of our common stock and there shall be no further transfer of shares of our common stock except in accordance with the terms of such agreement; provided, further, that in the case of any such transfer, no filing by any party under the Securities Act or the Securities Exchange Act of 1934 is required in connection with such transfer (other than a filing on Form 5 made after the expiration of the lock-up period in connection with a donation or transfer pursuant to clause (i)). For this purpose, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

        Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

The Nasdaq Global Market Listing

        Our common stock is listed on The Nasdaq Global Market under the symbol "HLYS."

Discretionary Shares

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

Sales in Other Jurisdictions

        Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

        Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  •
  it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

        The shares (i) will not be offered or sold, directly or indirectly, to the public (appel public à l'épargne) in the Republic of France and (ii) offers and sales of shares in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.

        Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the shares so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.

        In addition, the issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the shares other than to those investors (if any) to whom offers and sales of the shares in the Republic of France may be made as described above.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Gardere Wynne Sewell LLP, Dallas, Texas and for the underwriters by Latham & Watkins LLP, New York, New York. As of the date of this prospectus, Robert J. Ward, a partner of Gardere Wynne Sewell LLP, beneficially owns an aggregate of 114,506 shares of our common stock.

EXPERTS

        The consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information with respect to us and our shares of common stock to be sold in this offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to may be only summaries of these documents. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. Each statement is qualified in all respects by reference to the exhibits.

        You may read and copy all or any part of the registration statement or any other information we file at the SEC's Public Reference Room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of such information may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

HEELYS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 HEELYS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except share data)

	December 31, 2006	March 31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,184	$69,082
Accounts receivable, net of allowances of $1,959 and $1,577, respectively	43,256	29,122
Inventories	6,057	10,333
Deferred income tax benefits	637	695
Prepaid and other current assets	962	753

Total current assets	105,096	109,985
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $907 and $955, respectively	393	952
PATENTS AND TRADEMARKS, net of accumulated amortization of $966 and $1,020, respectively	478	473
DEFERRED INCOME TAX BENEFITS	371	371

TOTAL ASSETS	$106,338	$111,781

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,304	$616
Commissions payable	626	477
Accrued bonus	824	271
Accrued expenses	6,737	3,242
Income taxes payable	2,866	4,420
Debt	211	—

Total current liabilities	12,568	9,026

COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value, 75,000,000 shares authorized; 27,041,948 shares issued and outstanding as of December 31 2006 and 27,047,382 shares issued and outstanding as of March 31, 2007	27	27
Additional paid-in capital	59,795	60,329
Retained earnings	33,948	42,399

Total stockholders' equity	93,770	102,755

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$106,338	$111,781

See notes to consolidated financial statements.

 HEELYS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except per share data)

	Three Months Ended March 31,
	2006	2007
NET SALES	$13,669	$49,428
COST OF SALES	8,749	31,952

GROSS PROFIT	4,920	17,476
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
Sales and marketing	1,381	2,844
General and administrative	931	2,395

Total selling, general and administrative expense	2,312	5,239

INCOME FROM OPERATIONS	2,608	12,237
OTHER EXPENSE (INCOME)
Interest expense	5	9
Interest income	(31)	(775)
Other expense	27	—

Total other expense (income)	1	(766)

INCOME BEFORE INCOME TAXES	2,607	13,003
INCOME TAXES	912	4,552

NET INCOME	$1,695	$8,451

EARNINGS PER SHARE:
Basic	$0.12	$0.31
Diluted	$0.07	$0.30
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	13,989	27,045
Diluted	25,353	28,351

See notes to consolidated financial statements.

 HEELYS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2006	2007
OPERATING ACTIVITIES:
Net income	$1,695	$8,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	93	102
Deferred income tax benefits	—	(58)
Stock-based compensation expense	—	456
Excess tax benefit on stock-based compensation awards	—	(56)
Changes in operating assets and liabilities:
Accounts receivable	372	14,134
Inventory	(1,867)	(4,276)
Prepaid and other current assets	166	209
Accounts payable	1,207	(731)
Commissions payable	189	(149)
Accrued bonus	(369)	(553)
Accrued expenses	931	(2,590)
Income taxes payable	462	1,610

Net cash provided by operating activities	2,879	16,549

INVESTING ACTIVITIES:
Purchase of property and equipment	(5)	(407)
Increase in patents and trademarks	(49)	(49)

Net cash used in investing activities	(54)	(456)

FINANCING ACTIVITIES:
Principal payments on short-term debt	(96)	(211)
Proceeds from exercise of stock options	—	22
Excess tax benefit on stock-based compensation awards	—	56
Costs related to initial public offering	—	(1,062)

Net cash used in financing activities	(96)	(1,195)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,729	14,898
CASH AND CASH EQUIVALENTS, beginning of period	738	54,184

CASH AND CASH EQUIVALENTS, end of period	$3,467	$69,082

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$2	$6

Income taxes	$450	$3,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Fixed asset additions included in accounts payable/accrued expenses	$—	$200

See notes to consolidated financial statements.

 HEELYS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

        Business Description — Heelys, Inc. and subsidiaries (the "Company" or "Heelys") is a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. The primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS are distributed primarily through retail stores in the United States and international wholesale distributors.

        The Company initially incorporated as Heeling, Inc. in Nevada in 2000. The Company was reincorporated in Delaware in August 2006 and changed its name to Heelys, Inc. Through its general and limited partner interests, Heelys, Inc. owns 100% of Heeling Sports Limited, a Texas limited partnership, which was formed in May 2000.

        Basis Of Presentation — Unaudited Interim Financial Information — The unaudited condensed consolidated interim financial statements included herein reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Accounts Receivable — Accounts receivable are stated net of allowances for estimated customer returns, markdowns and doubtful accounts of $1,959,000 and $1,577,000 at December 31, 2006 and March 31, 2007, respectively.

        Recognition of Revenues — Revenues are recognized when merchandise is shipped, title passes to the customer, the customer assumes risk of loss, the collection of relevant receivables is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the agreement with the customer. The Company records reductions to revenue for estimated returns, including permitted returns of damaged or defective merchandise, and for all other allowances and markdowns, in accordance with Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, at the time of revenue recognition. Accordingly, the Company provided total allowances of $14,000 and $996,000 during the three months ended March 31, 2006 and 2007, respectively.

        Advertising Costs — Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Through cooperative advertising programs, the Company reimburses its retail customers for certain of their costs of advertising the Company's products. The Company records these costs in selling and administrative expense at the point in time when it is obligated to its customers for the costs, which is when the related revenues are recognized. This obligation may arise prior to the related advertisement being run. Total advertising and promotion expenses were $292,000 and $892,000 during the three months ended March 31, 2006 and 2007, respectively. Prepaid advertising and promotion expenses recorded as appropriate in prepaid and accrued expenses totaled $87,000 and $282,000 at December 31, 2006 and at March 31, 2007, respectively.

        Shipping and Handling Costs — Shipping and handling costs are expensed as incurred and included in costs of sales. Shipping and handling costs included in cost of sales were $310,000 and $771,000 during the three months ended March 31, 2006 and 2007, respectively. Shipping and handling costs billed to domestic customers are included in net sales in accordance with Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Fees and Costs, and were $78,000 and $161,000 during the three months ended March 31, 2006 and 2007, respectively.

        Insurance — The Company's insurance retention is $25,000 per claim for claims incurred through May 31, 2006, and is $50,000 per claim for claims after May 31, 2006. An estimated liability is provided for current pending claims and estimated incurred-but-not-reported claims due to this retention risk. A liability for unpaid claims in the amount of $150,000 as of December 31, 2006 and March 31, 2007, is reflected in the balance sheet as an accrued expense.

2. EARNINGS PER SHARE

        Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the effects of potentially dilutive securities, which consists of preferred stock and stock options. A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share is as follows (in thousands):

	Three Months Ended March 31,
	2006	2007
Numerator — net income applicable to common stockholders	$1,695	$8,451
Denominator:
Weighted average common stock outstanding for basic earnings per share	13,989	27,045
Effect of dilutive securities:
Preferred stock	11,364	—
Stock options	—	1,306

Adjusted weighted average common stock and assumed conversions for diluted earnings per share	25,353	28,351

        Potentially dilutive securities that are not included in the diluted net income per share calculation for the three months ended March 31, 2007, because they would be antidilutive, were 81,250 employee stock options outstanding as of March 31, 2007.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, ("SFAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS 157 will have on its results of operations or financial condition.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS 159 to have a material impact on its financial position, cash flows or results of operations.

4. SIGNIFICANT CUSTOMERS

        Customers of the Company consist principally of domestic retail stores and international independent distributors. The customers, individually or considered as a group under common ownership, which accounted for greater than 10% of accounts receivable or 10% of net sales during the periods reflected were as follows:

	Accounts Receivable		Net Sales Three Months Ended March 31,
	December 31, 2006	March 31, 2007
			2006	2007
Customer A	—%	—%	2%	15%
Customer B	15	18	16	13
Customer C	5	7	—	11
Customer D	13	7	8	5

5. ACCRUED EXPENSES

        Accrued expenses consisted of the following (in thousands):

	December 31, 2006	March 31, 2007
Inventory received but not invoiced	$—	$520
Marketing costs	672	55
Customer prepayments	3,266	347
Liability insurance	785	911
Professional fees	229	368
Costs related to initial public offering	1,062	—
Purchase of property and equipment	—	158
Other	723	883

Total accrued expenses	$6,737	$3,242

        Included in accrued expenses at December 31, 2006 are $1.1 million of costs incurred in connection with the Company's initial public offering which closed on December 13, 2006. These costs have been offset against the proceeds of the initial public offering resulting in a decrease in the amount of additional paid-in capital recognized.

6. DEBT

        Revolving Credit Facility — In August 2004, the Company entered into a $3,000,000 revolving credit facility (the "Financing Agreement"). In August 2006, the Company amended the Financing Agreement, increasing the maximum amount available to $25.0 million. This maximum amount decreased to $10.0 million on January 1, 2007. On February 7, 2007, the Company amended the Financing Agreement to (a) decrease the maximum amount available to $2.0 million, (b) eliminate the 0.25% non-usage fee and (c) eliminate other terms, including terms requiring the Company to provide monthly reports regarding the Company's inventory and accounts receivable. The facility will expire in June 2007. Borrowings are subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory not to exceed the amount advanced on eligible accounts receivable. Indebtedness under the Financing Agreement bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. There were no outstanding borrowings under this revolving credit facility at December 31, 2006. There were no borrowings under this revolving credit facility during the three months ended March 31, 2007.

        Accounts receivable and inventory are pledged as collateral under the Financing Agreement. The Company is subject to compliance with certain covenants under the Financing Agreement, including minimum levels of net worth and minimum interest coverage ratios. The Company is not permitted under the Financing Agreement to pay dividends or make distributions.

        Promissory Note — During 2006, the Company signed an agreement with a commercial finance company to finance the payment of its commercial general liability and umbrella premiums. The agreement provided for an initial payment of a portion of the premium, with the remaining principal balance plus interest to be paid in monthly installments. Interest accrued at 6.29% on the unpaid balance of $211,000 at December 31, 2006. Prepaid premiums from the insurance policies financed are pledged as collateral under the promissory notes. This promissory note was paid-in-full during the first quarter of 2007.

7. COMMITMENTS AND CONTINGENCIES

        Leases — Effective February 1, 2005, the Company entered into an operating lease whereby the Company leases office space for 10 years with renewal options. On February 27, 2006, the Company signed an amendment to its lease for additional warehouse space for the duration of the lease term. The Company also leases certain equipment under a cancelable operating lease.

        Future minimum rental payments under the lease are as follows (in thousands):

Years Ending December 31,
2007	$189
2008	189
2009	189
2010	197
2011	209
Thereafter	768

$1,741

        Rent expense was $39,000 and $46,000 for the three months ended 2006 and 2007, respectively.

        Employment Arrangement — All of the personnel of the Company are contractually employees of a Professional Employer Organization ("PEO"). The PEO incurs payroll, payroll tax and payroll-related benefit costs. The Company reimburses these costs plus an administrative fee. With respect to these payroll-related benefits, the personnel of the Company are pooled with other employees of the PEO.

        Legal Proceedings — The Company is involved in certain legal proceedings arising in the ordinary course of business, none of which the Company's management believes will have a material adverse effect on the Company's financial position, cash flows or results of operations.

8. INCOME TAXES

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, ("FIN 48"). The Company adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN 48 did not have a material impact on the Company's financial statements.

        Tax years 2003 through 2006 are subject to examination by the taxing authorities. There are no income tax examinations currently in process.

        The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company had received an assessment for interest and/or penalties, interest has been classified in the financial statements as interest expense and penalties as selling, general and administrative expense.

9. STOCKHOLDERS' EQUITY

        During the three months ended March 31, 2007, additional paid-in capital increased by $534,000. Of this increase, $456,000 resulted from the recording of non-cash stock-based compensation expense, $22,000 resulted from the exercise of 5,434 stock options and $56,000 resulted from the recognition of tax benefits from stock-based compensation deductions in excess of amounts reported for financial reporting purposes.

10. STOCK-BASED COMPENSATION

        The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), which requires the measurement of compensation cost based on the estimated fair value of the award on the date of grant. That cost is recognized using the straight-line method over the period during which an employee is required to provide service in exchange for the award — the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Company determines the grant-date fair value of employee stock options using the Black-Scholes option-pricing model.

        In March 2007, the Company granted 22,592 incentive and 2,408 nonqualified stock options at an exercise price of $31.76. Exercise price was equal to the closing trading price of the underlying common stock at the grant date. The options granted in March 2007 vest and become exercisable in four equal cumulative installments on each successive anniversary date of the grant and have a contractual term of ten years.

        The Company computed the fair value of the options granted in March 2007, using the Black-Scholes option pricing model and the following assumptions:

Expected volatility	41.74%
Dividend yield	—
Risk-free interest rate	4.46%
Expected life (years)	6.25

        The Company estimated the volatility of the underlying common stock at the date of grant based on the historical volatility of comparable public companies.

        The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of each grant.

        Expected life was calculated using the simplified method as prescribed by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107. This decision was based on the lack of relevant historical data.

        The following summarizes stock option transactions for the three months ended March 31, 2007:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	2,214,427	$5.79	—	$—
Granted	25,000	31.76	—	—
Exercised	5,434	4.05	—	173,000
Forfeited or expired	6,771	14.59	—	—

Outstanding at March 31, 2007	2,227,222	$6.06	9.3	$52,100,000

Exercisable at March 31, 2007	363,770	$4.05	9.2	$9,200,000

Vested at March 31, 2007	363,770	$4.05	9.2	$9,200,000

Unvested at March 31, 2007	1,863,452	$6.45	9.3	$42,900,000

        The total fair value of shares that vested during the three months ended March 31, 2007 was $260,000.

        Stock-based compensation cost was $456,000 for the three months ended March 31, 2007. The portion of stock-based compensation cost included in cost of sales, sales and marketing, and general and administrative expenses in the accompanying consolidated statement of operations was $56,000, $139,000 and $261,000, respectively.

        The remaining unrecognized compensation cost related to unvested awards at March 31, 2007 is $5,700,000 and the weighted-average period of time over which this cost will be recognized is 3.4 years.

        The Company has not capitalized any stock-based compensation costs at March 31, 2007.

        There have been no modifications to stock option awards during the three months ended March 31, 2007.

        All unvested options at March 31, 2007 are expected to vest.

        Tax benefits resulting from stock-based compensation deductions in excess of amounts reported for financial reporting purposes was $56,000 for the three months ended March 31, 2007. This amount is treated as a financing cash flow.

11. SUBSEQUENT EVENTS

        On May 7, 2007, the Company filed a registration statement with the Securities and Exchange Commission for the proposed offering of 8,000,000 shares of common stock held by certain of the Company's stockholders. The selling stockholders identified in the registration statement have granted the underwriters of the proposed offering a 30-day option to purchase up to an additional 1,200,000 shares. The Company will not receive any proceeds from the sale of these shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Heelys, Inc.
Carrollton, Texas

        We have audited the accompanying consolidated balance sheets of Heelys, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Heelys, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 14, 2007

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(In thousands, except share data)

	December 31,
	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$738	$54,184
Accounts receivable, net of allowances of $704 and $1,959, respectively	8,286	43,256
Inventories	1,479	6,057
Deferred income tax benefits	235	637
Prepaid and other current assets	300	962

Total current assets	11,038	105,096
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $760 and $907, respectively	240	393
PATENTS AND TRADEMARKS, net of accumulated amortization of $779 and $966, respectively	534	478
DEFERRED INCOME TAX BENEFITS	178	371

TOTAL ASSETS	$11,990	$106,338

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$218	$1,304
Commissions payable	153	626
Accrued bonus	612	824
Accrued expenses	1,508	6,737
Income taxes payable	350	2,866
Debt	96	211

Total current liabilities	2,937	12,568

COMMITMENTS AND CONTINGENCIES (Note 9)
SERIES B CONVERTIBLE, REDEEMABLE PREFERRED STOCK, $0.001 par value, 454,545 shares issued and outstanding as of December 2005(1)	125	—

Total mezzanine financing	125	—

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value, 75,000,000 shares authorized; 13,988,875 shares issued and outstanding as of December 31 2005 and 27,041,948 shares issued and outstanding as of December 31, 2006	14	27
Additional paid-in capital	140	59,795
Retained earnings	8,774	33,948

Total stockholders' equity	8,928	93,770

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,990	$106,338

(1)
Does not give effect to the 25-for-one stock split effected in October 2006 as discussed in Note 11.

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands, except per share data)

	Year Ended December 31,
	2004	2005	2006
NET SALES	$21,310	$43,950	$188,208
COST OF SALES	14,529	28,951	122,565

GROSS PROFIT	6,781	14,999	65,643
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
Sales and marketing	3,191	5,247	13,695
General and administrative	2,368	2,987	6,397

Total selling, general and administrative expense	5,559	8,234	20,092

INCOME FROM OPERATIONS	1,222	6,765	45,551
OTHER (INCOME) EXPENSE
Interest expense	11	51	744
Interest income	(3)	(15)	(221)
Other (income) expense	(7)	95	66

Total other expense	1	131	589

INCOME BEFORE INCOME TAXES	1,221	6,634	44,962
INCOME TAXES	418	2,287	15,788

NET INCOME	$803	$4,347	$29,174

EARNINGS PER SHARE:
Basic	$0.06	$0.31	$1.50
Diluted	$0.03	$0.17	$1.16
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	13,989	13,989	19,479
Diluted	25,353	25,353	25,114

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands)

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount
BALANCE — December 31, 2003	13,989	$14	$140	$3,624	$3,778
Net income	—	—	—	803	803

BALANCE — December 31, 2004	13,989	14	140	4,427	4,581
Net income	—	—	—	4,347	4,347

BALANCE — December 31, 2005	13,989	14	140	8,774	8,928
Purchase and retirement of treasury stock	(1,449)	—	—	(4,000)	(4,000)
Conversion of Series B redeemable preferred stock to common stock	11,364	10	115	—	125
Initial public offering	3,125	3	58,794	—	58,797
Stock option exercises	13	—	53	—	53
Amortization of stock-based compensation expense	—	—	576	—	576
Income tax benefit on stock-based compensation awards	—	—	117	—	117
Net income	—	—	—	29,174	29,174

BALANCE — December 31, 2006	27,042	$27	$59,795	$33,948	$93,770

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In thousands)

	Year Ended December 31,
	2004	2005	2006
OPERATING ACTIVITIES:
Net income	$803	$4,347	$29,174
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	454	396	402
Deferred income tax benefits	(55)	(161)	(595)
Stock-based compensation expense	—	—	576
Excess tax benefit on stock-based compensation awards	—	—	(117)
Loss on sale of equipment	—	9	1
Changes in operating assets and liabilities:
Accounts receivable	(778)	(5,767)	(34,970)
Inventory	279	(542)	(4,578)
Prepaid and other current assets	32	(77)	(644)
Accounts payable	(130)	(9)	1,086
Commissions payable	(56)	106	473
Accrued bonus	(9)	338	212
Accrued expenses	56	1,172	4,167
Income taxes payable	115	209	2,633

Net cash provided by (used in) operating activities	711	21	(2,180)

INVESTING ACTIVITIES:
Change in cash on deposit held under line of credit	1,139	—	—
Purchase of equipment	(84)	(236)	(310)
Increase in patents and trademarks	(209)	(180)	(195)
Proceeds from sale of equipment	17	—	—

Net cash provided by (used in) investing activities	863	(416)	(505)

FINANCING ACTIVITIES:
Purchase of treasury stock	—	—	(4,000)
Redemption of preferred stock	—	(500)	—
Borrowings on revolving credit facility	—	—	23,829
Principal payments on revolving credit facility	—	—	(23,829)
Proceeds from issuance of short-term debt	497	508	4,958
Principal payments on short-term debt	(504)	(503)	(4,838)
Proceeds from exercise of stock options	—	—	35
Excess tax benefit on stock-based compensation awards	—	—	117
Proceeds from initial public offering, net of expenses	—	—	59,859

Net cash (used in) provided by financing activities	(7)	(495)	56,131

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,567	(890)	53,446
CASH AND CASH EQUIVALENTS, beginning of period	61	1,628	738

CASH AND CASH EQUIVALENTS, end of period	$1,628	$738	$54,184

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$8	$48	$771

Income taxes	$357	$2,238	$13,750

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Conversion of Series B redeemable preferred stock into common stock	$—	$—	$125

Accrued costs initial public offering	$—	$—	$1,062

Receivable due from stock option exercises	$—	$—	$18

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND

        Heelys, Inc. and subsidiaries (the "Company" or "Heelys") is a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. The primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS are distributed primarily through retail stores in the United States and international wholesale distributors.

        The Company initially incorporated as Heeling, Inc. in Nevada in 2000. The Company was reincorporated in Delaware in August 2006 and changed its name to Heelys, Inc. Through its general and limited partner interests, Heelys, Inc. owns 100% of Heeling Sports Limited, a Texas limited partnership, which was formed in May 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidated Financial Statements — Consolidated financial statements include the accounts of Heelys, Inc. and its subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

        Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Management's significant estimates are as follows: allowances for doubtful accounts, inventory reserves, long-lived assets, income taxes, sales return allowance, legal reserves and the value of common stock options for the purpose of determining stock-based compensation. Actual results could differ from these estimates and are reported in the period they become known.

        Segment Reporting — The Company operates in one segment although it sells different types of products in both the domestic and international markets. The gross margin in these markets is consistent and comparable. The Company does not create separate statements of operations for these products or markets.

        Cash Equivalents — Cash equivalents consist of highly liquid investments with original maturity dates of three months or less when purchased.

        Concentration of Risk — The Company's cash and cash equivalents are maintained in one financial institution in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

        Accounts Receivable — Accounts receivable are stated net of allowances for estimated customer returns, markdowns and doubtful accounts of $704,000 and $1,959,000 at December 31, 2005 and 2006, respectively.

        Inventories — Inventories are stated at the lower of cost or market. Inventories are valued on a first-in first-out ("FIFO") basis. Inventory costs include inbound freight. All other purchasing and distribution costs associated with ending inventories are expensed.

        Property and Equipment — Property and equipment, such as leasehold improvements, furniture and fixtures, equipment and product molds and designs, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets.

        Patents and Trademarks — These intangibles are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of five years. These assets are amortized beginning when products incorporating these intangibles are initially distributed or the patent or trademark application is granted, whichever is earlier.

        Long-Lived Assets — The Company reviews its long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted pretax future net cash flows expected to be generated by that asset. An impairment loss is recognized if the estimated undiscounted future cash flows are less than the carrying value of the related assets. There were no impairments identified in the periods reported.

        Accrued Expenses — Accrued expenses include amounts accrued by the Company for expenses incurred but not yet realized. Such expenses may include marketing, professional fees, property taxes, liability insurance premiums, interest expense, royalties, inventory received but not invoiced and amounts received from customers or credits due to customers in excess of invoices they owe to the Company.

        Deferred Income Taxes — Deferred income taxes are provided using the asset and liability method for temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements.

        Recognition of Revenues — Revenues are recognized when merchandise is shipped, title passes to the customer, the customer assumes risk of loss, the collection of relevant receivables is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the agreement with the customer. The Company records reductions to revenue for estimated returns, including permitted returns of damaged or defective merchandise, and for all other allowances and markdowns, in accordance with Emerging Issues Task Force Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, at the time of revenue recognition. Accordingly, the Company provided total allowances of $329,000, $733,000 and $3.4 million during 2004, 2005 and 2006, respectively.

        Advertising Costs — Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Through cooperative advertising programs, the Company reimburses its retail customers for certain of their costs of advertising the Company's products. The Company records these costs in selling and administrative expense at the point in time when it is obligated to its customers for the costs, which is when the related revenues are recognized. This obligation may arise prior to the related advertisement being run. Total advertising and promotion expenses were $1.1 million, $1.6 million and $3.2 million during 2004, 2005 and 2006, respectively. Prepaid advertising and promotion expenses recorded as appropriate in prepaid and deferred expenses totaled $62,000 and $87,000 at December 31, 2005 and 2006, respectively.

        Shipping and Handling Costs — Shipping and handling costs are expensed as incurred and included in costs of sales. Shipping and handling costs were $589,000, $1.1 million and $5.4 million during 2004, 2005 and 2006, respectively.

        Insurance — The Company's insurance retention is $25,000 per claim for claims incurred through May 31, 2006, and is $50,000 per claim for claims after May 31, 2006. An estimated liability is provided for current pending claims and estimated incurred-but-not-reported claims due to this retention risk. A liability for unpaid claims in the amount of $75,000 and $150,000 as of December 31, 2005 and 2006, respectively, is reflected in the balance sheet as an accrued expense.

        Net Income per Share — Basic net income per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the effects of potentially dilutive securities, which consists of preferred stock and stock options. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006
Numerator — net income applicable to common stockholders	$803	$4,347	$29,174
Denominator:
Weighted average common stock outstanding for basic earnings per share	13,989	13,989	19,479
Effect of dilutive securities:
Stock options	—	—	574
Preferred stock	11,364	11,364	5,061

Adjusted weighted average common stock and assumed conversions for diluted earnings per share	25,353	25,353	25,114

        Potentially dilutive securities that are not included in the diluted net income per share calculation because they would be antidilutive were employee stock options of 57,500 as of December 31, 2006.

        Fair Value of Financial Instruments — Management estimates that, as of December 31, 2005 and 2006, the fair value of cash and cash equivalents, receivables, accounts payable and accrued expenses are carried at amounts that reasonably approximate their fair value.

        Other Comprehensive Income — The Company has no components of comprehensive income other than net income.

        Recent Accounting Pronouncements — In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. This combination is referred to as a hybrid financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS 155 will have a significant impact on the Company's financial position, cash flows or results of operations.

        In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140 ("SFAS 156"). SFAS 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and to choose the subsequent measurement method. SFAS 156 is effective for the Company as of the beginning of its fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of the Company's fiscal year, provided it has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not believe the adoption of SFAS 156 will have a significant impact on the Company's financial position, cash flows or results of operations.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company is required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company is currently evaluating the impact FIN 48 will have on its future results of operations and financial position.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS 157 will have on its results of operations or financial condition.

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in the employer's statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The adoption of SFAS 158 will not have a significant impact on the Company's financial position, cash flows or results of operations.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, Materiality, regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is effective for fiscal years beginning after November 15, 2006. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated financial position, results of operations or cash flows.

3. INITIAL PUBLIC OFFERING AND USE OF PROCEEDS

        On December 13, 2006, the Company completed an initial public offering of its common stock. The Company sold a total of 3,125,000 shares of the Company's common stock and selling stockholders sold 4,263,750 shares of the Company's common stock, which included 963,750 shares resulting from the exercise of the underwriters' over-allotment option. All common stock registered under the registration statement were sold at a price to the public of $21.00 per share. The Company did not receive any proceeds from the selling stockholders' sale of their shares. The gross proceeds for shares of common stock sold by the Company was $65.6 million. The net proceeds to the Company were $61.0 million, after deducting an aggregate of $4.6 million in underwriting discounts and commissions. The Company incurred other direct expenses of $2.2 million in connection with the offering. As of December 31, 2006 the Company had paid $1.1 million of these other direct expenses. Unpaid other direct expenses in the amount of $1.1 million is included in accrued expenses at December 31, 2006.

        The Company used $8.5 million of the proceeds to repay amounts outstanding under the revolving credit facility and $8.5 million was used for working capital purposes. The Company intends to use the remaining proceeds to fund infrastructure improvements, including expanding and upgrading the Company's information technology systems; hire new employees; for marketing and advertising programs; product development; working capital needs; and other general corporate purposes.

4. SIGNIFICANT CUSTOMERS

        Customers of the Company consist principally of domestic retail stores and international independent distributors. The customers, individually or considered as a group under common ownership, which accounted for greater than 10% of accounts receivable or 10% of net sales during the periods reflected were as follows:

	Accounts Receivable December 31,		Net Sales Years Ended December 31,
	2005	2006	2004	2005	2006
Customer A	2%	13%	7%	11%	13%
Customer B	—	—	19	3	—
Customer C	24	6	16	12	5
Customer D	16	7	6	8	4
Customer E	14	15	5	11	9

5. PROPERTY AND EQUIPMENT

        Property and equipment included the following (in thousands):

		December 31,
	Lesser of terms of lease or estimated useful lives
		2005	2006
Leasehold improvements	1-10 years	$45	$49
Furniture and fixtures	7 years	56	71
Computer equipment	5 years	163	256
Equipment	5 years	61	107
Product molds and designs	2 years	675	817

Total		1,000	1,300
Less accumulated depreciation and amortization		(760)	(907)

Property and equipment — net		$240	$393

        Depreciation expense related to property and equipment was $159,000, $134,000, and $151,000 in 2004, 2005 and 2006, respectively.

6. PATENTS AND TRADEMARKS

        Patents and trademarks included the following (in thousands):

	December 31,
	2005	2006
Patents	$834	$857
Trademarks	101	120
Other	—	25

Total patents and trademarks	935	1,002
Less accumulated amortization:
Patents	597	707
Trademarks	68	85
Other	—	5

Total accumulated amortization	(665)	(797)

Patents in progress	250	249
Trademarks in progress	14	24
Patents and trademarks — net	$534	$478

        Amortization expense related to patents and trademarks was $295,000, $262,000 and $251,000 in 2004, 2005 and 2006, respectively. The amortization amounts include write-offs of $37,000, $27,000 and $13,000 in 2004, 2005 and 2006, respectively, for patents that were evaluated as having no future benefits. Amortization expense from 2007 through 2011 is expected to be $175,000, $105,000, $66,000, $38,000 and $13,000, respectively.

        In September 2002, the Company entered into an Intellectual Property Exclusive License Agreement (the "License Agreement"), which granted the Company an exclusive worldwide license to use various marks, trademarks, URLs, patents and patent applications related to the technology used in the Company's grind-and-roll HEELYS-wheeled footwear (collectively, the "Intellectual Property"). In January 2006, the Company converted the License Agreement into an Intellectual Property Purchase Agreement (the "Purchase Agreement"). Upon the conversion, the Company paid a non-compete fee of $25,000, which is included in other intangible assets and is being amortized over five years, and became subject to a minimum royalty payment of $10,000 per month through January 2007.

        At December 31, 2002, the Company capitalized, as patents in progress, an escrow deposit of $100,000 required under the License Agreement that converted to the purchase price of the Intellectual Property upon execution of the Purchase Agreement. The Company has also capitalized $102,000 in brokerage and legal fees related to these agreements as patents in progress at December 31, 2004. Upon the initial distribution of products incorporating the Intellectual Property in 2003, the Company began to amortize these patents in progress over their estimated useful life.

        Royalty payments of 12% of the Company's cost of certain products, $1.00 per footwear unit for certain styles and 25% of any sublicense revenue of any non-footwear products, apparel, accessories, or similar products that would infringe the trademarks for such products absent the Company's agreements with respect to such trademarks are expensed as incurred under the License Agreement. This royalty expense was $143,000, $179,000 and $299,000 in 2004, 2005 and 2006, respectively.

        The Company is contingently obligated to maintain and/or prosecute, if considered necessary, the Intellectual Property under both the License Agreement and the Purchase Agreement until the total payments under the License Agreement and Purchase Agreement exceed $650,000. The licensor has the option to reacquire the Intellectual Property for certain fixed prices if the minimum royalty payments are not made throughout the term of the Purchase Agreement.

7. ACCRUED EXPENSES

        Accrued expenses consisted of the following (in thousands):

	December 31,
	2005	2006
Inventory received but not invoiced	$51	$—
Marketing costs	650	672
Customer prepayments	339	3,266
Liability insurance	81	785
Professional fees	175	229
Costs initial public offering	—	1,062
Other	212	723

Total accrued expenses	$1,508	$6,737

        Included in accrued expenses are $1.1 million of costs incurred in connection with the Company's initial public offering which closed on December 13, 2006. These costs have been offset against the proceeds of the initial public offering resulting in a decrease in the amount of additional paid-in capital recognized.

8. DEBT

        Revolving Credit Facility — At December 31, 2005, the Company had an aggregate $3,000,000 revolving credit facility (the "Financing Agreement"). Borrowings were subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory. The 50% of eligible inventory calculation was limited to $1,500,000. During 2005, the Company had total borrowings of $7,500,000 and total payments of $7,500,000 related to this facility. There were no outstanding borrowings at December 31, 2005. In August 2006, the Company amended the Financing Agreement, increasing the maximum amount available to $25.0 million. This maximum amount decreased to $10.0 million on January 1, 2007. On February 7, 2007, the Company amended the Financing Agreement to (a) decrease the maximum amount available to $2.0 million, (b) eliminate the 0.25% non-usage fee and (c) eliminate other terms, including terms requiring the Company to provide monthly reports regarding the Company's inventory and accounts receivable. The facility will expire in June 2007. Borrowings are subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory not to exceed the amount advanced on eligible accounts receivable. Indebtedness under the Financing Agreement bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. At December 20, 2006, the applicable interest rate under the Financing Agreement was 8.0% per annum. During 2006, the Company had total borrowings of $23.8 million and total payments of $23.8 million related to this facility. There were no outstanding borrowings at December 31, 2006.

        Accounts receivable and inventory are pledged as collateral under the Financing Agreement. The Company is subject to compliance with certain covenants under the Financing Agreement, including minimum levels of net worth and minimum interest coverage ratios. The Company is not permitted under the Financing Agreement to pay dividends or make distributions.

        Line of Credit Note — In April 2006, the Company executed a $5.0 million line of credit note that matured in April 2007, but was required to be repaid upon consummation of the Company's initial public offering. This note was secured by the same collateral as the revolving credit facility. The Company borrowed $4.0 million under this note to repurchase 1,448,625 shares of the common stock owned by two stockholders. The note was repaid in October 2006 and canceled.

        Other Debt — Other debt at December 31, 2005 and 2006 consisted of the following (in thousands):

	December 31,
	2005	2006
Promissory note, bearing interest at 5.55%, due March 2006	$96	$—
Promissory note, bearing interest at 6.29%, due February 2007	—	211

Total	96	211
Less current portion	(96)	(211)

Long-term portion	$—	$—

        Promissory Notes — During 2005 and 2006, the Company signed agreements with commercial finance companies to finance the payment of its commercial general liability and umbrella premiums. Each agreement provided for an initial payment of a portion of the premium, with the remaining principal balance plus interest to be paid in monthly installments. Interest accrued at 5.55% on the unpaid balance of $96,000 at December 31, 2005. Interest accrued at 6.29% on the unpaid balance of $211,000 at December 31, 2006. Prepaid premiums from the insurance policies financed are pledged as collateral under the promissory notes.

9. COMMITMENTS AND CONTINGENCIES

        Leases — During 2004 and January 2005, the Company sublet its warehouse and office facilities, pursuant to a month-to-month operating sublease, from a related party (see Note 13). Effective February 1, 2005, the Company entered into a new operating lease whereby the Company leases office space for 10 years with renewal options. On February 27, 2006, the Company signed an amendment to its lease for additional warehouse space for the duration of the lease term. The Company also leases certain equipment under a cancelable operating lease.

        Future minimum rental payments under the lease are as follows (in thousands):

Years Ending December 31,
2007	$189
2008	189
2009	189
2010	197
2011	209
Thereafter	768

$1,741

        Rent expense was $129,000, $162,000 and $227,000 for 2004, 2005 and 2006, respectively.

        Employment Arrangement — All of the personnel of the Company are contractually employees of a Professional Employer Organization ("PEO"). The PEO incurs payroll, payroll tax and payroll-related benefit costs. The Company reimburses these costs plus an administrative fee. With respect to these payroll-related benefits, the personnel of the Company are pooled with other employees of the PEO.

        Legal Proceedings — The Company is involved in certain legal proceedings arising in the ordinary course of business, none of which the Company's management believes will have a material adverse effect on the Company's financial position, cash flows or results of operations.

10. INCOME TAXES

        Components of income taxes were as follows (in thousands):

	December 31,
	2004	2005	2006
Current tax expense	$473	$2,447	$16,383
Deferred	(55)	(160)	(595)

	$418	$2,287	$15,788

        A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 34% for 2004 and 2005 and 35% for 2006 to the provision for income taxes is as follows (in thousands):

	December 31,
	2004	2005	2006
Tax at statutory rate	$415	$2,256	$15,758
Expenses not deductible for tax purposes	3	4	68
Other	—	27	(38)

Income taxes	$418	$2,287	$15,788

        Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The tax effects of significant items included in the Company's net deferred tax benefits at December 31, 2005 and 2006 were as follows (in thousands):

	December 31,
	2005	2006
Current tax assets (liabilities):
Allowances for receivables not currently deductible	$240	$686
Allowances for inventory not currently deductible	43	65
Prepaid expenses currently deductible	(79)	(272)
Accrued expenses not currently deductible	31	158

Net current deferred tax benefits	235	637

Long-term tax assets:
Accumulated depreciation and amortization	178	241
Stock-based compensation	—	130

Net long-term deferred tax benefits	178	371

Total deferred tax benefits	$413	$1,008

        The Company assesses the realization of its deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, the Company determined it is more likely than not the deferred tax assets will be realized.

11. STOCKHOLDERS' EQUITY

        Common Stock — During May 2000, the Company issued 11,363,875 shares of its common stock to the initial common stockholders for $125,000, or $0.011 per share, the estimated fair value of the shares at the date of issuance, in exchange for patent applications and trademarks, which were recorded as patents and trademarks. The Company had the right of first refusal on any disposition of common stock by the stockholders, but this right terminated on the Company's initial public offering.

        In April 2006, the Company purchased 724,325 shares of Company common stock owned by one of the Company's directors for a purchase price of $2.0 million or $2.76 per share. In May 2006, the

Company purchased 724,300 shares of Company common stock owned by the Company's founder for a purchase price of $2.0 million, or $2.76 per share. The excess of the purchase cost over the par value has been charged to retained earnings.

        In October 2006, the Company effected a 25-for-one stock split. All common share and per common share amounts in these consolidated financial statements have been retroactively adjusted (unless otherwise stated) for all periods presented to give effect to the stock split. The Series B Preferred stock shares issued and outstanding as of December 31, 2005, as reported in the consolidated balance sheet, does not give effect to the 25-for-one stock split.

        On December 13, 2006, the Company closed an initial public offering of its common stock consisting of 7,388,750 shares of common stock. Of these shares, 3,125,000 were newly issued shares sold by the Company and 4,263,750 were existing shares sold by the selling stockholders, including 963,750 shares pursuant to an exercise by the underwriters of their over-allotment option. The public offering price was $21.00 per share. The gross proceeds for shares of common stock sold by the Company was $65.6 million. The net proceeds to the Company were $61.0 million, after deducting an aggregate of $4.6 million in underwriting discounts and commissions. The Company incurred other direct expenses of $2.2 million in connection with the offering. As of December 31, 2006, the Company had paid $1.1 million of these other direct expenses. Unpaid other direct expenses in the amount of $1.1 million is included in accrued expenses at December 31, 2006. The Company did not receive any of the proceeds from the sale of shares by selling stockholders or on any exercise of the underwriters' over-allotment option.

        Long-Term Incentive Plan — An aggregate of 2,625,000 shares of common stock was reserved for issuance pursuant to the 2001 Long-Term Incentive Plan (the "2001 Plan"), adopted in February 2001. Under the terms of the 2001 Plan, incentive and nonqualified options to purchase common stock and restricted stock awards were permitted to be granted to employees, consultants and nonemployee directors of the Company at the discretion of the compensation committee of the Company's board of directors, subject to certain restrictions.

        Under the 2001 Plan, the Company sold 2,625,000 shares of restricted common stock to employees, officers and a consultant of the Company, during February 2001, in exchange for $28,875 or $0.011 per share, the estimated fair value at the time of grant. Forfeiture and restriction provisions of the shares lapsed evenly at the following three anniversaries of the date of grant. As of December 31, 2004 all restrictions had lapsed.

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES

        Preferred Stock — The Company had authorized an aggregate 3,000,000 shares of $0.001 par value Series A and B Preferred Stock. In May 2000, the Company sold preferred stock and debentures pursuant to an investment agreement between the preferred stockholders and the Company (the "Investment Agreement"). The Company sold 1,818,182 shares of Series A Preferred Stock for $500,000, and 454,545 shares of Series B Preferred Stock for $125,000, or in each case $0.275 per share, the estimated fair value of the shares at the date of purchase (not giving effect to the 25-for-one stock split effected in October 2006).

        The Company was subject to compliance with certain covenants included in the Investment Agreement, including restricting the Company from paying any dividends or distributions and issuing additional shares, except for those restricted common shares issued in February 2001. Concurrent with the execution of the Investment Agreement, the preferred stockholders and the Company executed a registration rights agreement. After May 2001, the Series B Preferred Stockholders could request a demand registration upon a greater than 50% vote. This demand registration would cause the Company to perform all conversions, redemptions and payments associated with a qualified public offering.

        Also, concurrent with the execution of the Investment Agreement, the common and preferred stockholders executed an investor rights agreement. Under that agreement, a preferred stockholder was entitled to designate two members of the five-member Board of Directors, and the initial common stockholders were entitled to designate two members of the Board of Directors. The initial common stockholders and a preferred stockholder were entitled to designate one mutually acceptable member of the Board of Directors.

        The Series A Preferred Stock was nonconvertible and redeemable. The Company could redeem the shares at any time with 30 days' notice, and the shares were mandatorily redeemable upon the completion of a qualified public offering. The stockholders could require the Company to redeem the shares beginning May 31, 2007. The redemption price and liquidation preference were $0.275 per share, plus all accrued and unpaid dividends. A cumulative dividend at the rate of $0.022 per annum was to accrue from May 31, 2005 through May 31, 2007 and was payable quarterly in cash. The dividend rate was to increase to $0.033 per annum on May 31, 2007. The Series A Preferred Stock was redeemed by the Company on May 31, 2005 for $500,000. Dividends had not begun accumulating; therefore the shares were redeemed for the original purchase price of $500,000.

        The Series B Preferred Stock was convertible and redeemable. One share of Series B Preferred Stock was convertible into one share of common stock at the option of the stockholder at $0.275 per share (not giving effect to the 25-for-one stock split effected in October 2006). All shares of Series B Preferred Stock would have automatically been converted into shares of common stock if the Company completed a qualified public offering, completed a sale of substantially all of its assets or were to have undergone a change in control or a merger. The stockholders could have required the Company to redeem the shares beginning May 31, 2007. The redemption price was the greater of estimated fair value per share or $0.275 per share (liquidation preference) (not giving effect to the 25-for-one stock split effected in October 2006). No dividends were to be accrued or paid on the Series B Preferred Stock. In June 2006, all outstanding shares of the Series B Preferred Stock were converted into common stock, prior to giving effect to the 25-for-one stock split effected in October 2006.

13. RELATED-PARTY TRANSACTIONS

        During 2004 and January 2005, the Company sublet its warehouse and office facilities from a related company (see Note 9). A director and minority owner of the lessor is a stockholder and director of the Company. The Company expensed $141,000 and $14,000 during 2004 and 2005, respectively, for rent, warehouse management and labor and reimbursement of utilities provided by this related company.

        The Company's patent attorney is also a stockholder of the Company. The Company capitalized and expensed a total of $242,000, $190,000 and $498,000 included in patents and trademarks and general and administrative expenses, during 2004, 2005 and 2006, respectively, for costs incurred. Additionally, this patent attorney's law firm provides general corporate legal counsel to the Company. The Company expensed a total of $0, $24,000 and $135,000 for these services during 2004, 2005 and

2006, respectively. This expense is included in general and administrative expense. In connection with the Company's initial public offering this law firm provided legal counsel to the Company. A total of $761,000 was incurred for these legal services and has been offset against the proceeds of the initial public offering. The Company owed $61,000 and $523,000 to this law firm as of December 31, 2005 and 2006, respectively.

        In April 2006, the Company purchased 724,325 shares of Company common stock owned by one of the Company's directors for a purchase price of $2,000,006, or approximately $2.76 per share.

        In May 2006, the Company purchased 724,300 shares of Company common stock owned by the Company's founder for a purchase price of $1,999,937, or approximately $2.76 per share. Simultaneously with this sale and purchase, the Company's founder also sold to the Company's Chairman of the Board 362,150 shares of Company common stock owned by the founder for a purchase price of $999,969, or approximately $2.76 per share.

14. OTHER EMPLOYEE BENEFIT PLANS

        401(k) Plan — Effective January 2002, the Company sponsored a 401(k) Retirement Plan (the "401(k) Plan") through its PEO. All employees who are 21 years of age or older are immediately eligible to enroll in the 401(k) Plan. The Company makes discretionary nonelective contributions to the 401(k) plan. The Company expensed contributions of $36,000, $73,000 and $105,000 during 2004, 2005 and 2006, respectively, related to discretionary contributions.

15. STOCK-BASED COMPENSATION

        In June 2006, the Company adopted the 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan replaced the 2001 Plan (see Note 11). Awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, generally vest based over four years of continuous service and have a 10-year contractual life.

        The Company has reserved 2,272,725 shares of common stock subject to the 2006 Plan and as of December 31, 2006 had 45,225 shares remaining available that may be granted to employees, consultants and nonemployee directors of the Company in the future. The 2006 Plan is administered by the compensation committee of the Company's board of directors, which selects the persons to whom options will be granted, determines the number of shares to be subject to each grant, and prescribes the other terms and conditions of each grant, including the type of consideration to be paid to the Company upon exercise and the vesting schedule. If a change of control of the Company, as defined by the 2006 Plan, occurs, all of the options issued and outstanding under the 2006 Plan will accelerate and become fully vested and exercisable.

        In June 2006, the Company granted 711,800 incentive and 1,330,700 nonqualified stock options at an exercise price of $4.05 per share, which was the fair value at the grant date. The options granted in June 2006 are subject to a 48-month vesting period with a contractual term of ten years.

        In December 2006, the Company granted 87,856 incentive and 99,644 nonqualified stock options at a weighted average exercise price of $24.56 per share. Exercise price was equal to the fair value at the grant date. The options granted in December 2006 vest and become exercisable in four equal cumulative installments on each successive anniversary date of the grant and have a contractual term of ten years.

        The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), which requires the measurement of compensation cost based on the estimated fair value of the award on the date of grant. That cost is recognized using the straight-line method over the period during which an employee is required to provide service in exchange for the award — the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Company determines the grant-date fair value of employee stock options using the Black-Scholes option-pricing model.

        Fair Value June 2006 Grants — For the June 2006 grants the Company determined the fair value of its common stock and engaged an independent third party appraiser to perform a contemporaneous valuation of the Company's common stock as of June 23, 2006, the date of grant of the June 2006 options. Utilizing the methodologies and procedures set forth in the AICPA Practice Aid for the Valuation of Privately-Held Company Equity Securities Issued as Compensation, the independent appraiser determined the value of the Company's common stock based upon a number of significant factors, assumptions and methodologies. These factors included recent sales and negotiations for sales of the Company's common stock, the timing of such transactions, the Company's discounted value of estimated future cash flows, valuations of comparable companies and transactions and the Company's expected value as a public company. The independent appraiser correlated the value indications derived from the various methodologies to a single value by "weighting" each value indication, applied a lack of marketability discount and further decreased the value per share by the dilution to the value that would be realized by a Company stockholder by virtue of the June 2006 option issuances. Between June 23, 2006 and the date of the Company's initial public offering, several events occurred that the Company believed contributed to the increase in the fair value of the Company's common stock. These events included, among others, the Company's increased earnings and the Company's ability to exceed internally projected sales targets after July 2006.

        The Company estimated the volatility of its common stock at the date of grant based on the historical volatility of comparable public companies.

        The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of each grant.

        Expected life was calculated using the simplified method as prescribed by the SEC's Staff Accounting Bulletin No. 107. This decision was based on the lack of relevant historical data.

        Accordingly, the Company computed the fair value of the options granted in June 2006, using the Black-Scholes option pricing model and the following assumptions:

Expected volatility	44.27%
Dividend yield	—
Risk-free interest rate	5.21%
Expected life (years)	6.02

        Fair Value December 2006 Grants — The Company computed the fair value of the options granted in December 2006, using the Black-Scholes option pricing model and the following assumptions:

Expected volatility	42.94%
Dividend yield	—
Risk-free interest rate	4.45%
Expected life (years)	6.25

        The Company estimated the volatility of its common stock at the date of grant based on the historical volatility of comparable public companies.

        The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of each grant.

        Expected life was calculated using the simplified method as prescribed by the SEC's Staff Accounting Bulletin No. 107. This decision was based on the lack of relevant historical data.

        The following summarizes stock option transactions for the year ended December 31, 2006:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	—	$—	—	$—
Granted	2,230,000	5.77	—	—
Exercised	13,073	4.05	—	361,000
Forfeited or expired	2,500	4.05	—	—

Outstanding at December 31, 2006	2,214,427	$5.79	9.5	$58,320,000

Exercisable at December 31, 2006	241,927	$4.05	9.5	$6,788,000

Vested at December 31, 2006	241,927	$4.05	9.5	$6,788,000

Unvested at December 31, 2006	1,972,500	$6.00	9.5	$51,531,000

        The total fair value of shares that vested during December 31, 2006 was $520,000.

        Stock-based compensation cost was $576,000 for the year ended December 31, 2006. The portion of stock-based compensation cost included in cost of sales, sales and marketing, and general and administrative expenses in the accompanying consolidated statement of operations was $8,000, $128,000 and $440,000, respectively.

        The remaining unrecognized compensation cost related to unvested awards at December 31, 2006 is $5,842,000 and the weighted-average period of time over which this cost will be recognized is 3.7 years.

        The Company has not capitalized any stock-based compensation costs at December 31, 2006. There have been no modifications to stock option awards during 2006.

        All unvested options at December 31, 2006 are expected to vest.

        Tax benefits resulting from stock-based compensation deductions in excess of amounts reported for financial reporting purposes was $117, 000 for 2006. This amount is treated as a financing cash flow.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        The following table sets forth certain financial information for the periods indicated. The data is prepared on the same basis as the audited consolidated financial statements. All recurring, necessary adjustments are reflected in the data below.

	Three months ended
	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
	(in thousands)
Consolidated Statements of Operations Data:
Net sales	$5,432	$10,656	$12,964	$14,898	$13,669	$30,927	$72,511	$71,101
Cost of sales	3,472	7,003	8,668	9,808	8,749	20,237	47,584	45,995

Gross profit	1,960	3,653	4,296	5,090	4,920	10,690	24,927	25,106
Selling, general and administrative expenses
Sales and marketing	624	1,082	1,556	1,986	1,381	2,954	4,639	4,721
General and administrative	575	855	703	853	931	1,220	1,883	2,363

Total selling, general and administrative expenses	1,199	1,937	2,259	2,839	2,312	4,174	6,522	7,084

Income from operations	761	1,716	2,037	2,251	2,608	6,516	18,405	18,022
Other expense (income)	(4)	2	78	55	1	77	324	187

Income before income taxes	765	1,714	1,959	2,196	2,607	6,439	18,081	17,835
Income taxes	264	591	675	757	912	2,254	6,294	6,328

Net income	$501	$1,123	$1,284	$1,439	$1,695	$4,185	$11,787	$11,507

Earnings per share:
Basic	$0.04	$0.08	$0.09	$0.10	$0.12	$0.27	$0.49	$0.47
Diluted	0.02	0.04	0.05	0.06	0.07	0.17	0.48	0.44
Weighted average shares outstanding:
Basic	13,989	13,989	13,989	13,989	13,989	15,435	23,904	24,720
Diluted	25,353	25,353	25,353	25,353	25,353	24,501	24,752	25,952
Other Data:
Net sales, domestic	$4,336	$8,391	$10,796	$13,050	$12,034	$27,201	$61,387	$60,725
Net sales, international	1,096	2,265	2,168	1,848	1,635	3,726	11,124	10,376
Depreciation and amortization	92	94	90	120	93	95	102	112

HEELYS, INC.

8,000,000 Shares

Common Stock

PROSPECTUS
                        , 2007

Bear, Stearns & Co. Inc.	Wachovia Securities	JPMorgan

Piper Jaffray	Banc of America Securities LLC	CIBC World Markets	Robert W. Baird & Co.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

        The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC Registration fee	$9,306
NASD filing fee	30,814
Printing and engraving expenses	150,000
Legal fees and expenses	75,000
Accounting fees and expenses	100,000
Blue sky fees and expenses	5,000
Transfer agent fees	5,000
Miscellaneous fees and expenses	24,880

Total	$400,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to (1) indemnify its directors and officers, as well as its other employees and agents, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred or paid by that person in connection with any threatened, pending or completed action, suit or proceeding in which that person is made a party because that person is or was a director, officer, employee or agent of the corporation, subject to certain limitations, and (2) advance the expenses incurred by its directors, officers, employees and agents before the final disposition of an action, suit or proceeding. Section 145 also provides that it is not exclusive of other rights to which persons seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested stockholders or otherwise. Article VIII of our By-Laws provides for mandatory indemnification of and advancement of expenses to our directors and officers to the maximum extent permitted by the Delaware General Corporation Law subject to limited exceptions, and authorizes our board of directors to grant indemnification and advance expenses to any of our other employees or agents to the same extent that we indemnify our directors and officers.

        Our Certificate of Incorporation provides that, in accordance with Section 102(b)(7) of the Delaware General Corporation Law, our directors will not be liable for monetary damages for breach of their fiduciary duty as directors to our stockholders and us. This provision does not eliminate a director's fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law and each director will continue to be subject to monetary or other liability for breach of the director's duty of loyalty to our stockholders or us, for acts or omissions not in good faith or involving intentional misconduct for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        We have entered into an indemnification agreement with each of our executive officers and directors, the form of which is filed as Exhibit 10.17 to this registration statement and is incorporated herein by reference, and we generally intend to enter into indemnification agreements with any new executive officers and directors in the future. The indemnification agreements provide our executive officers and directors with certain rights to and in connection with indemnification and advancement of expenses in addition to those provided for in our By-Laws. As provided in those indemnification agreements, we intend to maintain directors' and officers' insurance coverage to the extent such insurance is available on commercially reasonable terms, as determined by our board of directors. That insurance would protect our executive officers and directors against losses arising from any claim asserted against them and expenses incurred by them in those capacities, subject to certain exclusions and limits on the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

        In May 2000, we sold 436,364 shares of our Series B Preferred Stock to Capital Southwest Venture Corporation for $120,000 and 18,181 shares of our Series B Preferred Stock to Samuel and Patricia Ligon for $5,000. In June 2006, each share of Series B Preferred Stock was converted into one share of common stock (25 shares giving effect to the 25-for-one stock split effected in October 2006). Mr. Robert J. Ward, our patent attorney, was issued 250,000 shares of our common stock (giving effect to the 25-for-one stock split effected in October 2006) in May 2000 when we were formed. The conversion of Series B Preferred Stock and the issuance to Mr. Ward were deemed to be exempt from registration under the Securities Act in reliance upon Section 3(a)(9) and Section 4(2) of the Securities Act, respectively. On June 23, 2006, we granted options to employees under our 2006 Stock Incentive Plan to purchase 2,042,500 shares of our common stock at an exercise price of $4.05 per share (giving effect to the 25-for-one stock split effected in October 2006). Effective as of December 7, 2006, we granted options to employees under our 2006 Stock Incentive Plan to purchase 130,000 shares of our common stock, at an exercise price of $21.00 per share, the offering price in our initial public offering and on December 12, 2006, we granted options to employees under our 2006 Stock Incentive Plan to purchase 57,500 shares of our common stock at an exercise price of $32.60 per share. The sales of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits

Except as noted, the following exhibits are incorporated by reference or filed herewith. References to the Form S-1 are to the Registrant's Registration Statement on Form S-1 (File No. 333-137046), filed with the Securities and Exchange Commission (SEC) on September 1, 2006. References to Amendment No. 1 to Form S-1 are to Amendment No. 1 to the Form S-1 filed with the SEC on October 4, 2006. References to Amendment No. 2 to Form S-1 are to Amendment No. 2 to the Form S-1 filed with the SEC on October 27, 2006. References to Amendment No. 3 to Form S-1 are to Amendment No. 3 to the Form S-1 filed with the SEC on November 24, 2006.

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Form S-1).
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Form S-1).
4.1	Form of Registrant's Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1).
†5.1	Opinion of Gardere Wynne Sewell LLP.
10.1
Registration Rights Agreement, dated May 26, 2000, among the Registrant, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.1 to the Form S-1).
10.2	Manufacturing Agreement, dated March 8, 2001, between Bu Kyung Industrial and Heeling Sports Limited (incorporated by reference to Exhibit 10.2 to the Form S-1).
10.3	Consulting Agreement, dated September 30, 2006, between Boss Technical Services and Heeling Sports Limited (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Form S-1).
10.4
Credit Agreement, dated August 20, 2004, as amended by an Amendment to Credit Agreement, dated June 15, 2006, and an Amendment to Credit Agreement, dated August 25, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.4 to the Form S-1), and Amendment to Credit Agreement, dated February 7, 2007 by and between JPMorgan Chase Bank, N.A. and Heeling Sports Limited (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 13, 2007).
10.5
Lease Agreement, dated November 4, 2004, between CP Commercial Properties — XIX, Inc. and Heeling Sports, Limited, as amended by the First Amendment to Lease Agreement, dated February 27, 2006, for 3200 Belmeade, Suite 100, Carrollton, Texas (incorporated by reference to Exhibit 10.5 to the Form S-1).
10.6	Stock Purchase Agreement, dated as of April 28, 2006, by and between the Registrant and Richard E. Middlekauff (incorporated by reference to Exhibit 10.7 to the Form S-1).
10.7	Stock Purchase Agreement, dated as of May 19, 2006, by and between the Registrant and Roger R. Adams (incorporated by reference to Exhibit 10.8 to the Form S-1).
10.8	Letter Agreement, dated June 28, 2006, by and between Richard E. Middlekauff and Roger R. Adams, and approved by the Registrant (incorporated by reference to Exhibit 10.9 to the Form S-1).
10.9
Amended and Restated Employment Agreement, dated as of September 18, 2006, between Michael G. Staffaroni and Heeling Sports Limited (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Form S-1).
10.10
Amended and Restated Employment Agreement, dated as of November 16, 2006, between Michael W. Hessong and Heeling Sports Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Form S-1).

10.11
Amended and Restated Employment Agreement, dated as of September 18, 2006, between Charles D. Beery and Heeling Sports Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Form S-1).
10.12
Amended and Restated Employment Agreement, dated as of November 16, 2006, between Roger R. Adams and Heeling Sports Limited (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Form S-1).
10.13	Employment Agreement, dated as of September 18, 2006, between Patrick F. Hamner and Heeling Sports Limited (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Form S-1).
10.14
Waiver and Agreement, dated September 14, 2006, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, CYPO, Inc., Heeling Holding Corporation, Heeling Management Corporation, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Form S-1).
10.15
2006 Stock Incentive Plan, as amended by Amendment to Heeling, Inc. 2006 Stock Incentive Plan and form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.16 to the Form S-1).
10.16	Heeling Sports Limited 2006 Bonus Plan (incorporated by reference to Exhibit 10.17 to the Form S-1).
10.17	Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers (incorporated by reference to Exhibit 10.18 to the Form S-1).
10.18
Intellectual Property Exclusive License Agreement, dated and effective as of September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC; Intellectual Property Purchase Agreement, dated September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC, and Letter Agreement, dated January 5, 2006, between Heeling Sports Limited and Curtis Holdings, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Form S-1).
10.19
Investor Rights Agreement, dated as of May 24, 2000, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, Cypo, Inc., Heeling Holding Corporation, Heeling Management Corp., Samuel P. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Form S-1).
10.20	Stockholder Agreement, dated as of May 24, 2000, between Roger R. Adams and Robert J. Ward (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Form S-1).
10.21	Agreement, dated November 17, 2006, between Roger R. Adams and Robert J. Ward (incorporated by reference to Exhibit 10.22 to Amendment No. 3 to the Form S-1).
10.22	Heelys, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K/A filed on June 1, 2007).
10.23
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Michael G. Staffaroni and Heelys, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).

10.24
First Amendment to the Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Patrick F. Hamner and Heelys, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
10.25
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Michael W. Hessong and Heelys, Inc. (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
10.26
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Charles D. Beery and Heelys, Inc. (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Form S-1).
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).
†24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

†
Previously filed.

(b)   Financial Statement Schedules

        Schedule II — Valuation and Qualifying Accounts and Reserves

        Other schedules are omitted because they are not required.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above or otherwise, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

        We undertake that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 6, 2007.

HEELYS, INC.
By:	/s/ MICHAEL G. STAFFARONI Michael G. Staffaroni Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL G. STAFFARONI Michael G. Staffaroni	Chief Executive Officer, President and Director (Principal Executive Officer)	June 6, 2007
* Michael W. Hessong	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 6, 2007
* Patrick F. Hamner	Chairman of the Board	June 6, 2007
* Roger R. Adams	Director	June 6, 2007
* Richard E. Middlekauff	Director	June 6, 2007
* Samuel B. Ligon	Director	June 6, 2007
* James T. Kindley	Director	June 6, 2007
*By	/s/ MICHAEL G. STAFFARONI Michael G. Staffaroni Attorney-in-fact

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that the individual whose signature appears below constitutes and appoints Michael G. Staffaroni and Michael W. Hessong, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ JEFFREY G. PETERSON Jeffrey G. Peterson	Director	June 6, 2007

Schedule II

HEELYS, INC. AND SUBSIDIARIES.

Valuation and Qualifying Accounts and Reserves

(In thousands)

        For the years ended December 31, 2004, 2005 and 2006:

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2004
Allowance for doubtful accounts	$38	$(2)	$(4)	$32
Reserve for estimated returns	117	157	(166)	108
Reserve for cooperative advertising	124	260	(200)	184
Year ended December 31, 2005
Allowance for doubtful accounts	32	104	(6)	130
Reserve for estimated returns	108	347	(242)	213
Reserve for cooperative advertising	184	518	(341)	361
Year ended December 31, 2006
Allowance for doubtful accounts	130	435	(155)	410
Reserve for estimated returns	213	1,898	(979)	1,132
Reserve for cooperative advertising	361	2,033	(1,977)	417

INDEX TO EXHIBITS

        Except as noted, the following exhibits are incorporated by reference or filed herewith. References to the Form S-1 are to the Registrant's Registration Statement on Form S-1 (File No. 333-137046), filed with the Securities and Exchange Commission (SEC) on September 1, 2006. References to Amendment No. 1 to Form S-1 are to Amendment No. 1 to the Form S-1 filed with the SEC on October 4, 2006. References to Amendment No. 2 to Form S-1 are to Amendment No. 2 to the Form S-1 filed with the SEC on October 27, 2006. References to Amendment No. 3 to Form S-1 are to Amendment No. 3 to the Form S-1 filed with the SEC on November 24, 2006.

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Form S-1).
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Form S-1).
4.1	Form of Registrant's Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1).
†5.1	Opinion of Gardere Wynne Sewell LLP.
10.1
Registration Rights Agreement, dated May 26, 2000, among the Registrant, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.1 to the Form S-1).
10.2	Manufacturing Agreement, dated March 8, 2001, between Bu Kyung Industrial and Heeling Sports Limited (incorporated by reference to Exhibit 10.2 to the Form S-1).
10.3	Consulting Agreement, dated September 30, 2006, between Boss Technical Services and Heeling Sports Limited (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Form S-1).
10.4
Credit Agreement, dated August 20, 2004, as amended by an Amendment to Credit Agreement, dated June 15, 2006, and an Amendment to Credit Agreement, dated August 25, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.4 to the Form S-1), and Amendment to Credit Agreement, dated February 7, 2007 by and between JPMorgan Chase Bank, N.A. and Heeling Sports Limited (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 13, 2007).
10.5
Lease Agreement, dated November 4, 2004, between CP Commercial Properties — XIX, Inc. and Heeling Sports, Limited, as amended by the First Amendment to Lease Agreement, dated February 27, 2006, for 3200 Belmeade, Suite 100, Carrollton, Texas (incorporated by reference to Exhibit 10.5 to the Form S-1).
10.6	Stock Purchase Agreement, dated as of April 28, 2006, by and between the Registrant and Richard E. Middlekauff (incorporated by reference to Exhibit 10.7 to the Form S-1).
10.7	Stock Purchase Agreement, dated as of May 19, 2006, by and between the Registrant and Roger R. Adams (incorporated by reference to Exhibit 10.8 to the Form S-1).
10.8	Letter Agreement, dated June 28, 2006, by and between Richard E. Middlekauff and Roger R. Adams, and approved by the Registrant (incorporated by reference to Exhibit 10.9 to the Form S-1).

10.9
Amended and Restated Employment Agreement, dated as of September 18, 2006, between Michael G. Staffaroni and Heeling Sports Limited (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Form S-1).
10.10
Amended and Restated Employment Agreement, dated as of November 16, 2006, between Michael W. Hessong and Heeling Sports Limited (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Form S-1).
10.11
Amended and Restated Employment Agreement, dated as of September 18, 2006, between Charles D. Beery and Heeling Sports Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Form S-1).
10.12
Amended and Restated Employment Agreement, dated as of November 16, 2006, between Roger R. Adams and Heeling Sports Limited (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Form S-1).
10.13	Employment Agreement, dated as of September 18, 2006, between Patrick F. Hamner and Heeling Sports Limited (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Form S-1).
10.14
Waiver and Agreement, dated September 14, 2006, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, CYPO, Inc., Heeling Holding Corporation, Heeling Management Corporation, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Form S-1).
10.15
2006 Stock Incentive Plan, as amended by Amendment to Heeling, Inc. 2006 Stock Incentive Plan and form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.16 to the Form S-1).
10.16	Heeling Sports Limited 2006 Bonus Plan (incorporated by reference to Exhibit 10.17 to the Form S-1).
10.17	Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers (incorporated by reference to Exhibit 10.18 to the Form S-1).
10.18
Intellectual Property Exclusive License Agreement, dated and effective as of September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC; Intellectual Property Purchase Agreement, dated September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC, and Letter Agreement, dated January 5, 2006, between Heeling Sports Limited and Curtis Holdings, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Form S-1).
10.19
Investor Rights Agreement, dated as of May 24, 2000, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, Cypo, Inc., Heeling Holding Corporation, Heeling Management Corp., Samuel P. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Form S-1).
10.20	Stockholder Agreement, dated as of May 24, 2000, between Roger R. Adams and Robert J. Ward (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Form S-1).
10.21	Agreement, dated November 17, 2006, between Roger R. Adams and Robert J. Ward (incorporated by reference to Exhibit 10.22 to Amendment No. 3 to the Form S-1).

10.22	Heelys, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K/A filed on June 1, 2007).
10.23
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Michael G. Staffaroni and Heelys, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
10.24
First Amendment to the Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Patrick F. Hamner and Heelys, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
10.25
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Michael W. Hessong and Heelys, Inc. (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
10.26
First Amendment to the Amended and Restated Employment Agreement, Including Agreement to Arbitrate, Noncompetition Agreement and Nondisclosure Agreement, dated as of April 11, 2007, between Charles D. Beery and Heelys, Inc. (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on April 17, 2007).
21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Form S-1).
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).
†24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

†
Previously filed.